    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1999.

                                                      REGISTRATION NO. 333-72353
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 MARIMBA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                           7372                          77-0422318
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                                440 CLYDE AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 930-5282
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 KIM K. POLESE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 MARIMBA, INC.
                                440 CLYDE AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 930-5282
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                SCOTT C. DETTMER, ESQ.                                GORDON K. DAVIDSON, ESQ.
                 BENNETT L. YEE, ESQ.                                 DAVID K. MICHAELS, ESQ.
                BRANDI L. GALVIN, ESQ.                              CYNTHIA E. GARABEDIAN, ESQ.
                  AMY S. COHEN, ESQ.                                     FENWICK & WEST LLP
               GUNDERSON DETTMER STOUGH                                 TWO PALO ALTO SQUARE
         VILLENEUVE FRANKLIN & HACHIGIAN, LLP                       PALO ALTO, CALIFORNIA 94306
                155 CONSTITUTION DRIVE                                     (650) 494-0600
             MENLO PARK, CALIFORNIA 94025
                    (650) 321-2400

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


                     CALCULATION OF REGISTRATION FEE CHART



------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                          PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
  TITLE OF EACH CLASS OF              AMOUNT TO BE       OFFERING PRICE PER    AGGREGATE OFFERING       REGISTRATION
  SECURITIES TO BE REGISTERED        REGISTERED(1)            SHARE(2)              PRICE(2)               FEE(3)
------------------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par               4,600,000               $18.00             $82,800,000             $23,019
  value.........................
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------



(1) Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).



(3) A fee of $15,666 was previously paid by the Registrant in connection with the filing on February 12, 1999 and an additional fee of $4,795 was paid by the Registrant in connection with the filing on April 7, 1999. Pursuant to Rule 457(b) under the Securities Act, such fee is being credited against the registration fee, and accordingly, an additional $2,558 is being paid in connection with the registration statement.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued April 28, 1999


                                4,000,000 Shares
                                      LOGO
                                  COMMON STOCK


     MARIMBA, INC. IS OFFERING 3,548,000 SHARES OF ITS COMMON STOCK AND THE SELLING STOCKHOLDERS LISTED ON PAGES 61 - 62 ARE OFFERING 452,000 SHARES. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $16 AND $18 PER SHARE.


                           -------------------------


     OUR COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "MRBA."


                           -------------------------


     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.


                           -------------------------

                           PRICE $            A SHARE

                           -------------------------

                                                    UNDERWRITING                                PROCEEDS
                                 PRICE TO           DISCOUNTS AND         PROCEEDS TO          TO SELLING
                                  PUBLIC             COMMISSIONS         MARIMBA, INC.        STOCKHOLDERS
                                 --------           -------------        -------------        ------------
Per Share.................           $                    $                    $                    $
Total.....................           $                    $                    $                    $

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Marimba and the selling stockholders have granted the underwriters the right to purchase up to an additional 600,000 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares
of common stock to purchasers on                , 1999.

                           -------------------------

MORGAN STANLEY DEAN WITTER
                 CREDIT SUISSE FIRST BOSTON

                                   BT ALEX. BROWN

                                                 HAMBRECHT & QUIST

               , 1999

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
Prospectus Summary..................    3
Risk Factors........................    6
Special Note Regarding
  Forward-Looking Statements........   15
Use of Proceeds.....................   16
Dividend Policy.....................   16
Capitalization......................   17
Dilution............................   18
Selected Consolidated Financial
  Data..............................   19
Management's Discussion And Analysis
  of Financial Condition and Results
  of Operations.....................   20



                                      PAGE
                                      ----
Business............................   31
Management..........................   48
Related Party Transactions..........   59
Principal And Selling
  Stockholders......................   61
Description Of Capital Stock........   63
Shares Eligible For Future Sale.....   66
Underwriters........................   68
Legal Matters.......................   70
Experts.............................   70
Where You Can Find More
  Information.......................   71
Index To Consolidated Financial
  Statements........................  F-1



                            ------------------------

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information regarding Marimba and the common stock being sold in this offering and our financial statements and notes appearing elsewhere in this prospectus. Unless otherwise indicated, all information in this prospectus (1) gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock effective upon the closing of the offering, (2) assumes no exercise of the underwriters' over-allotment option and (3) assumes no exercise of an outstanding warrant to purchase 16,865 shares of our common stock.


                                 MARIMBA, INC.

     Marimba is a leading provider of Internet-based software management solutions that enable companies to expand their market reach, streamline business processes and strengthen relationships with customers, business partners and employees. Our Castanet product family provides an efficient and reliable way for enterprises to distribute, update and manage applications and related data over corporate intranets, extranets and the Internet.

     Companies are increasingly relying on the Internet to deliver business critical applications and services to users inside and outside the enterprise. As the Internet has evolved as a business tool, demands on its infrastructure have grown and the enterprise computing environment is becoming more complex. Furthermore, as business applications are increasingly being advertised and delivered as services, companies and their customers are demanding the same high levels of availability, ease of use and quality of service that they expect from common utilities, including electricity and telephone systems. This has created significant software management challenges. As a result, there is a need for a new management solution designed specifically for the Internet.

     Marimba develops Internet services management solutions that enable companies to deploy and manage e-business applications and services, which encompass business-to-business, business-to-employee and business-to-consumer communications and transactions over corporate intranets, extranets and the Internet. Castanet centralizes and automates the ongoing distribution and management of applications and services. We believe that by using Castanet, organizations can leverage the Internet to reduce software management costs, deliver greater functionality and improve customer loyalty. We intend to extend the Castanet foundation to manage the array of infrastructure, systems and components upon which business applications and services depend. The key elements of our strategy are to extend our technological leadership position, target companies and service providers conducting e-business, expand our worldwide distribution channels and expand our professional service capabilities.

     Our global customer base spans multiple industry segments including financial services, insurance, retail, manufacturing and telecommunications. Castanet customers include various industry leaders, including Bear Stearns, Charles Schwab, EarthLink, The Home Depot, Intuit, Ingram Micro, Seagate Technology and Sun Microsystems. We market our Castanet product worldwide through a combination of a direct sales force, resellers and distributors.

                            ------------------------


     We were incorporated in Delaware in February 1996. Our principal executive offices are located at 440 Clyde Avenue, Mountain View, California 94043, and our telephone number is (650) 930-5282.



     Marimba(R) and Castanet(R) are our trademarks. This prospectus also contains trademarks of other companies.

                                  THE OFFERING


Common stock offered by us......................  3,548,000 shares
Common stock offered by the selling
  stockholders..................................  452,000 shares
Common stock to be outstanding after the
  offering......................................  22,745,775 shares(1)
Over-allotment option...........................  600,000 shares
Use of proceeds.................................  Working capital and general corporate purposes.
                                                  See "Use of Proceeds."
Dividend policy.................................  Currently, we do not anticipate paying cash dividends.
Proposed Nasdaq National Market symbol..........  MRBA


-------------------------

(1) Based on the number of shares outstanding as of March 31, 1999. Excludes 1,959,930 shares of common stock issuable upon exercise of outstanding options and warrants as of March 31, 1999 at a weighted average exercise price of $4.099. Between March 31, 1999 and April 19, 1999, we granted options to purchase 1,047,000 shares of our common stock at an exercise price of $15.00 per share.


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 PERIOD FROM           YEAR ENDED
                                                              FEBRUARY 21, 1996       DECEMBER 31,
                                                               (INCEPTION) TO      ------------------
                                                              DECEMBER 31, 1996     1997       1998
                                                              -----------------    -------    -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues....................................................       $    --         $ 5,563    $17,085
Loss from operations........................................        (1,310)         (7,902)    (6,128)
Net loss....................................................        (1,245)         (7,718)    (5,681)
Basic and diluted net loss per share........................       $  (.81)        $ (1.57)   $  (.59)
Weighted-average shares of common stock outstanding used in
  computing basic and diluted net loss per share............         1,528           4,912      9,606
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                                  $  (.37)
Shares used in computing pro forma basic and diluted net
  loss per common share (unaudited).........................                                   15,359


                                                                  DECEMBER 31, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                              --------    --------------
                                                                           (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  7,825       $ 62,008
Working capital.............................................     2,912         57,254
Total assets................................................    14,862         69,045
Long-term portion of capital lease obligations and equipment
  advances, and other long-term liabilities.................       747             95
Redeemable convertible preferred stock......................    18,953             --
Stockholders' equity (net capital deficiency)...............   (13,743)        60,204


-------------------------

(1) Adjusted to reflect our sale of 3,548,000 shares of common stock in this offering, at an assumed initial public offering price of $17.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of our net proceeds from this offering.

                              RECENT DEVELOPMENTS



     Based on our preliminary analysis, revenues increased by $470,000, or 8%, from $5.7 million in the fourth quarter of 1998 to $6.1 million in the first quarter of 1999. Total revenues during the fourth quarter of 1999 were comprised of $4.5 million from license revenues and $1.6 million from service revenues. Increased revenues during the first quarter resulted from sales to new and existing customers. In March 1999, Marimba released version 4.0 of its Castanet products and had initial sales of this product.



     Our net loss remained relatively constant at $1.6 million for both the fourth quarter of 1998 and the first quarter of 1999. Higher revenues in the first quarter of 1999 were offset by higher operating expenses. We increased operating expenses as we continued to expand our organization in all operating areas.



     Basic and diluted net loss per share during the first quarter of 1999 was $0.13 compared to $0.17 during the fourth quarter of 1998. The decrease in basic and diluted net loss per share was due to an increase in the number of shares of common stock outstanding that resulted from stock option exercises by employees.



     We believe that the unaudited financial information for the first quarter of 1999 contains all adjustments needed to present fairly the information discussed above, and that the adjustments made consist only of normal recurring adjustments.

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

     OUR LIMITED OPERATING HISTORY MAY PREVENT US FROM ACHIEVING SUCCESS IN OUR BUSINESS

     We were founded in February 1996 and have a limited operating history. We began offering our Castanet product in January 1997 and released Castanet 4.0 in March 1999. As a result, we have a limited operating history that may prevent us from achieving success in our business. The revenues and income potential of our business and market are unproven. We will encounter challenges and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. We may not successfully address any of these challenges and the failure to do so would seriously harm our business and operating results. In addition, because of our limited operating history, we have limited insight into trends that may emerge and affect our business.

     WE HAVE INCURRED LOSSES AND WE EXPECT FUTURE LOSSES

     Our failure to significantly increase our revenues would seriously harm our business and operating results. We have experienced operating losses in each quarterly and annual period since inception and we expect to incur significant losses in the future. We incurred net losses of $1.2 million for the period ended December 31, 1996, $7.7 million for the year ended December 31, 1997 and $5.7 million for the year ended December 31, 1998. As of December 31, 1998, we had an accumulated deficit of $14.6 million. We expect to significantly increase our research and development, sales and marketing and general and administrative expenses. As a result, we will need to significantly increase our quarterly revenues to achieve and maintain profitability. We may not be able to sustain our recent revenue growth rates. In fact, we may not have any revenue growth, and our revenues could decline. For a more detailed description of our operating results, please see "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND FUTURE OPERATING RESULTS REMAIN UNCERTAIN


     Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. As a result, we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicators of our future performance. In the future, our operating results will likely be below the expectations of securities analysts and investors. Our failure to meet these expectations would likely seriously harm the market price of our common stock. Operating results vary depending on a number of factors, many of which are outside our control.



     In addition, we anticipate that the size of customer orders may increase as we focus on larger business accounts. As a result, a delay in recognizing revenue, even from just one account, could have a significant negative impact on our operating results. In the past, a significant portion of our sales have been realized near the end of a quarter. As a result, a delay in an anticipated sale past the end of a particular quarter could negatively impact our operating results.


     We expect that revenues in the first quarter of each year will be lower than revenues in the fourth quarter of the preceding year. We believe this trend will be primarily due to the annual nature of budgetary, purchasing and sales cycles.

     Our expense levels are relatively fixed and are based, in part, on expectations as to future revenues. As a result, if revenue levels fall below our expectations, our net loss will increase because only a small portion of our expenses vary with our revenues. For a more detailed description of our quarterly results, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     WE EXPECT SIGNIFICANT INCREASES IN OUR OPERATING EXPENSES

     We intend to substantially increase our operating expenses as we:

     - Increase our sales and marketing activities, including expanding our direct sales force;

     - Increase our research and development activities;

     - Expand our customer support and professional services organizations; and

     - Expand our distribution channels.

     With these additional expenses, we must significantly increase our revenues in order to become profitable. These expenses will be incurred before we generate any revenues by this increased spending. If we do not significantly increase revenues from these efforts, our business and operating results would be seriously harmed.

     OUR SUCCESS DEPENDS ON OUR CASTANET PRODUCT FAMILY AND NEW PRODUCT DEVELOPMENT


     We expect to continue to derive substantially all of our revenues from our Castanet software product family and related services. A decline in the price of Castanet or our inability to increase sales of Castanet would seriously harm our business and operating results. We cannot predict Castanet's success. In March 1999 we introduced Castanet 4.0, which is designed to provide customers with additional functionality. Castanet 4.0 may not provide the benefits we expect, and Castanet 4.0 could fail to meet customers' requirements or achieve widespread market acceptance.



     Our strategy requires Castanet to be highly scalable -- in other words, able to rapidly increase deployment size from a limited number of end-users to a very large number of end-users. If we are unable to achieve this level of scalability, the attractiveness of our products and services would be diminished.



     WE NEED TO DEVELOP AND INTRODUCE NEW TECHNOLOGIES



     In addition, to provide a comprehensive Internet services management solution, we will need to develop and introduce new products which offer functionality that we do not currently provide. We may not be able to develop these technologies and therefore we may not be able to offer a comprehensive Internet services management solution. In addition, in the past we have experienced delays in new product releases, and we may experience similar delays in the future. If we fail to deploy new product releases on a timely basis, our business and operating results could be seriously harmed.


     WE DEPEND ON THE GROWTH OF OUR CUSTOMER BASE


     Our success is substantially dependent on the continued growth of our customer base. If we fail to increase our customer base, our business and operating results would be seriously harmed. Our ability to attract new customers will depend on a variety of factors, including the reliability, security, scalability and cost-effectiveness of our products and services as well as our ability to effectively market our products and services. In the past, we have lost potential customers to competitors for various reasons, including lower prices.


     WE DEPEND ON INCREASED BUSINESS FROM OUR CURRENT CUSTOMERS


     If we fail to generate repeat and expanded business from our current customers, our business and operating results would be seriously harmed. Most of our customers initially make a limited purchase of our products and services for pilot programs. Many of these customers may not choose to purchase additional licenses to expand their use of Castanet. In addition, as we deploy new versions of Castanet or introduce new products, our current customers may not require the functionality of our new products and may not ultimately license these products.

     Because the total amount of maintenance and support fees we receive in any period depends in large part on the size and number of licenses that we have previously sold, any downturn in our software license revenues would negatively impact our future service revenues. In addition, if customers elect not to renew their maintenance agreements, our service revenues could be significantly adversely affected.


     WE HAVE A LONG SALES CYCLE THAT DEPENDS UPON FACTORS OUTSIDE OUR CONTROL

     A customer's decision to purchase Castanet typically involves a significant commitment of resources and is influenced by the customer's budget cycles. In addition, selling Castanet requires us to educate potential customers on its use and benefits. As a result, our products have a long sales cycle which can take over six months. We face difficulty predicting the quarter in which sales to expected customers may occur. The sale of our products is also subject to delays from the lengthy budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. For example, customers frequently begin by evaluating our products on a limited basis and devote time and resources to testing our products before they decide whether or not to purchase a license for deployment. Customers may also defer orders as a result of anticipated releases of new products or enhancements by us or our competitors.

     WE DEPEND ON OUR RELATIONSHIP WITH TIVOLI


     Tivoli, a subsidiary of International Business Machines Corporation, has been a primary reseller of our products since 1997. Because a significant amount of our revenues has been and is expected to be derived from Tivoli, we are dependent on our relationship with Tivoli. Any disruption of our relationship with Tivoli would seriously harm our business and operating results.



     In March 1998, we entered into an original equipment manufacturer agreement with Tivoli under which Tivoli is building upon the Castanet infrastructure to develop a product called Cross-Site. Tivoli released Cross-Site in April 1999. We expect to generate revenues from royalties on sales of Cross-Site beginning in 1999 and expect that revenues from Tivoli's resale of Castanet will rapidly decrease and become insignificant as Tivoli transitions its efforts to the sale of Cross-Site. Our reseller agreement with Tivoli expires upon the earlier of June 30, 1999 or written notice provided to us by Tivoli. The change in our relationship with Tivoli from a reseller relationship to an original equipment manufacturer relationship will require significantly increased ongoing technological assistance to, and collaboration with Tivoli to support the integration of Castanet into Cross-Site. This collaboration may be unsuccessful.



     Tivoli might fail to successfully market and sell Cross-Site. Any failure of Cross-Site to achieve widespread market acceptance could significantly harm our business and operating results. Because Cross-Site is built upon the Castanet infrastructure, we expect Cross-Site to compete with our Castanet products. For a description of Tivoli's financial impact on our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     NOVADIGM HAS CLAIMED THAT WE INFRINGE ITS INTELLECTUAL PROPERTY

     On March 3, 1997, Novadigm filed a complaint against us in the United States District Court for the Northern District of California, alleging infringement by us of a patent held by Novadigm (U.S. Patent No. 5,581,764, the "Novadigm Patent"). Novadigm alleges that our infringement relates to methods for updating data and software over a computer network that we use in our Castanet products. The complaint also alleges that we have willfully infringed the Novadigm Patent and seeks up to triple damages under the United States Patent Act. On May 2, 1997, we filed our answer to Novadigm's complaint and filed a counterclaim against Novadigm.


     Litigation is subject to inherent uncertainties. In addition, cases like this generally involve issues of law that are evolving, presenting further uncertainty. Our defense of this litigation, regardless of the merits of the complaint, has been, and will likely continue to be, time-consuming and a diversion for our personnel. In addition, publicity related to this litigation has in the past, and will likely in the future, have a negative impact on the sale of our Castanet products.

     A failure to prevail in the litigation could result in:

     - Our paying monetary damages, which could be tripled if the infringement is found to have been willful;

     - The issuance of a preliminary or permanent injunction requiring us to stop selling Castanet in its current form;

     - Our having to redesign Castanet, which could be costly and time-consuming and could substantially delay Castanet shipments, assuming that a redesign is feasible;

     - Our having to reimburse Novadigm for some or all of its attorneys' fees;

     - Our having to obtain from Novadigm a license to its patent, which license might not be made available to us on reasonable terms, particularly because Novadigm is a competitor; or

     - Our having to indemnify our customers against any losses they may incur due to the alleged infringement.

     Any of these results would seriously harm our business and operating results. Furthermore, we expect to continue to incur substantial costs in defending against this litigation and these costs could increase significantly if our dispute goes to trial. It is possible that these costs could substantially exceed our expectations in future periods. For a more detailed description of this litigation please see "Business -- Legal Proceedings."

     OUR MARKETS ARE HIGHLY COMPETITIVE

     Our markets are new, rapidly evolving and highly competitive, and we expect this competition to persist and intensify in the future. Our failure to maintain and enhance our competitive position could seriously harm our business and operating results. We encounter current or potential competition from a number of sources, including:


     - Sellers of enterprise-wide management systems, which include electronic software distribution;



     - Companies that market products that support the distribution of software applications; and



     - Desktop software management suites.


     In addition, we compete with various methods of application distribution and management, including the web browser, and with application server vendors and others that have introduced software distribution capabilities into their products.


     Potential competitors may bundle their products or incorporate an Internet services management component into existing products in a manner that discourages users from purchasing our products. For example, we expect that future releases of Microsoft's Windows operating systems, which manage the programs on a computer, will include components addressing Internet services management functions. Furthermore, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can.



     Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. Many of these companies have more extensive customer bases and broader customer relationships that they could leverage, including relationships with many of our current and potential customers. These companies also have significantly more established customer support and professional services organizations than we do. In addition, these companies may adopt aggressive pricing policies. For a more detailed description of our competitive position, including some of our competitors and competitive products, please see "Business -- Legal Proceedings."

     PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED


     We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources and could seriously harm our business and operating results. In addition, we sell our products internationally, and the laws of many countries do not protect our proprietary rights as well as the laws of the United States.


     WE MAY BE FOUND TO INFRINGE PROPRIETARY RIGHTS OF OTHERS


     Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, or limit or interfere with our ability to make, use or sell our products. As a result, we may be found to infringe on the proprietary rights of others. Furthermore, companies in the software market are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. We could incur substantial costs to defend any litigation, and intellectual property litigation could force us to do one or more of the following:


     - Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;


     - Obtain a license from the holder of the infringed intellectual property right; and



     - Redesign products or services.



     In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. For a description of our current litigation with Novadigm, Inc., please see "Business -- Legal Proceedings."


     WE DEPEND UPON THIRD-PARTY DISTRIBUTION RELATIONSHIPS AND NEED TO DEVELOP NEW RELATIONSHIPS


     We have a limited number of distribution agreements and we may not be able to increase our number of distribution relationships or maintain our existing relationships. For example, Netscape, a reseller of our products, accounted for a significant amount of our revenues in 1997 and 1998. Netscape is no longer an active reseller of our products, and we do not expect material revenues from Netscape in the future.


     Our current agreements with our channel partners do not prevent these companies from selling products of other companies, including products that may compete with our products, and do not generally require these companies to purchase minimum quantities of our products. These distributors could give higher priority to the products of other companies or to their own products, than they give to our products. In addition, sales through these channels generally have a lower price than direct sales. As a result, while the loss of, or significant reduction in sales volume to any of our current or future distribution partners could seriously harm our revenues and operating results, a significant increase in sales through these channels could also negatively impact our gross margins. For additional information regarding our third-party distribution relationships please see "Business -- Sales, Marketing and Distribution."

     WE NEED TO DEVELOP AND EXPAND OUR SALES, MARKETING AND DISTRIBUTION CAPABILITIES


     We need to expand our marketing and direct sales operations in order to increase market awareness of our products, market Castanet to a greater number of enterprises and generate increased revenues. However, competition for qualified sales personnel is intense and we may not be able to hire enough qualified individuals in the future. Our products and services require a sophisticated sales effort targeted at senior management of our prospective customers. New hires require extensive training and typically take at least six months to achieve full productivity. In addition, we have limited experience marketing our products broadly to a large number of potential customers. For additional information regarding our direct sales operations please see "Business -- Sales, Marketing and Distribution."


     WE NEED TO EXPAND OUR PROFESSIONAL SERVICES

     We may not be able to attract, train or retain the number of highly qualified services personnel that our business needs. We believe that growth in our product sales depends on our ability to provide our customers with professional services and to educate third-party resellers and consultants on how to provide similar services. As a result, we plan to increase the number of our services personnel to meet these needs. However, competition for qualified services personnel is intense. For additional information regarding our professional services please see "Business -- Customer Support and Training."

     We expect our service revenues to increase in dollar amount as we continue to provide support, consulting and training services that complement our products and as our installed base of customers grows. This could negatively impact our gross margin because margins on revenues derived from services are generally lower than margins on revenues derived from the license of Castanet.

     EXPANDING INTERNATIONALLY IS EXPENSIVE, WE MAY RECEIVE NO BENEFIT FROM OUR EXPANSION AND OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO GOVERNMENTAL REGULATION


     We plan to increase our international sales force and operations. However, we may not be successful in increasing our international sales. In addition, our international business activities are subject to a variety of risks, including the adoption of laws, currency fluctuations, actions by third parties and political and economic conditions that could restrict or eliminate our ability to do business in foreign jurisdictions. To date, we have not adopted a hedging program to protect us from risks associated with foreign currency fluctuations. For additional information on our foreign currency risks, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Qualitative and Quantitative Disclosure about Market Risk."



     Export, and in some cases, import clearances must be obtained before Castanet can be distributed internationally. Current or new government laws and regulations, or the application of existing laws and regulations, could expose us to significant liabilities, significantly slow our growth and seriously harm our business and operating results.


     WE MUST MANAGE OUR GROWTH AND EXPANSION

     Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. Any failure to manage growth effectively could seriously harm our business and operating results. We have grown from 20 employees at December 31, 1996 to 145 employees at December 31, 1998. We have also opened seven sales offices and have significantly expanded our operations. To be successful, we will need to implement additional management information systems, improve our operating, administrative, financial and accounting systems and controls, train new employees and maintain close coordination among our executive, engineering, accounting, finance, marketing, sales and operations organizations. In addition, our growth has resulted, and any future growth will result, in increased responsibilities for management personnel.

     WE MUST RETAIN AND ATTRACT KEY PERSONNEL

     Our success depends largely on the skills, experience and performance of the members of our senior management and other key personnel, including our President and Chief Executive Officer, Kim Polese, our Executive Vice President, Worldwide Sales and Chief Operating Officer, Steven P. Williams and our Chief Technical Officer, Arthur van Hoff. We may not be successful in attracting, assimilating or retaining qualified personnel in the future. None of our senior management or other key personnel is bound by an employment agreement. If we lose one or more of these key employees, our business and operating results could be seriously harmed. In addition, our future success will depend largely on our ability to continue attracting and retaining highly skilled personnel. Like other companies in the San Francisco Bay Area, we face intense competition for qualified personnel. For a more detailed description of our management personnel, please see "Management."

     WE RELY ON THIRD-PARTY SOFTWARE AND APPLICATIONS


     We integrate third-party security and encryption software and digital certificates as a component of our software. There are inherent limitations in the use and capabilities of much of the technology that we license from third parties. As a result, we face a number of challenges in integrating these technologies into Castanet. We would be seriously harmed if the providers from whom we license software ceased to deliver and support reliable products, enhance their current products or respond to emerging industry standards. In addition, the third-party software may not continue to be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain or obtain this software, could result in shipment delays or reductions. Furthermore, we might be forced to limit the features available in our current or future product offerings. Either alternative could seriously harm our business and operating results.



     Almost all of our products are written in Java and require a Java virtual machine made available by Sun Microsystems, Inc. in order to operate. Sun may not continue to make these implementations of the Java virtual machines available at commercially reasonable terms or at all. Furthermore, if Sun were to make significant changes to the Java language or its Java virtual machine implementations, or fail to correct defects and limitations in these products, our ability to continue to improve and ship our products could be impaired. In the future, our customers may also require the ability to deploy our products on platforms for which technically acceptable Java implementations either do not exist or are not available on commercially reasonable terms. Our customers may also use particular implementations of the Java virtual machine that may not be technically or commercially acceptable for integration into our products.


     SOFTWARE DEFECTS IN CASTANET WOULD HARM OUR BUSINESS


     Complex software products like ours often contain errors or defects, including errors relating to security, particularly when first introduced or when new versions or enhancements are released. Castanet extensively utilizes digital certificates and other complex technology. Our use of this technology has in the past and may in the future result in product behavior problems which may not be anticipated by us or our customers. For example, most versions of Castanet shipped before Castanet 4.0 contain digital certificates that cause Castanet and any applications being delivered with Castanet to stop running when the certificate used expires. We have developed an update which avoids this problem and are in the process of notifying customers of the issue and distributing the update. It is possible that we may not be able to identify all affected customers and provide them with the update. Customers that do not install the update will experience this problem with respect to Castanet itself on June 24, 1999, and, with respect to any applications they have deployed with Castanet and signed with a certificate, on the date of expiration of the certificate they elected to use. Defects or errors in current or future products, including Castanet 4.0, could result in lost revenues or a delay in market acceptance, which would seriously harm our business and operating results operations.



     Since many of our customers use our products for business-critical applications, errors, defects or other performance problems could result in financial or other damage to our customers and could significantly impair their operations. Our customers could seek damages for losses related to any of these issues.For example, we could be subject to claims for losses by customers that we are unable to identify and notify and, as a result, do not install our update that avoids the digital certificate problem. A product liability claim brought against us, even if not successful, would likely be time consuming and costly to defend and could adversely affect our marketing efforts.

     YEAR 2000 ISSUES COULD AFFECT OUR BUSINESS


     We are in the process of assessing any Year 2000 issues with the computer communications, software and security systems that we use to deliver and manage our products and to manage our internal operations. If our systems do not operate properly with respect to date calculations involving the Year 2000 and subsequent dates, we could incur unanticipated expenses to remedy any problems, which could seriously harm our business. We may also experience reduced sales of our products as current or potential customers reduce their budgets for Internet services management products due to increased expenditures on their own Year 2000 compliance efforts.



     We have identified one Year 2000 date-related limitation in earlier versions of Castanet. Versions of Castanet before 3.2 display date-related data to the user in a manner that uses only two digits to represent a year. A two-digit display of the Year 2000 could cause a user to believe the year represented was 1900 instead of 2000. Despite our testing and correcting, our products, including Castanet 4.0, may contain errors or faults with respect to the Year 2000. Our efforts to address Year 2000 issues are described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."


     OUR FUTURE CAPITAL NEEDS ARE UNCERTAIN

     We expect the net proceeds from this offering and borrowings under our credit facility to be sufficient to meet our working capital and capital expenditure needs for at least twelve months. After that, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. This could seriously harm our business and operating results. Furthermore, if we issue additional equity securities, stockholders may experience dilution, and the new equity securities could have rights senior to those of existing holders of our common stock. If we cannot raise funds, if needed, on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. For a discussion regarding our use of proceeds from this offering, dilution or our working capital, please see "Use of Proceeds," "Dilution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     WE ARE CONTROLLED BY EXISTING STOCKHOLDERS

     On completion of this offering, executive officers and directors and their affiliates will beneficially own, in the aggregate, approximately 40.8% of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over us. We plan to reserve up to 6.5% of the shares offered in this offering under a directed share program for selected directors, suppliers, customers and others who have a relationship with us under which these persons would be able to purchase shares in this offering at the initial public offering price. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see "Principal and Selling Stockholders."

     WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS

     Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For information regarding these provisions, please see "Description of Capital Stock."

RISKS RELATED TO OUR INDUSTRY

     WE FACE CHALLENGES STEMMING FROM OUR EMERGING MARKETS


     The market for Internet services management software has only recently begun to develop, is rapidly evolving and will likely have an increasing number of competitors. We cannot be certain that a viable market for our products will emerge or be sustainable. If the Internet services management market fails to develop, or develops more slowly than expected, our business and operating results would be seriously harmed.



     Furthermore, in order to be successful in this emerging market, we must be able to differentiate ourself from our competitors through our product and service offerings and brand name recognition. We may not be successful in differentiating ourself or achieving widespread market acceptance of our products and services. Furthermore, enterprises that have already invested substantial resources in other methods of deploying and managing their applications and services may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems.


     WE DEPEND ON CONTINUED USE OF THE INTERNET AND GROWTH OF ELECTRONIC
BUSINESS


     Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.


     In addition, the Internet may not be accepted as a long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the necessary speed, data capacity, security and hardware necessary for reliable Internet access and services.

     WE MUST RESPOND TO RAPID TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY
STANDARDS


     The markets for our Internet services management solutions are marked by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. New products based on new technologies or new industry standards can quickly render existing products obsolete and unmarketable. Any delays in our ability to develop and release enhanced or new products could seriously harm our business and operating results. Our technology is complex, and new products and product enhancements can require long development and testing periods. Our failure to conform to prevailing standards could have a negative effect on our business and operating results.


RISKS RELATED TO THIS OFFERING

     NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND OUR STOCK PRICE MAY FLUCTUATE AFTER THIS OFFERING


     An active public market for our common stock may not develop or be sustained after this offering. The market price for our common stock will vary from the initial offering price after this offering. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:


     - Quarterly variations in operating results;

     - Changes in financial estimates by securities analysts;

     - Announcements by us or our competitors of new products, significant contracts, acquisitions or strategic relationships;

     - Additions or departures of key personnel;

     - Any future sales of our common stock or other securities; and

     - Stock market price and volume fluctuations, which are particularly common among securities of Internet-related companies.

     FUTURE SALES OF SHARES COULD AFFECT OUR STOCK PRICE


     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Based on shares outstanding as of March 31, 1999, upon completion of this offering, we will have outstanding 22,745,775 shares of common stock. Other than the shares of common stock sold in this offering, no shares will be eligible for sale in the public market immediately. Our stockholders will be subject to agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of this prospectus. After these agreements expire, an additional 18,745,775 shares will be eligible for sale in the public market. For a detailed discussion of the shares eligible for future sale, please see "Shares Eligible for Future Sale."

     NEW STOCKHOLDERS WILL INCUR SUBSTANTIAL DILUTION AS A RESULT OF THIS
OFFERING

     The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate substantial dilution. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. For a discussion regarding dilution in this offering, please see "Dilution."

     WE HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING

     We plan to use the proceeds from this offering for general corporate purposes. Therefore, we will have broad discretion as to how we will spend the proceeds, and stockholders may not agree with the ways in which we use the proceeds. We may not be successful in investing the proceeds from this offering, in our operations or external investments, to yield a favorable return.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology; for instance, may, will, should, expect, plan, anticipate, believe, estimate, predict, potential or continue, the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS


     Our net proceeds from the sale of the 3,548,000 shares of common stock we are offering are estimated to be $55.0 million, assuming an initial public offering price of $17.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $58.0 million. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. We expect to use $811,000 of the net proceeds to repay equipment advances outstanding under a credit facility that currently bears interest at 7.75% per year and to use the balance for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to ours. We have no current plans, agreements or commitments for acquisitions and are not currently engaged in any negotiations for any acquisition. Pending these uses, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.


                                DIVIDEND POLICY


     We have not paid any cash dividends since inception and do not currently intend to pay any cash dividends. In addition, the terms of our credit agreement prohibit the payment of dividends on our capital stock.

                                 CAPITALIZATION


     The following table presents our capitalization as of December 31, 1998 (1) on an actual basis (2) on a pro forma basis, after giving effect to the conversion of all outstanding shares of preferred stock into common stock and
(3) as adjusted to reflect our receipt of the estimated net proceeds from our sale of 3,548,000 shares of common stock in this offering at an assumed initial offering price of $17.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, the filing of a new certificate of incorporation after the closing of this offering and the application of our proceeds from this offering:



                                                                       DECEMBER 31, 1998
                                                              ------------------------------------
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
Long-term liabilities, less current portion(1)..............  $    747    $    747      $     95
                                                              --------    --------      --------
Redeemable convertible preferred stock, $.0001 par value,
  15,000,000 shares authorized, 5,753,566 shares outstanding actual; 15,000,000 shares authorized, no shares
  outstanding pro forma; 10,000,000 shares authorized, no
  shares outstanding as adjusted............................    18,953          --            --
                                                              --------    --------      --------
Stockholders' equity (net capital deficiency):
  Common Stock, $.0001 par value, 30,000,000 shares
     authorized, 13,052,262 shares outstanding actual;
     30,000,000 shares authorized, 18,805,828 shares
     outstanding pro forma; 80,000,000 shares authorized,
     22,353,828 shares outstanding as adjusted(2)...........         1           2             2
  Additional paid-in capital................................     2,182      21,134        76,128
  Note receivable from officer..............................      (160)       (160)         (160)
  Deferred compensation.....................................    (1,116)     (1,116)       (1,116)
  Translation adjustment....................................        (6)         (6)           (6)
  Accumulated deficit.......................................   (14,644)    (14,644)      (14,644)
                                                              --------    --------      --------
     Total stockholders' equity (net capital deficiency)....   (13,743)      5,210        60,204
                                                              --------    --------      --------
          Total capitalization..............................  $  5,957    $  5,957      $ 60,299
                                                              ========    ========      ========


-------------------------
(1) See Notes 3 and 4 of Notes to Consolidated Financial Statements for a description of our capital leases and bank arrangements.

(2) The share numbers exclude:

   - 2,192,568 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1998 at a weighted average exercise price of $3.16 per share;

   - 1,229,773 shares of common stock available for issuance under our 1996 Stock Plan;

   - 16,865 shares of common stock issuable upon the exercise of a warrant outstanding as of December 31, 1998 at an exercise price of $1.48 per share;

   - 1,250,000 shares of common stock available for issuance under our 1999 Omnibus Equity Incentive Plan;

   - 500,000 shares of common stock available for issuance under our 1999 employee stock purchase plan; and

   - 150,000 shares of common stock available for issuance under our 1999 Non-Employee Directors Option Plan.


     Between December 31, 1998 and April 19, 1999, we issued options to purchase 1,260,500 shares of our common stock at exercise prices ranging from $10.00 per share to $15.00 per share.


     See "Management -- Employee Benefit Plans," and Notes 6 and 9 of "Notes to Consolidated Financial Statements" for a description of our equity plans.

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1998 was $5.2 million, or approximately $.28 per share. Net tangible book value per share represents the amount of stockholders' equity, less intangible assets, divided by 18,805,828 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.


     Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 3,548,000 shares of common stock in this offering at an assumed initial offering price of $17.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of December 31, 1998 would have been $60.2 million or $2.69 per share. This represents an immediate increase in net tangible book value of $2.41 per share to existing stockholders and an immediate dilution in net tangible book value of $14.31 per share to purchasers of common stock in the offering, as illustrated in the following table:



Assumed initial public offering price per share.............           $17.00
Pro forma net tangible book value per share as of December
  31, 1998..................................................  $ .28
Increase per share attributable to new investors............   2.41
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................             2.69
                                                                       ------
Dilution per share to new investors.........................           $14.31
                                                                       ======



     The following table presents on a pro forma basis as of December 31, 1998, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in the offering (at the assumed initial offering price of $17.00 per share) with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:



                                                   SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                                 --------------------    ---------------------      PRICE
                                                   NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                                 ----------   -------    -----------   -------    ---------
Existing stockholders..........................  18,805,828     84.1%    $19,727,000     24.6%     $ 1.05
New stockholders...............................   3,548,000     15.9      60,316,000     75.4
                                                 ----------    -----     -----------    -----
          Totals...............................  22,353,828    100.0%    $80,043,000    100.0%
                                                 ==========    =====     ===========    =====


     The following table indicates the effect of sales by selling stockholders on existing and new stockholders:

                                                                                           SHARES HELD ASSUMING
                                       SHARES HELD BEFORE THE     SHARES HELD AFTER THE      EXERCISE OF OVER-
                                              OFFERING                  OFFERING             ALLOTMENT OPTION
                                       -----------------------    ---------------------    ---------------------
                                         NUMBER       PERCENT       NUMBER      PERCENT      NUMBER      PERCENT
                                       -----------    --------    ----------    -------    ----------    -------
Existing stockholders................  18,805,828      100.0%     18,353,828      82.1%    17,941,828      79.6%
New stockholders.....................          --          0       4,000,000      17.9      4,600,000      20.4
                                       ----------      -----      ----------     -----     ----------     -----
          Total......................  18,805,828      100.0%     22,353,828     100.0%    22,541,828     100.0%
                                       ==========      =====      ==========     =====     ==========     =====

     For a description of the stock owned by the selling stockholders see "Principal and Selling Stockholders."

     As of December 31, 1998, there were options outstanding to purchase a total of 2,192,568 shares of common stock at a weighted average exercise price of $3.16 per share. In addition, as of December 31, 1998, there was a warrant outstanding to purchase 16,865 shares of common stock at an exercise price of $1.48 per share. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. For a description of our equity plans, please see "Management -- Employee Benefit Plans" and Note 6 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the inception period ended December 31, 1996 and the fiscal years ended 1997 and 1998, and the consolidated balance sheet data at December 31, 1997 and 1998 are derived from audited consolidated financial statements included elsewhere in this prospectus that have been audited by Ernst & Young LLP, independent auditors. The consolidated balance sheet data at December 31, 1996 are derived from audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of future results. The pro forma consolidated balance sheet data as of December 31, 1998 is unaudited and reflects the assumed conversion of all outstanding shares of preferred stock into common stock upon the consummation of this offering.

                                                                 PERIOD FROM
                                                              FEBRUARY 21, 1996
                                                               (INCEPTION) TO      YEAR ENDED DECEMBER 31,
                                                                DECEMBER 31,       ------------------------
                                                                    1996              1997          1998
                                                              -----------------    ----------    ----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License...................................................       $    --          $ 5,011       $13,901
  Service...................................................            --              552         3,184
                                                                   -------          -------       -------
          Total revenues....................................            --            5,563        17,085
Cost of revenues:
  License...................................................            --               13            75
  Service...................................................            --              621         1,964
                                                                   -------          -------       -------
          Total cost of revenues............................            --              634         2,039
                                                                   -------          -------       -------
Gross profit................................................            --            4,929        15,046
                                                                   -------          -------       -------
Operating expenses:
  Research and development..................................           515            2,410         5,773
  Sales and marketing.......................................           473            8,054        12,371
  General and administrative................................           322            2,367         2,779
  Amortization of deferred compensation.....................            --               --           251
                                                                   -------          -------       -------
          Total operating expenses..........................         1,310           12,831        21,174
                                                                   -------          -------       -------
Loss from operations........................................        (1,310)          (7,902)       (6,128)
Interest income, net........................................            65              338           488
                                                                   -------          -------       -------
Loss before income taxes....................................        (1,245)          (7,564)       (5,640)
Provision for income taxes..................................            --              154            41
                                                                   -------          -------       -------
Net loss....................................................       $(1,245)         $(7,718)      $(5,681)
                                                                   =======          =======       =======
Basic and diluted net loss per share........................       $  (.81)         $ (1.57)      $  (.59)
                                                                   =======          =======       =======
Weighted-average shares of common stock outstanding used in
  computing basic and diluted net loss per share............         1,528            4,912         9,606
                                                                   =======          =======       =======
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                                      $  (.37)
                                                                                                  =======
Shares used in computing pro forma basic and diluted net
  loss per share (unaudited)................................                                       15,359
                                                                                                  =======

                                                                                                  PRO FORMA AS
                                                                    DECEMBER 31,                       OF
                                                       ---------------------------------------    DECEMBER 31,
                                                             1996            1997       1998          1998
                                                       -----------------    -------    -------    ------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....       $ 2,811         $14,402    $ 7,825      $  7,825
Working capital......................................         2,464           8,036      2,912         2,912
Total assets.........................................         3,156          21,898     14,862        14,862
Long-term portion of capital lease obligations and
  equipment advances, and other long-term
  liabilities........................................            --             211        747           747
Redeemable convertible preferred stock...............         3,963          18,953     18,953            --
Accumulated deficit..................................        (1,245)         (8,963)   (14,644)      (14,644)
Total stockholders' equity (net capital
  deficiency)........................................        (1,235)         (8,471)   (13,743)        5,210

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes appearing elsewhere in this prospectus.


OVERVIEW

     Marimba is a leading provider of Internet-based software management solutions that enable companies to expand their market reach, streamline business processes and strengthen relationships with customers, business partners and employees. Our Castanet product family provides an efficient and reliable way for enterprises to distribute, update and manage applications and related data over corporate intranets, extranets and the Internet.

     We were incorporated in February 1996 and began operations in August 1996. During the period from February 1996 through December 31, 1996, we were a development stage enterprise and had no revenues. Our operating activities during this period related primarily to developing our products, building our corporate infrastructure and raising capital.

     In January 1997, we released our first version of Castanet and, to date, have derived substantially all our revenues from the license of Castanet and related services. We licensed Castanet in early 1997 to enterprises primarily for pilot programs that involved limited deployments. In 1997, we grew our organization by hiring personnel in key areas, particularly sales, research and development and marketing. During 1998, we continued to develop and market our Castanet products and enhanced the core Castanet infrastructure with products that provided greater centralized management control and the ability to distribute applications written in leading programming languages. Also in 1998, we sold several licenses of Castanet to repeat customers for larger scale production deployments. During this time period, we continued to make substantial investments in our internal infrastructure by hiring employees throughout the organization. In March 1999 we released Castanet 4.0, which provides enhanced Internet services management capabilities.

     Revenues to date have been derived primarily from the license of our Castanet products and to a lesser extent from maintenance and support, consulting and training services. Customers who license Castanet generally purchase maintenance contracts, typically covering a 12-month period. Additionally, customers may purchase consulting, which is customarily billed by us at a fixed daily rate plus out-of-pocket expenses. We also offer training services that are billed on a per student or per class session basis.

     We recognize software license revenue in accordance with Statement of Position 97-2 "Software Revenue Recognition," as amended by Statement of Position 98-4. These statements provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and are effective for our transactions entered into after January 1, 1998. The application of SOP 97-2 has not had a material impact on our results of operations.

     In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to Certain Transactions. SOP 98-9 amends SOP 97-2 and SOP 98-4 extending the deferral of the application of provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We have not yet determined the effect of the final adoption of SOP 98-9 on our financial condition or operating results. However, Marimba believes that SOP 98-9 may require more revenue to be deferred for some types of transactions.

     License revenues are comprised of perpetual or multiyear license fees which are primarily derived from contracts with corporate customers and resellers. We recognize license revenues after execution of a license agreement or receipt of a definitive purchase order and delivery of the product to end-user customers, provided that there are no uncertainties surrounding product acceptance, the license fees are fixed and determinable, collectibility is probable and we have no remaining obligations. Revenues on arrangements with customers who are not the ultimate users, primarily resellers, are not recognized until the software is sold through to the end user. If the fee due from the customer is not fixed or determinable, revenues are recognized as payments become due from the customer. If collectibility is not considered probable, revenues are recognized when the fee is collected. Advance payments are recorded as deferred revenue until the products are delivered, services are provided, or obligations are met. Service revenues are comprised of revenues from maintenance agreements, consulting and training fees. Revenues from maintenance agreements are recognized on a straight-line basis over the life of the related agreement, which is typically one year. We recognize service revenues from training and consulting upon completion of the work to be performed.


     We market our products worldwide through a combination of a direct sales force, resellers, system integrators and distributors. Tivoli has been a reseller of our products and accounted for $3.1 million, or approximately 18% of our revenues in 1998. This includes $1.9 million, or approximately 40% of our revenues, in the third quarter of 1998 and $1.1 million, or approximately 20% of our revenues, in the fourth quarter of 1998. Our reseller agreement with Tivoli provides for the resale of our products at substantial discounts from list price. Consequently, the gross margin on these sales is generally lower than the gross margin on our direct sales.



     We have an original equipment manufacturer agreement with Tivoli under which Tivoli has built upon the Castanet infrastructure to develop a product called Cross-Site, which was released in April 1999. Any revenues from Tivoli under this agreement will be from per seat royalty payments on sales of Cross-Site that contain the Castanet infrastructure. The per seat payments under this agreement will be less than the per seat payments we currently have under our reseller agreement with Tivoli. We expect to generate revenues from royalties on sales of Cross-Site beginning in 1999 and expect that revenues from the resale of Castanet under the Tivoli reseller agreement will rapidly decrease and become insignificant. Any failure of Cross-Site to achieve widespread market acceptance could significantly harm our business and operating results.


     We entered into a reseller agreement with Netscape in July 1997. Sales by Netscape accounted for $1.0 million, or approximately 18% of our revenues in 1997, and $3.8 million, or approximately 22% of our revenues in 1998. A majority of the $3.8 million of 1998 revenues was recognized in the first half of 1998, with only $1.3 million in revenue recognized in the second half of 1998. Netscape is no longer an active reseller, and we do not expect any material revenues from Netscape in the future.

     In 1997 and 1998, revenues attributable to customers outside of North America accounted for approximately 22% and 7% of our total revenues. We plan to expand our international operations significantly, particularly in Europe, because we believe international markets represent a significant growth opportunity. The expansion of our international operations will be subject to a variety of risks that could significantly harm our business and results of operations.

     Despite our revenue growth, we have incurred significant losses since inception and, as of December 31, 1998, we had an accumulated deficit of approximately $14.6 million. We believe our success depends on further increasing our customer base and on growth in the emerging Internet services management market. Accordingly, we intend to continue to invest heavily in sales, marketing and research and development. Furthermore, we expect to continue to incur substantial operating losses at least through 1999, and our expected increase in operating expenses will require significant increases in revenues before we become profitable.

     In view of the rapidly changing nature of our business and our limited operating history, we believe that period-to-period comparisons of revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Additionally, despite our sequential quarterly revenue growth during 1998, we do not believe that historical growth rates are necessarily sustainable or indicative of future growth.

RESULTS OF OPERATIONS

     The following table presents selected financial data for the periods indicated as a percentage of total revenues. Data for the 1996 inception period is not presented because we had no revenues during that period.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1997       1998
                                                              ------      -----
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License...................................................    90.1%      81.4%
  Service...................................................     9.9       18.6
                                                              ------      -----
Total revenues..............................................   100.0      100.0
Cost of revenues:
  License...................................................     0.2        0.4
  Service...................................................    11.2       11.5
                                                              ------      -----
Total cost of revenues......................................    11.4       11.9
                                                              ------      -----
Gross profit................................................    88.6       88.1
Operating expenses:
  Research and development..................................    43.3       33.8
  Sales and marketing.......................................   144.8       72.4
  General and administrative................................    42.5       16.3
  Amortization of deferred compensation.....................      --        1.5
                                                              ------      -----
Total operating expenses....................................   230.6      124.0
                                                              ------      -----
Loss from operations........................................  (142.0)     (35.9)
Interest income, net........................................     6.1        2.8
                                                              ------      -----
Loss before income taxes....................................  (135.9)     (33.1)
Provision for income taxes..................................    (2.8)      (0.2)
                                                              ------      -----
Net loss....................................................  (138.7)%    (33.3)%
                                                              ======      =====

1996 INCEPTION PERIOD AND YEARS ENDED DECEMBER 31, 1997 AND 1998

     REVENUES

     Total revenues increased $11.5 million, or 207%, from $5.6 million in 1997 to $17.1 million in 1998. We had no revenues during the 1996 inception period.

     License Revenues. Substantially all license revenues have been derived from sales of our Castanet products and increased $8.9 million, or 177%, from $5.0 million in 1997 to $13.9 million in 1998. We attribute the increase in license revenues from 1997 to 1998 to:

     - growth in our customer base;

     - additional sales to existing customers; and

     - an increase in the average contract amount of executed license agreements.

     Service Revenues. Service revenues include maintenance and support, consulting and training. Service revenues increased $2.6 million, or 477%, from $552,000 in 1997 to $3.2 million in 1998. As a percentage of total revenues, service revenues increased from 10% of total revenues in 1997 to 19% of total revenues in 1998. The increase in service revenues was due primarily to increased revenues from customer maintenance contracts. Also, we increased our consulting service revenues as customers elected to utilize our consulting organization. During 1999, we expect service revenues to increase in absolute amount and as a percentage of total revenues. An increased shift in our revenue mix toward services would negatively impact our gross margins because service revenues have higher costs and therefore lower margins than license revenues.

     COSTS OF REVENUES

     Cost of License Revenues. Cost of license revenues consists primarily of the fees for third-party software products integrated into our products. Cost of license revenues increased from $13,000 in 1997 to $75,000 in 1998. We had no cost of license revenues in 1996. The increase from 1997 to 1998 was due to a third-party software product that we licensed on September 30, 1997 and embedded in Castanet. Therefore, in 1997, cost of license revenues includes costs associated with this license only for the fourth quarter, whereas 1998 includes a full year of these costs. We expect cost of license revenues to increase in absolute amount during 1999, but to remain a relatively small percentage of total revenues.

     Cost of Service Revenues. Cost of service revenues includes:

     - salaries and related expenses of our customer support organization;

     - salaries and related expenses of our consultants for billable consulting engagements;

     - cost of third parties contracted to provide consulting services to our customers; and

     - an allocation of our facilities and depreciation expenses.

     Cost of service revenues increased from $621,000 in 1997 to $2.0 million in 1998, representing 113% and 62% of service revenue. The increase in absolute dollars of cost of service revenues from 1997 to 1998 was due primarily to growth in our customer support organization and an increase in consulting costs commensurate with the increase in consulting revenues. Our customer support organization had no employees at January 1, 1997 and grew to 12 employees at both December 31, 1997 and December 31, 1998. We had no cost of service revenues in 1996. We expect our cost of service revenues to increase as we continue to expand our customer support and consulting organizations. Since service revenues provide lower gross margins than license revenues, this expansion would negatively impact our gross margins if our license revenues do not significantly increase.

     OPERATING EXPENSES

     Research and Development. Research and development expenses, which are expensed as incurred, consist primarily of:

     - salaries and related costs of our engineering organization;

     - fees paid to third-party consultants; and

     - an allocation of our facilities and depreciation expenses.

     We believe that our success is dependent in large part on continued enhancement of our current products and the ability to develop new, technologically advanced products that meet the sophisticated requirements of our customers. Accordingly, we have increased our investment in research and development in each of the periods since inception. Research and development expenses increased from $515,000 in the 1996 inception period to $2.4 million in 1997 and $5.8 million in 1998. The increases in research and development expenses were due to significant increases in engineering personnel and related costs, as well as increases in third-party consulting costs. We expect research and development expenses to increase in absolute amount in 1999.

     Sales and Marketing. Sales and marketing expenses consist primarily of:

     - salaries and related costs of our sales and marketing organizations;

     - sales commissions;

     - costs of our marketing programs, including public relations, advertising, trade shows, collateral sales materials, our customer advisory council and seminars;

     - rent and facilities costs associated with our regional and international sales offices; and

     - an allocation of our facilities and depreciation expenses.

     We have significantly increased our sales and marketing expenses since the 1996 inception period. Sales and marketing expenses increased from $473,000 in the 1996 inception period to $8.1 million in 1997 and $12.4 million in 1998. The increases in sales and marketing expenses are due primarily to significant growth in our sales and marketing organizations, an increase in sales commissions as sales have increased, an increase in the number of regional and international sales offices and expansion of our marketing programs. We increased the number of sales and marketing personnel from six employees at December 31, 1996 to 45 employees at December 31, 1997 and 65 employees at December 31, 1998. Marimba also increased the number of sales offices from one at December 31, 1996 to two at December 31, 1997 and to seven at December 31, 1998. Sales commission expense increased by 54% from 1997 to 1998. There was no sales commission expense in 1996. We expect to continue to invest heavily in sales and marketing in order to grow revenues and expand our brand awareness. Consequently, we expect to increase the absolute dollar amount of sales and marketing expenses in 1999.

     General and Administrative. General and administrative expenses consist primarily of:

     - costs of our finance, human resources and legal services organizations;

     - third-party legal and other professional services fees; and

     - an allocation of our facilities and depreciation expenses.

     General and administrative expenses increased from $322,000 in the 1996 inception period to $2.4 million in 1997 and $2.8 million in 1998. We attribute the increases in general and administrative expenses to growth of our administrative organizations in support of overall growth. We increased our general and administrative personnel from 13 at December 31, 1997 to 21 at December 31, 1998. We expect the absolute dollar amount of general and administrative expenses to increase in 1999.

     Additionally, we have incurred significant outside legal costs in defense of Novadigm's complaint against us alleging patent infringement filed in March 1997. We expect to incur significant additional costs related to this complaint in the future, and these costs will increase substantially if we go to trial. A trial is currently scheduled for September 1999.

     Deferred Compensation. We recorded deferred compensation of approximately $1.4 million in 1998, representing the difference between the exercise prices of options granted to acquire 940,500 shares of common stock during 1998 and the deemed fair value for financial reporting purposes of our common stock on the grant dates. We amortized deferred compensation expense of $251,000 during fiscal 1998. This compensation expense relates to options awarded to individuals in all operating expense categories. Total deferred compensation at December 31, 1998 of $1.1 million is being amortized over the vesting periods of the options on a graded vesting method. The amortization of deferred compensation recorded will approximate $592,000 for 1999, $310,000 for 2000, $159,000 for 2001 and
$55,000 for 2002.

     INTEREST INCOME, NET

     Interest income, net consists primarily of interest earned on our cash, cash equivalents and short term investments offset by interest expenses associated with our capital leases and equipment advances.

Interest income, net increased from $65,000 in the 1996 inception period to $338,000 in 1997 and $488,000 in 1998. The increases in interest income, net relate primarily to increased invested cash balances from our equity financings in August 1996 and August 1997.

     PROVISION FOR INCOME TAXES

     Our provision for income taxes for the years ended December 31, 1997 and 1998 consists entirely of foreign withholding taxes. No provision for federal or state income taxes has been recorded because we experienced net losses from inception through 1998.

     As of December 31, 1998, we had federal net operating loss carryforwards of approximately $11.1 million. We also had a federal research and development tax credit carryforward of approximately $400,000 at that date. The net operating loss and credit carryforwards will expire at various dates beginning in 2011 through 2018, if not utilized.

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations contained in the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss and credits before utilization.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our unaudited quarterly operating results for the four quarters of 1998. You should read the following table together with our Consolidated Financial Statements and related Notes in this prospectus. We have prepared this unaudited information on the same basis as the audited Consolidated Financial Statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the operating results for any quarter.

                                                              THREE MONTHS ENDED
                                                ----------------------------------------------
                                                MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                  1998         1998        1998         1998
                                                ---------    --------    ---------    --------
                                                                (IN THOUSANDS)
Revenues:
  License.....................................   $ 2,491     $ 3,155      $ 3,804     $ 4,451
  Service.....................................       519         526          929       1,210
                                                 -------     -------      -------     -------
Total revenues................................     3,010       3,681        4,733       5,661
Cost of revenues:
  License.....................................        17          16           16          26
  Service.....................................       488         396          482         598
                                                 -------     -------      -------     -------
Total cost of revenues........................       505         412          498         624
                                                 -------     -------      -------     -------
Gross profit..................................     2,505       3,269        4,235       5,037
Operating expenses:
  Research and development....................     1,211       1,311        1,545       1,706
  Sales and marketing.........................     2,082       2,715        3,638       3,936
  General and administrative..................       750         527          596         906
  Amortization of deferred
     compensation.............................        --          --           73         178
                                                 -------     -------      -------     -------
Total operating expenses......................     4,043       4,553        5,852       6,726
                                                 -------     -------      -------     -------
Loss from operations..........................    (1,538)     (1,284)      (1,617)     (1,689)
Interest income, net..........................       149         128          125          86
                                                 -------     -------      -------     -------
Loss before income taxes......................    (1,389)     (1,156)      (1,492)     (1,603)
Provision for income taxes....................        --          --           (4)        (37)
                                                 -------     -------      -------     -------
Net loss......................................   $(1,389)    $(1,156)     $(1,496)    $(1,640)
                                                 =======     =======      =======     =======

     Revenues grew in each quarter of 1998 as demand for our products and services increased. Commensurate with revenue growth, cost of license revenues and cost of service revenues have generally increased from quarter to quarter. Cost of service revenues was higher in the quarter ended March 31, 1998 relative to the following two quarters due to travel, facilities rental and equipment costs associated with providing an off-site training course.

     From inception, we have increased the level of spending throughout the organization. We intend to increase our sales and marketing, research and development and general and administrative expenses. We anticipate that these expenses could significantly precede any revenues generated by the increased spending. If we do not experience significantly increased revenues from these efforts, our business and operating results would be seriously harmed.

     General and administrative expenses were higher in the first and fourth quarters of 1998 than in the second and third quarters of 1998 primarily due to higher legal expenses incurred in defense of Novadigm's complaint against us alleging patent infringement. We expect to incur significant additional costs related to this complaint in the future, and these costs will substantially increase if we go to trial.

     Our quarterly operating results have fluctuated significantly and we expect that future operating results will be subject to similar fluctuations. In the past a significant portion of our sales have been realized near the end of the quarter. Accordingly, a delay in an anticipated sale past the end of a particular quarter could negatively impact our results of operations for that quarter. In addition, we generally expect that revenues in the first quarter of each year will be lower than the fourth quarter of the preceding year. We believe this trend will be primarily due to the annual nature of budgetary, purchasing and sales cycles.

RECENT DEVELOPMENTS


     Based on our preliminary analysis, revenues increased by $470,000, or 8%, from $5.7 million in the fourth quarter of 1998 to $6.1 million in the first quarter of 1999. Total revenues during the fourth quarter of 1999 were comprised of $4.5 million from license revenues and $1.6 million from service revenues. Increased revenues during the first quarter resulted from sales to new and existing customers. In March 1999, Marimba released version 4.0 of its Castanet products and had initial sales of this product.



     Our net loss remained relatively constant at $1.6 million for both the fourth quarter of 1998 and the first quarter of 1999. Higher revenues in the first quarter of 1999 were offset by higher operating expenses. We increased operating expenses as we continued to expand our organization in all operating areas.



     Basic and diluted net loss per share during the first quarter of 1999 was $0.13 compared to $0.17 during the fourth quarter of 1998. The decrease in basic and diluted net loss per share was due to an increase in the number of shares of common stock outstanding that resulted from stock option exercises by employees.



     We believe that the unaudited financial information for the first quarter of 1999 contains all adjustments needed to present fairly the information discussed above, and that the adjustments made consist only of normal recurring adjustments.


LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations primarily through the private placement of our equity securities through which we have raised net proceeds of approximately $19.0 million. We have also financed our operations through equipment lease financing and bank borrowings. At December 31, 1998, our principal sources of liquidity included approximately $7.8 million of cash, cash equivalents and short term investments and a credit facility with a bank. This credit facility provides us up to $6.5 million in total borrowings, of which $4.0 million of borrowings are available for loans of up to 80% of our eligible accounts receivable, $1.0 million is available under a non-formula based advance and $1.5 million is available for equipment advances. As of December 31, 1998, we had $811,000 in outstanding borrowings for equipment advances. Borrowings under this credit facility are provided at the bank's prime rate and are secured by substantially all of our assets.

     The credit facility requires Marimba to maintain a minimum liquidity ratio of not less than 1.50 to 1.00. The minimum liquidity ratio is defined as the sum of unrestricted cash and cash equivalents divided by the aggregate amount of equipment advances outstanding under the credit facility. We were in compliance with the minimum liquidity ratio as of December 31, 1998 and February 28, 1999.

     The credit facility also requires Marimba to maintain minimum tangible net worth of at least $10 million. Tangible net worth is defined as our tangible assets less total liabilities, plus deferred revenue. As of December 31, 1998, we were in compliance with the minimum tangible net worth requirement. However, as of February 28, 1999, Marimba's tangible net worth was less than the required $10 million. The bank granted us a waiver of this covenant for February 28, 1999. Furthermore, we expect to be in compliance with this requirement at March 31, 1999 and for the duration of the credit facility which expires on May 26, 1999. We intend to repay this credit facility using a portion of the net proceeds from this offering.

     Cash used in operations increased from $877,000 in the 1996 inception period to $1.5 million in 1997 and $6.1 million in 1998 primarily due to our net losses which were partially offset by increases in deferred revenues and accounts receivable in 1997 and decreases in deferred revenues and accounts receivable in 1998.

     Cash used in investing activities increased from $285,000 in the 1996 inception period to $2.7 million in 1997 and $5.4 million in 1998. We have made substantial investments in computer equipment, computer software, office furniture and leasehold improvements. In addition, cash used in investing activities during 1998 included net purchases of short-term investments of $4.1 million.

     Net cash provided by financing activities was $4.0 million in the 1996 inception period, $15.8 million in 1997 and $861,000 in 1998. Net cash from financing activities during the 1996 inception period resulted primarily from the sale of preferred stock. Net cash from financing activities during 1997 resulted primarily from the sale of preferred stock and from the sale of common stock issued upon exercise of stock options. During 1998, net cash from financing activities resulted primarily from the sale of common stock issued upon exercise of stock options and proceeds from equipment advances. We expect to fund future operating expenses from revenues received from the sale of our products and services and the proceeds of this offering.


     We currently anticipate that the net proceeds from this offering, together with our current cash, cash equivalents, short-term investments and credit facility, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may need to raise additional funds in future periods through public or private financings, or other arrangements to fund our operations and potential acquisitions, if any, until we achieve profitability, if ever. Any additional financings, if needed, might not be available on reasonable terms or at all. Failure to raise capital when needed could seriously harm our business and operating results. If additional funds are raised through the issuance of equity securities, the percentage of ownership of our stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock.


YEAR 2000 COMPLIANCE

     BACKGROUND OF YEAR 2000 ISSUES

     Many currently installed computer and communications systems and software products are unable to distinguish 21st century dates from 20th century dates. This situation could result in system failures or miscalculations causing disruptions in the operations of any business. As a result, many companies' software and computer and communications systems may need to be upgraded or replaced to comply with these Year 2000 requirements.

     CUSTOMER REPRESENTATIONS AND WARRANTIES

     We generally represent and warrant to our customers that the occurrence of the date January 1, 2000 and any related leap-year issues will not cause our products to fail to operate properly. In some cases, this warranty includes representations regarding the ability of our product to store, display, calculate, compute and otherwise process date-related data. Our warranty generally applies only to our products and excludes failures resulting from the combination of our products with other software or hardware or from the use of our software in a manner not in accordance with the related documentation.

     If we breach this warranty, remedies in most cases include commercially reasonable efforts to replace the software and to advise the customer how to achieve substantially the same functionality through different procedures, as well as payment of money damages, subject to limitations.

     OUR PRODUCT TESTING AND LICENSING

     We have tested all of our products for Year 2000 compliance. We derived our testing method from our review and analysis of the Year 2000 testing practices of other software vendors, relevant industry Year 2000 compliance standards and the specific functionality and operating environment of our products. The tests are run on all supported platforms for each release and include testing for date calculation and internal storage of date information with test numbers starting in 1999 and going over the Year 2000 boundary. Based on these tests, we believe our products to be Year 2000 compliant with respect to date calculations and internal storage of date information.

     We have identified one Year 2000 date-related limitation in earlier versions of Castanet. Versions of Castanet before version 3.2 display date information to the user in a manner that uses only two digits to represent a year. A two-digit display of the Year 2000 could cause a user to believe the year represented was the Year 1900 instead of the Year 2000. This limitation does not affect either computation of data in our products or operation of the products. All versions of Castanet currently being shipped use four digits for the display of date data.

     INTERACTION OF OUR PRODUCTS WITH THIRD-PARTY SOFTWARE

     Our products contain, operate with and depend on third-party code that we may not be able to independently verify is Year 2000 compliant. Substantially all of our products interface with and depend on Sun's JVM (Java Virtual Machine). Sun has indicated that the version of the JVM on which Castanet 3.0, Castanet 4.0, and all later versions depend, is Year 2000 compliant, but Sun has made no similar statement regarding earlier versions of the JVM. Our products also contain and depend on software licensed to us from RSA Data Security, Inc., Netscape, VeriSign, Inc. and Phaos Technology Corporation. Although each of those companies has made representations that the licensed code is Year 2000 compliant, we may not be able to verify this by independent testing. Finally, our products also interact with external sources including as other software programs and operating systems which may not be Year 2000 compliant or which may not provide date data to our products in a manner that is Year 2000 compliant. Any interaction with third-party software which is not Year 2000 compliant could cause our products to fail to properly operate or to properly process date information.

     OUR INTERNAL SYSTEMS

     Although we do not have a formal contingency plan to address Year 2000 issues, we are in the preliminary stages of assessing our internal risks associated with the Year 2000 issue. We are working internally and with third-party vendors to assure that we are prepared for the Year 2000. We have inventoried our internal software and hardware systems, as well as products and services provided by third-party vendors. These systems include those related to product delivery, customer service, internal and external communications, accounting and payroll, which we consider critical areas of our business. We are seeking vendor certification for all third-party systems and plan to develop a detailed risk assessment and action plan that will include testing of both critical systems and systems for which no certification has been obtained. The identification, certification and risk assessment phases of our Year 2000 project are expected to be completed by the end of April 1999. Subsequent phases will include our own tests, tests conducted by third-party consultants and the development of contingency plans and/or corrective solutions for systems which have been identified to be noncompliant. We expect these phases will continue through the first half of 1999.

     COSTS OF ADDRESSING YEAR 2000 COMPLIANCE

     To date, our costs to address Year 2000 compliance have not been significant. Based on our preliminary evaluations, we do not believe we will incur significant operating expenses or be required to invest heavily in computer system improvements to be Year 2000 compliant. Although we have not yet developed an exact estimate of these costs, we expect the total costs to be less than $100,000. However, significant uncertainty exists concerning the potential costs and effects associated with Year 2000 compliance. Any Year 2000 compliance problem experienced by us or our customers could decrease demand for our products which could seriously harm our business and operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the AICPA issued SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires entities to capitalize selected costs related to internal-use software once specified criteria have been met. We expect that the adoption of SOP No. 98-1 will not have a material impact on our financial position or operating results. We will be required to implement SOP No. 98-1 for the year ending December 31, 1999.

     In April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. We expect that the adoption of SOP No. 98-5 will not have a material impact on our financial position or results of operations. We will be required to implement SOP No. 98-5 for the year ending December 31, 1999.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations. We will be required to implement SFAS No. 133 for the year ending December 31, 2000.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We develop products in the United States and sell in North America, Asia and Europe. As a result, our financial results could be affected by various factors, including changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

     Our investment policy requires us to invest funds in excess of current operating requirements in:

     - obligations of the U.S. government and its agencies;

     - investment grade state and local government obligations;

     - securities of U.S. corporations rated A1 or AA by Standard and Poors or the Moody's equivalent; and

     - money market funds, deposits or notes issued or guaranteed by U.S. and non-U.S. commercial banks meeting particular credit rating and net worth requirements with maturities of less than two years.

At December 31, 1998, our cash and cash equivalents consisted primarily of demand deposits and money market funds held by large institutions in the U.S. and our short-term investments were invested in corporate debt and equity securities maturing in less than one year.

                                    BUSINESS

OVERVIEW

     Marimba is a leading provider of Internet-based software management solutions that enable companies to expand their market reach, streamline business processes and strengthen relationships with customers, business partners and employees. Our Castanet product family provides an efficient and reliable way for enterprises to distribute, update and manage applications and related data over corporate intranets, extranets and the Internet. Our strategy is to extend the Castanet foundation to manage the array of infrastructure, systems and components upon which business applications and services depend. We believe that, by using Castanet, companies are able to leverage the Internet more efficiently by reducing software management costs, delivering greater functionality and improving customer loyalty. Our global customer base spans multiple industry segments including financial services, insurance, retail, manufacturing and telecommunications. Castanet customers include various industry leaders, including Bear Stearns, Charles Schwab, EarthLink, The Home Depot, Intuit, Ingram Micro, Nortel Networks, Seagate Technology and Sun Microsystems. We market our Castanet products worldwide through a combination of a direct sales force, resellers and distributors.

INDUSTRY BACKGROUND

     In today's intensely competitive business environment, companies aggressively seek new ways to leverage information technology for competitive advantage. The Internet has emerged as a crucial business tool, offering the prospect of ubiquitous, easy-to-use and cost-effective connectivity to anyone, anywhere, internal or external to the corporate network. As the commercial use of the Internet grows, companies are delivering increasingly sophisticated services to a rapidly expanding audience. As a result, demands on the Internet infrastructure have grown and the enterprise computing environment is evolving and becoming increasingly complex. Today, companies are extending their enterprises and starting to use the Internet to connect to their business partners and customers in fundamentally new ways. Organizations are leveraging the Internet to deliver services that extend their business processes to networked, mobile and remote employees, customers, suppliers, vendors, distributors and other partners.

     This emerging use of the Internet by businesses, which is often referred to as "e-business," encompasses business-to-business, business-to-employee and business-to-consumer communications and transactions. As they adopt e-business, companies are integrating, co-locating and redistributing their business processes with those of their strategic partners and customers. By linking these business processes across the extended enterprise, companies are creating a new type of service offering for their strategic partners and customers that requires the ability to deliver business applications and information dynamically. For example, by directly sharing the information and analysis of an inventory management application, companies and their suppliers and distributors can manage supply chain issues in real-time. Alternatively, by providing online applications including financial portfolio management, companies can offer personalized, up-to-date account information that creates immediate value for their customers. When companies are able to offer easy-to-access, compelling, up-to-date applications and information as services, they create closer business relationships, new efficiencies and significant strategic advantages. As a result of these benefits, the e-business market is large and growing rapidly. International Data Corporation, an independent research firm, estimates that e-commerce, the subset of e-business that encompasses the sale of goods and services over the Internet, will grow from $32 billion in 1998 to $426 billion in 2002.

     In embracing e-business, companies are extending their information technology infrastructure beyond the organization and moving their core business applications and processes to the Internet. Before the commercial adoption of the Internet as a business platform, corporations primarily focused on connecting the physical computing network infrastructure within their own organizations and deploying application software to automate internal business processes. As companies now extend their enterprise information technology infrastructure, they face significant new challenges. In an e-business environment where corporate information technology domains are being extended, application availability, security and performance are dependent on the management of a complex, heterogeneous array of systems and services. In addition, the dynamic nature of e-business requires companies to ensure that applications and information are up to date. As companies' e-business services grow, they must be able to rapidly scale their services to thousands, or even millions, of users. These users are often only intermittently connected to the network and may be outside the corporation's control. The public nature of the Internet also exposes the enterprise to heightened security risks. Finally, as e-business applications are increasingly being advertised and delivered as services, organizations and their customers are demanding the same high levels of availability, ease of use and quality of service that they expect from common utilities including electricity and telephone systems.

     The evolution of enterprise computing to an Internet-based infrastructure is creating enormous complexity for organizations and producing significant challenges, similar to those faced by companies as they moved from mainframe computing to client-server environments. At that time, the need to manage complex client-server environments gave rise to a large market for network and systems management solutions. However, these solutions were not designed for an Internet-based infrastructure. As a result, they do not adequately address challenges including connectivity, management of endpoints outside of the firewall and security requirements of a public network, and massive scalability, all of which are critically important when delivering services across the Internet.

     These challenges have created the need for a new Internet services management solution that supports e-business services across the extended enterprise. A complete Internet services management solution would provide not only the management of e-business applications on an ongoing basis, but also management of the infrastructure upon which those applications depend. For example, an e-business platform would typically be comprised of a set of business applications, plus a number of components, including web servers, database management systems, application servers and software security systems. A complete Internet services management solution will ultimately enable an information technology department to first deploy and then manage, maintain and monitor this e-business infrastructure across companies, domains and geographies.

THE MARIMBA SOLUTION

     Marimba is a leading provider of Internet-based software management solutions that enable companies to expand their market reach, streamline business processes and strengthen relationships with customers, business partners and employees. Our Internet services management solutions help solve complex deployment and management problems that we believe are not adequately addressed by existing client-server based distribution and management products. An essential foundation of a complete Internet services management solution is the ability to effectively deliver and manage applications and information throughout the extended enterprise. Built from the ground up to provide a robust Internet-based infrastructure, our Castanet software product family provides automated distribution, transparent updates and ongoing management of e-business applications, application-related data, business rules, documents and services throughout the extended enterprise. Our Castanet product family is modular, allowing organizations to plug-in functionality as their e-business requirements expand. In addition, Castanet is designed to provide the reliability, performance and security that organizations require for their business-critical e-business applications and services. As a result, we believe our customers are able to leverage their networks more efficiently and obtain greater functionality from their business applications.

     We believe that the benefits of our Castanet solution will address the Internet services management needs of leading corporations and service providers. Key benefits of this solution include:

     Reduces Total Cost of Managing the Extended Enterprise. Castanet facilitates the centralized management of the extended enterprise by enabling automated, electronic distribution, installation and updates of applications and related data. In so doing, we believe that Castanet lowers information technology costs by reducing resources previously required to manually distribute and customize software. Castanet can further reduce support costs by removing the burden of software installation and management from the end-user and by automatically synchronizing application versions across multiple users. In addition, by replacing only the applications or data that have changed, Castanet enables rapid and efficient updates, thereby reducing network connection charges and enabling corporations to realize increased benefits from their network bandwidth investment.

     Increases Efficiency of the Extended Enterprise. Castanet provides organizations with a simple and rapid way to distribute new or updated applications and information across a complex, distributed and heterogeneous computing environment. Through access control and policy management, Castanet enables the collaborative exchange of applications and data among users and across companies. By enabling organizations to extend access to their data and applications across the extended enterprise, we believe that Castanet can increase the efficiency and usefulness of an organization's information and technology assets. Employees, customers, suppliers, vendors and other partners can receive the most recent and relevant data directly, reducing an organization's support requirements. Mobile users can work off-line and receive the latest updates when they connect to the network. By enabling rapid updates, Castanet can reduce the time and frustration often associated with obtaining software and data updates remotely. In addition, because users automatically receive the most current information, organizations can reduce the inefficiency caused by outdated information and applications.

     Provides Robust Infrastructure for Mission-Critical Applications. Castanet enables companies to distribute and update business-critical applications throughout the extended enterprise in a reliable and efficient manner. When corporations transmit sensitive e-business applications and data across public or private networks, precautions must be taken to authenticate user identity, verify application and data integrity, and protect data confidentiality. Castanet provides comprehensive security functionality, including digital certificates, encryption and end-user access control. Castanet can rapidly scale to allow organizations to distribute applications and upgrades to large numbers of users in geographically dispersed locations. We believe this architecture helps organizations improve application performance and reduce network traffic. If a download is interrupted, Castanet can automatically restart at the point of interruption when it reconnects without corrupting the original application or file.

     Enhances Customer Relationships. As corporations extend their enterprise to customers, business partners and employees worldwide, it is becoming increasingly important to deliver personalized services, content and user interfaces to individual customers or target groups. Castanet enables the tailoring of services through automatic identification of target user groups, or through server extensions which allow the automated selection of code and content. In addition, Castanet provides the ability to create and package custom user interfaces. Using the customization and branding functions available with Castanet, information technology and operational managers can define and enforce consistent application configurations and branding across the extended enterprise. We believe that each of these capabilities allows companies to strengthen their brand and offer more compelling Internet-based services resulting in increased customer loyalty.

STRATEGY

     Our objective is to become the leading provider of Internet services management solutions. We are pioneering this new and emerging market and have established a foundation upon which we can build to address the growing needs of the extended enterprise. The key elements of our strategy to achieve our objective are:

     Extend Technological Leadership Position. We are the first company to provide an integrated product suite that has been designed from the ground up to provide e-business application distribution and management solutions across the extended enterprise. We believe that our application distribution and management solutions provide us with a first mover advantage and an essential foundation for a comprehensive Internet services management solution. We intend to advance our technological leadership by investing significant resources in research and development. In addition, by implementing and actively promoting new industry standards, we intend to facilitate widespread adoption of Castanet by enterprises conducting e-business.

     Target Companies and Service Providers Conducting E-business. We intend to expand adoption of Castanet by focusing our efforts on selling to large companies in industry sectors where the deployment of e-business solutions provides a key competitive advantage. While many large companies are now engaging in some form of e-business, we believe that Castanet is particularly attractive to companies in industry sectors including financial services, insurance, health care, manufacturing, retail, technology and telecommunications given their sophisticated technological needs. We believe that our experience in successfully providing Castanet solutions to industry-leading companies provides us a competitive advantage in selling Castanet to potential customers. Castanet provides an enabling infrastructure for application service providers and Internet service providers to distribute and remotely manage applications services simply, efficiently and at a low cost.

     Expand Worldwide Sales. We believe that international markets represent a significant growth opportunity as organizations seek global e-business solutions. We currently have a direct sales presence in North America and Europe. In the Asia/Pacific region, we sell our Castanet products through third-party distributors. We intend to expand our direct sales force and to establish additional sales offices domestically and internationally. In addition, we plan to complement our current distribution channels with selected resellers, system integrators and joint marketing partners to expand our market reach.

     Expand Professional Services. We believe that our experienced team of consultants, support engineers and training staff provide a key competitive advantage in the sale of the Castanet solution. We intend to expand this team and continue to invest in the advanced level of training required to provide superior service to our customer base. In addition, we believe that the complex and strategic nature of Internet services management software provides us with a significant opportunity to provide consulting services to customers to help them successfully develop, deploy and maintain their e-business applications.

     Each of the elements of our strategy are ongoing efforts and we do not have specific implementation dates.

CASTANET PRODUCT FAMILY

     The Castanet product family provides a robust framework to distribute, update and manage applications and related data over corporate intranets, extranets and the Internet to multiple endpoints, including servers, desktops and mobile systems. Designed upon an open, extensible architecture, our Castanet products automatically recover from transmission errors, provide a variety of security features, reduce network connection time, allow personalization and are rapidly scalable to a large number of users in geographically dispersed locations. The Castanet product family is modular, allowing organizations to add functionality as their e-business management requirements expand. Each generation of Castanet has introduced additional functionality including Castanet 4.0, released in March 1999, which added the Castanet Inventory Suite and Castanet Subscription Suite. The Castanet product family is summarized below:

--------------------------------------------------------------------------------------------------------
             CASTANET PRODUCT FAMILY                                       BENEFITS
--------------------------------------------------------------------------------------------------------
 CASTANET INFRASTRUCTURE SUITE:                       - Supports multiple applications across
                                                        heterogeneous computing environments, in one
 The Infrastructure Suite provides the foundation       integrated solution
 upon which all other Castanet product suites are
 built. It provides the components necessary to       - Provides security features to authenticate users
 distribute, manage and maintain applications           and help protect data integrity and
 across intranets, extranets and the Internet.          confidentiality
                                                      - Provides bandwidth efficiency, lowering network
                                                        connection costs
                                                      - Supports mobile and remote users, who may be
                                                        only intermittently connected to the network
                                                      - Supports personalization, making it easy to
                                                        install and manage appropriate application
                                                        versions for each user
                                                      - Rapidly scales to a large number of users in
                                                        geographically dispersed locations
                                                      - Utilizes open standards and extends to meet
                                                        changing user requirements
--------------------------------------------------------------------------------------------------------
 CASTANET PRODUCTION SUITE:                           - Automates the application publishing process
 The Production Suite provides the ability to         - Provides easy-to-use interfaces for defining the
 package and publish custom or off-the-shelf            way applications are configured
 applications, files and documents for
 distribution by the Castanet Infrastructure          - Reduces software and platform dependencies
 Suite.
                                                      - Provides the ability to customize the
                                                        application installation process to shield end
                                                        users from software installation complexities
--------------------------------------------------------------------------------------------------------
 CASTANET MANAGEMENT SUITE:                           - Helps trouble-shoot and test Castanet
                                                        deployments
 The Management Suite provides comprehensive
 solutions for the management, deployment and         - Streamlines application rollouts across multiple
 maintenance of enterprise-wide Castanet                organizations
 installations. The suite permits centralized
 monitoring and control of local and remote           - Provides usage reports and log files
 Castanet servers and clients. Optional extensions
 to the Management Suite also provide extensive       - Strengthens brand awareness by allowing
 client customization and branding capabilities.        information technology managers and business
                                                        organizations to customize user interfaces
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
             CASTANET PRODUCT FAMILY                                       BENEFITS
--------------------------------------------------------------------------------------------------------
 CASTANET INVENTORY SUITE:                            - Automates collection of inventory information,
                                                        including application, network, computer
 The Inventory Suite simplifies the discovery,          hardware and operating system information
 tracking and management of the desktop, server
 and portable computing resources within the          - Supports intermittently connected computing
 enterprise. By providing database integration and      resources, providing network managers with
 reporting capabilities, the suite is designed to       greater inventory accuracy and administrative
 allow administrators to generate up to date            control
 information on machines within their domains of
 control, even if they are only connected             - Provides the ability to view inventory
 intermittently to a network.                           information and perform searches
                                                      - Supports relational database storage for
                                                        enterprise-wide access, data consolidation and
                                                        reporting
                                                      - Enables customization of inventory parameters
                                                        and schedules
--------------------------------------------------------------------------------------------------------
 CASTANET SUBSCRIPTION SUITE:                         - Streamlines definition of enterprise-wide
 The Subscription Suite is designed to provide          application subscription policies based on user
 corporate information technology managers with         profiles
 the ability to use existing profile information
 to define, distribute and enforce a centralized      - Automates distribution and enforcement of
 subscription policy that determines which              enterprise-wide application subscription policies
 applications should be made available, installed
 or deleted from a user's machine.                    - Integrates with user profile information from
                                                        multiple sources
                                                      - Supports multiple application subscription
                                                        modes, from notification of availability to
                                                        automatic installation
                                                      - Enables customization of subscription parameters
                                                        and schedules
--------------------------------------------------------------------------------------------------------

     We generally license the Castanet Infrastructure Suite on a per user basis with the total fee determined, in part, by the number of end-users who can obtain updates using Castanet. The license terms also vary depending on the number of applications to be deployed with Castanet and whether the computer receiving updates is a server or client computer. Separate licenses are available for the right to customize the user interface of the client component of Castanet and to distribute the client and/or server components of the system to customers, partners or others outside of the customer's own organization. The Castanet Management and the Production Suites are generally licensed on a per user basis, based on the number of individual systems administrators who will use the components of the suites. We intend to license the Castanet Inventory Suite in a manner similar to the Castanet Infrastructure Suite and we intend to license the Castanet Subscription Suite in a manner similar to the Castanet Management and Production Suites.

ARCHITECTURE

     The Castanet infrastructure is designed to distribute software and data efficiently over networks based upon TCP/IP (Transmission Control Protocol/Internet Protocol), the basic communication protocol of the Internet. Castanet packages an application as a channel and publishes the application to a transmitter, which then distributes the channel and subsequent updates across a network to tuners on client computers. The fundamental components of the
architecture are illustrated below:   LOGO

     Channel. A channel is the application and/or related data that is distributed using Castanet. For example, a channel could consist of a stock-trading application written in Java or a shrink-wrapped application, including Microsoft Word and related documents. Each channel has an associated list of properties that describes its features, including application type, author, copyright notice, update schedule and entry point. Castanet's application packager prepares the channel for distribution and inserts a channel adapter that installs and launches the application in a platform and application specific manner. The application packager is designed to accommodate a range of application types, including Java applets, Java Beans, Visual Basic, C, C++ and shrink-wrapped applications. Using OSD (Open Software Description), a format for describing the way software programs relate to one another, the application packager creates a description of the installation process which is based on XML (eXtensible Markup Language), a format commonly used on the Internet to describe data and documents. Using this technology, both shrink-wrapped and custom applications can be installed, updated and repaired without requiring changes to the original application and without relying on the original application installer. After the application is packaged as a channel, it is published to the transmitter for distribution over the network.

     Transmitter. The transmitter is the server component of Castanet. It distributes channels and subsequent updates to the tuner, the Castanet client. The tuner and transmitter communicate using the Castanet protocol which is designed to minimize bandwidth requirements for updates over HTTP (Hyper-Text Transfer Protocol), the protocol used to distribute web pages. The Castanet protocol uses compression technology that compresses data and applications, and differential updating which identifies changes in code and updates only the changed portion. All updates are transactional, interruptible and atomic, which means that channels on the tuner are always in a functional state even if the most recent update failed or was interrupted. In addition, interrupted downloads can be restarted automatically at the point of interruption. Castanet provides functionality to identify and verify each channel resource and installed applications. Additional transmitter features include replication, personalization, client feedback, bandwidth management and policy administration. Castanet implements user authentication and access control using passwords or client-side certificates and by leveraging directory services, including LDAP (Lightweight Directory Access Protocol), or Microsoft's Active Directory.

     Tuner. The tuner is the client component of Castanet. The tuner subscribes to channels located on the transmitter and downloads, installs and receives updates of each channel. Once received from a transmitter, channels are stored locally on the tuner, making the downloaded channel resources instantly accessible regardless of whether the user is connected to the network. The tuner is typically configured to run in the background and can manage multiple channels simultaneously without end-user interaction, updating them as necessary to present the user with the most recent version. In addition, the tuner's user interface can be customized to include the brand, logo and other look and feel elements desired by the customer. The tuner provides a comprehensive set of features for modem support, bandwidth management, security controls, certificate management, update scheduling and support for corporate network security mechanisms.

     The Castanet distribution architecture can be scaled rapidly to a large number of end users using replication and caching technology. The illustration below describes an example of how applications can be deployed globally to multiple end users:

                                      LOGO

     Using the Castanet protocol, tuners can be redirected automatically to additional transmitters, serving as repeaters, in order to reduce the load on the main transmitter and to make more efficient use of available bandwidth. By adding repeaters, it is possible to provide faster download times and to service thousands of simultaneous downloads. Repeaters can be added and removed dynamically without disrupting the overall service, allowing for a high level of scalability, improved service quality and availability. In addition, the use of a caching proxy server, which stores frequently accessed files on a local disk, can improve the efficiency of downloads through corporate network security barriers in an intranet or network into the enterprise.

     In addition to the basic Castanet components, a variety of Castanet features are available for reporting downloads, staging updates, application signing, resource planning, certificate management, license installation, transmitter administration, tuner administration and deploying tuner updates. All of these features are distributed as Castanet channels, and together with the basic infrastructure compo-nents, provide all the necessary functionality to distribute, manage and maintain mission critical applications and services. Where appropriate, we provide programming interfaces and software development kits for customized extensions, allowing customers to tailor the Castanet solution to their specific needs, or to embed the Castanet technology into existing applications.

TECHNOLOGY

     We believe that our investment in engineering has resulted in technology that provides us with a strategic advantage. Castanet has been built from the ground up to provide a robust Internet-based solution. Castanet provides a lightweight, cross-platform and easy-to-deploy solution that helps solve complex application deployment and management problems which we believe are not addressed adequately by existing client-server distribution and management tools.

     Castanet makes extensive use of a broad range of technologies, including Java, TCP/IP, HTTP, LDAP, XML, SSL (Secure Socket Layer), a protocol for secure transmissions over the Internet, and various digital security technologies. In addition, we have worked with partners to submit several standards proposals to the World Wide Web Consortium, including the OSD format jointly developed with Microsoft and the DRP protocol (HTTP Distribution and Replication Protocol), a protocol which efficiently distributes data on the Internet, jointly developed with Netscape, Sun Microsystems, Novell, Inc. and @Home Network.

     The Castanet protocol is designed to distribute applications and data to multiple intermittently connected endpoints. The protocol is layered on HTTP so that it can be used from within most secure corporate intranets and networks by tunneling through an HTTP proxy server. When the user is on line, the tuner initiates update requests either when requested by the user or automatically using a predefined update schedule. When an update request is received, the transmitter quickly determines which files in the channel have changed, and if a change has occurred, Castanet determines exactly which bytes within those files have changed. The tuner then downloads the resulting changes, and compression algorithms are used to further reduce the total download overhead. The efficiency of the Castanet protocol makes it possible to distribute frequent updates to large applications and application files with relatively low bandwidth utilization. The protocol also provides features for user authentication, personalization of content, the distribution of events and data from the tuner to the transmitter and the automatic redirection of requests to repeaters.

     Our OSD-based software installation technology provides a cross-platform framework for installing, updating, and verifying applications in an operating system specific manner. Applications are delivered with an OSD file that defines the platforms on which the software runs, as well as the libraries and resources it requires. In addition, the OSD file contains platform specific extensions that define the exact installation requirements. For example, on the Microsoft Windows platform, the OSD file describes exactly which files need to be installed, which libraries that contain application code need to be updated, which registry entries need to be set and which system scripts need to be updated. Once an application is installed, the OSD file can be used to upgrade, verify and uninstall the application. OSD files are generated automatically using an installation capture technology, which eliminates the use of the original application installer. Information technology managers can customize the OSD script to control the level of user involvement in the resulting installation.

     We have invested significant resources in developing Castanet's security implementation. Castanet's security features currently include end user authentication, digital certificates to verify application authenticity and SSL communications to help protect the integrity and confidentiality of data transmitted via Castanet. We offer a standard 40-bit encryption implementation for international use and a 128-bit encryption implementation for domestic use only. Our security implementation represents a combination of software written by us and security code licensed to us by various vendors, including encryption modules licensed from RSA Data Security and an SSL implementation from Netscape. To further enhance the breadth of our security offerings, we also recently licensed a Java-based security implementation. We also have an arrangement with VeriSign for the provision of digital certificates specifically for Castanet products. See "Risk Factors -- We Rely on Third-Party Software and Applications."

     Most of our products are implemented using Sun Microsystems' Java programming language. As a result, we believe that our products are extremely portable, easy to internationalize, easily reconfigured and efficient. The use of Java has proven to be a major advantage in developing portable components without significantly increasing the engineering overhead as additional platform support is required. We believe that our use of and expertise in Java provides us a competitive advantage. See "Risk Factors -- We Rely on Third-Party Software and Applications."

CUSTOMERS

     Our customer base spans multiple industry segments including financial services, government, insurance, retail, manufacturing and telecommunications. The following is a representative list of companies that have purchased over $100,000 of Castanet products and services. We do not intend the identification of these customers to imply that these customers are actively endorsing or promoting our products.

American Management
 Systems
Arthur Andersen
Bear Stearns & Co.
Caterpillar
Charles Schwab
Cisco Systems
Daimler Chrysler
EarthLink Network
Edward Jones
Encanto Networks
Fireman's Fund
Ford Motor Company
Fujitsu
GE Medical Systems
Guardian Life Insurance
H&R Block
Hitachi IT
The Home Depot
Ingram Micro
Instinet
Intuit
Itochu
MECA Software
Merck & Co.
Mitchell International
Morgan Stanley Dean
 Witter & Co.
Samsung SDS
Seagate Technology
SegaSoft Networks
Sony Marketing
Sun Microsystems
SBC Warburg
 Dillon Read
The Thompson Financial
 Company
Toshiba

Wausau Insurance


     The following examples span intranet, extranet and Internet e-business applications, and illustrate how organizations are relying on Castanet to provide a management infrastructure for business-to-employee, business-to-business, and business-to-customer networked communications and transactions.

     Business-to-Employee (Intranet Applications). The Home Depot and Cytec sought to lower cost of operations, automate application installation and maintenance and improve controlled access to information within their intranet environments. These organizations are utilizing Castanet to distribute, manage and maintain critical line-of-business applications to their employees, whether they reside in headquarter locations, remote offices or field locations. The Home Depot selected Castanet to automate deployment of its custom design applications to 760 stores worldwide. Cytec relies on Castanet to manage its supply chain application accessed daily by hundreds of employees in North America.

     Business-to-Business (Extranet Applications). Seagate Technology and Ingram Micro rely on Castanet's built-in security, bandwidth efficiency, personalization features and support for disconnected use for combined intranet and extranet applications. Seagate Technology is utilizing Castanet to deliver and update business applications, including sales forecasting and pricing information to its internal sales management, mobile sales force and external OEM and distributor partners. Ingram Micro is utilizing Castanet to deploy and maintain electronic commerce services to its network of resellers.

     Business-to-Customer (Internet Applications). Intuit and OnSale were challenged with providing Internet applications to a large number of end users where bandwidth efficiency, cross platform support and incremental, transactional updates are key. Intuit embedded Castanet into its Quicken 99 personal finance software to enable its installed base of 10.5 million online users to receive software and information updates transparently. OnSale, a leading Internet auction retailer with over one million registered users, built its BidWatch application on Castanet's infrastructure in order to collect and display real-time bid information for up to 1,000 simultaneously active users.

     Many of our customers have gained measurable cost saving benefits through their deployment of Castanet. We engaged the Hurwitz Group, an industry analyst and research firm, to work with us to assess the amount of time required for Castanet to pay for itself, or achieve a break-even return on investment for selected customers. The net payback period represents the total amount of anticipated time needed for the organization to recoup its initial investment in terms of monthly cost savings. The cost savings include both reductions in costs that the customer has achieved or expects to achieve, as well as anticipated costs that the customer expects to avoid, by deploying Castanet. These cost saving data are based on data provided by the customers, and have not been independently verified. The following examples demonstrate the expected payback period for Castanet in three diverse customer deployments.


------------------------------------------------------------------------------------------------------------
                        USE OF                          INITIAL   ESTIMATED MONTHLY             NET PAYBACK
CUSTOMER                CASTANET                     INVESTMENT   COST SAVINGS                   PERIOD(1)
------------------------------------------------------------------------------------------------------------
 Major                  Distribute and manage sales  $ 200,000    People savings:     $ 21,000    2 months
 Manufacturer           productivity applications                 Hardware savings:     $5,000
                        to its remote/mobile sales                Network bandwidth
                        force and channel partners.               utilization
                                                                  savings:            $121,800
                                                                                      --------
                                                                  Total:              $147,800
------------------------------------------------------------------------------------------------------------
 Computer Equipment     Distribute all internal      $1,000,000   People savings:     $165,000    4 months
 Manufacturer           business applications to                  Hardware savings:   $122,000
                        employees connected to                                        --------
                        worldwide corporate                       Total:              $287,000
                        network.
------------------------------------------------------------------------------------------------------------
 Major Retail           Distribute, update and       $2,000,000   People savings:     $ 86,000   12 months
 Corporation            manage Windows applications               Hardware savings:   $ 25,000
                        over T1 lines to global                   Support call
                        retail network.                           savings:            $ 60,000
                                                                                      --------
                                                                  Total:              $171,000
------------------------------------------------------------------------------------------------------------

SALES, MARKETING AND DISTRIBUTION

     We market our Castanet products worldwide through a combination of a direct sales force, resellers and distributors. Our worldwide direct sales, marketing and business development organizations consisted of 72 individuals as of March 31, 1999, 43 of whom were located at our Mountain View, California headquarters, 23 in regional offices located in California, Georgia, Illinois, Michigan, New York and Texas and six in our European office in the United Kingdom.

     Our sales, marketing and distribution approaches are designed to help customers understand both the business and technical benefits of the products. We have built an experienced consulting services organization to facilitate the successful deployment of our products. We intend to expand our consulting services organization and direct sales force and to establish additional sales offices domestically and internationally. Competition for sales personnel is intense, and we may not be able to attract, assimilate or retain additional qualified personnel in the future. See "Risk Factors -- We Need to Develop and Expand Our Sales, Marketing and Distribution Capabilities."

     We conduct a variety of marketing programs worldwide to educate our target market, create awareness and generate leads for our Castanet solutions. To achieve these goals, we have engaged in marketing activities including e-business seminars, direct mailings, print and online advertising campaigns and trade shows. These programs are targeted at key information technology executives as well as vice presidents of marketing and general managers of business units. In addition, we conduct comprehensive public relations programs that include establishing and maintaining relationships with key trade press, business press and industry analysts as well as an active executive speakers' bureau. We have established and enforced consistent branding guidelines for all of our channel partners in order to solidify our market position. We have also initiated a customer advisory council which provides a communication channel for regular feedback from key customers to facilitate the design of products that meet the expanding requirements of our target market.


     Tivoli has been a reseller of our products since 1997. We also have an original equipment manufacturer agreement with Tivoli under which Tivoli has built upon the Castanet infrastructure to develop a product called Cross-Site, which was released in April 1999. Any revenues from Tivoli under this original equipment manufacturer agreement will be from per seat royalty payments on sales of Cross-Site that contain the Castanet infrastructure. Because Cross-Site is a new product, Tivoli might fail to successfully market and sell Cross-Site, and the level of demand for Cross-Site is uncertain. Our reseller agreement with Tivoli expires upon the earlier of June 30, 1999 or written notice provided to us by Tivoli. For a more detailed description of the risks of our relationship with Tivoli, see "Risk Factors -- We Depend on Our Relationship with Tivoli."


     Netscape, a reseller of our products, accounted for $1.0 million, or approximately 18%, of our revenues in 1997, and $3.8 million, or approximately 22% of our revenues in 1998. A majority of the $3.8 million of 1998 revenues was recognized in the first half of 1998, with only $1.3 million in revenues recognized in the second half of 1998. Netscape is no longer an active reseller, and we do not expect material revenues from Netscape in the future.

     Markets outside the United States are currently served by our direct sales office in the United Kingdom as well as independent distributors and resellers covering countries in Europe and Asia. Our distributors purchase our Castanet products at discounts from end-user list prices. Sales under the agreements are denominated in U.S. dollars. Foreign sales are subject to risks, including exchange rate fluctuations, internal monetary conditions, tariffs, import licenses, trade policies and domestic and foreign tax policies. For more information on risks related to foreign sales see "Risk Factors -- Expanding Internationally Is Expensive, We May Receive No Benefit from Our Expansion and Our International Operations are Subject to Governmental Regulation."

     We may not be able to enter into agreements or establish relationships with desired distribution partners on a timely basis, or at all, and our distribution partners may not devote adequate resources to selling our products. For more information on risks related to third-party distribution channels see "Risk Factors -- We Need to Develop and Expand Our Sales, Marketing and Distribution Capabilities."

CUSTOMER SUPPORT AND TRAINING

     Our customer support and training organization consisted of 15 employees as of March 31, 1999. We offer a variety of customer support services to meet specific needs including an option to purchase support on a per-question basis or an annual subscription service that provides customers with the latest product updates as they become available. In addition, we also offer the following annual service packages:

     Bronze Service. This service provides customers with technical assistance on installation and basic product questions via e-mail and/or telephone, as well as access to our customer support engineers. With this service, customers also receive the latest product updates as they become available.

     Silver Service. This program includes all the features of the Bronze Service offering with the addition of coverage 24 hours a day, every day of the week.

     Gold Service. Designed for mission-critical applications, the Gold Service program provides customers with all the features of the Silver Service plus early access to product beta releases and proactive support from designated technical account managers.

     Customers that license our products typically engage our professional services organization to assist with support, training and consulting. We believe that growth in our product sales depends on our ability to provide our customers with these services and to educate third-party resellers and consultants on how to provide similar services. As a result, we plan to increase the number of our service personnel to meet these needs. Please see "Risk Factors -- We Need to Expand Our Professional Services."

RESEARCH AND DEVELOPMENT

     As of March 31, 1999, our engineering organization was comprised of 51 employees responsible for product development, quality assurance, documentation, localization and porting. Our development organization is divided into four groups: infrastructure and production tools, management tools, applications and advanced development.

     - The infrastructure and production tools group is focused on enhancing the functionality, reliability, performance and flexibility of our products and expanding the ability of Castanet to operate with leading operating systems.

     - Our management tools group is focused on developing enterprise-level products that address additional Internet services management functions to complement our current product family, and to expand our coverage of the Internet services management market. These products are being developed to add functionality to our existing product family by allowing customers to collect system and application inventory information, control subscription and configuration and monitor the status of endpoints.

     - The applications group focuses on developing solutions including document management to end users and bi-directional data management between remote offices and stores, to address specific enterprise problems that will directly benefit and leverage our product line.

     - Our advanced development group defines architecture and engages in speculative and forward-looking engineering with the intention that the results may become products in the future.

     These four development groups are supported by the quality assurance, documentation, localization and porting groups. The quality assurance group implements a process designed to identify software defects through the entire development cycle. The documentation group is responsible for end user, administrator and developer documentation for our products. The localization group is responsible for internationalizing our products while in development as well as performing the language-specific localization after the English version is produced. The porting group is responsible for any changes to the source code required to allow a product to run on platforms other than the two core development platforms of Solaris and Windows.

     We believe that our software development team and core technologies represent a significant competitive advantage. The software development team includes a number of key members from the engineering team that developed the Java programming language and Java virtual machines at Sun Microsystems.

     A technically skilled, quality oriented and highly productive development organization will be a key component of the success of new product offerings. We must attract and retain highly qualified employees to further our research and development efforts. Our business and operating results could be seriously harmed if we are not able to hire and retain the required number of individuals.

     Research and development expenses were $2.4 million in 1997 and $5.8 million in 1998. To date, substantially all software development costs have been expensed as incurred and developed by our employees. We believe that significant investments in research and development are required to remain competitive. As a consequence, we intend to continue to increase the absolute amount of our research and development expenditures in the future. For more information on our research and development expenses, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We cannot be sure that existing and future development efforts will be completed within our anticipated schedules or that they will have the features to make them successful. Future delays or problems in the development of product enhancements or new products could seriously harm our business and operating results. Furthermore, despite our testing and testing by our customers, errors might be found in our products, which we are unable to successfully correct in a timely and cost-effective manner. If we are not able to develop new products, enhancements to existing products or correct errors on a timely and cost-effective basis, or if these new products or enhancements do not have the features necessary to make them successful, our business and operating results will be seriously harmed. Furthermore, we currently license externally developed technology and will continue to evaluate externally developed technologies for integration into our product lines. See "Risk Factors -- Our Success Depends on Our Castanet Product Family and New Product Development," "-- Software Defects in Castanet Would Harm Our Business" and "-- We Must Respond to Rapid Technological Change and Evolving Industry Standards."

COMPETITION

     The market for Internet services management solutions is new, intensely competitive and rapidly evolving. We expect competition to continue to increase both from existing competitors and new market entrants. We believe that our ability to compete depends on many factors both within and beyond our control, including:

     - the ease of use, performance, features, price and reliability of our solutions as compared to those of our competitors;

     - the timing and market acceptance of new solutions and enhancements to existing solutions developed by us and our competitors;

     - the quality of our customer service; and

     - the effectiveness of our sales and marketing efforts.

     We encounter current or potential competition from a number of different sources, including sellers of enterprise-wide management systems, which include electronic software distribution, including Tivoli, Computer Associates and BMC Software; companies such as BackWeb, Novadigm, and Sterling Commerce, through its subsidiary XcelleNet, which market products that support the distribution of software applications; and desktop software management suites, such as Microsoft's SMS and Intel's LanDesk.

     In addition, we compete with various methods of application distribution and management, including the web browser, and with application server vendors and others which have introduced software distribution capabilities into their products.

     Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. Many of these companies have broader customer relationships that could be leveraged, including relationships with many of our customers. These companies also have more established customer support and professional services organizations than we do. In addition, these companies may adopt aggressive pricing policies. As a result, we may not be able to maintain a competitive position against current or future competitors.

     As new participants enter the Internet services management market, we will face increased competition. Potential competitors may bundle their products or incorporate an Internet services management component into existing products in a manner that discourages users from purchasing our products. Furthermore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can.

PROPRIETARY RIGHTS AND LICENSING

     Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect the proprietary aspects of our technology. We presently have three U.S. patent applications, and several trademark registrations and applications in the United States and some foreign countries. Our patent and trademark applications might not result in the issuance of any valid patents or trademarks. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software under signed license agreements, which impose restrictions on the licensee's ability to utilize the software. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code.


     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, we sell our products internationally. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Any resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results.


     Our success and ability to compete are also dependent on our ability to operate without infringing upon the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Currently, we are engaged in litigation with Novadigm concerning the alleged infringement by us of a patent held by Novadigm which is described in detail in this section under "Legal Proceedings."

LEGAL PROCEEDINGS


     On March 3, 1997, Novadigm filed a complaint against us in the United States District Court for the Northern District of California, alleging infringement by us of a patent held by Novadigm (U.S. Patent No. 5,581,764, the "Novadigm Patent"). Novadigm alleges that our infringement relates to specific methods for updating data and software over a computer network that we use in our Castanet products. Novadigm later identified claims 1, 4, 5, 23, 24, 25, 31, 33 and 34 of the Novadigm Patent as being infringed. In its complaint, Novadigm requests preliminary and permanent injunctions prohibiting us and other specified persons from making, using or selling any infringing products, and claims damages, costs and attorneys' fees. The complaint also alleges that we have willfully infringed the Novadigm Patent and seeks up to triple damages under the United States Patent Act.


     On May 2, 1997, we filed our answer to Novadigm's complaint and filed a counterclaim against Novadigm. Our answer denies Novadigm's allegations and asserts defenses to Novadigm's claim. Our counterclaim seeks a declaratory judgment that we do not infringe the Novadigm Patent and that the Novadigm Patent is invalid and unenforceable. On October 3, 1997, we received an opinion from outside patent opinion counsel, Blakely, Sokoloff, Taylor & Zafman, LLP, that Castanet 1.0 did not infringe the Novadigm Patent. Blakely, Sokoloff, Taylor & Zafman, LLP does not serve as our patent litigation counsel in this lawsuit and has not advised us since October 3, 1997. Since then, we have released three new major versions of Castanet. Although we do not believe that any changes to Castanet made in the newer versions cause Castanet to infringe any claim of the Novadigm Patent, the opinion of Blakely, Sokoloff, Taylor & Zafman, LLP did not address the three new versions of Castanet that we have released since October 3, 1997.

     On August 25, 1997 and January 26, 1998, we filed motions for summary adjudication asking the court to rule that one of the relevant claims of the Novadigm Patent is invalid because it was anticipated by two prior art references. In response to each motion, Novadigm argued that the motion was premature because it pre-dated the court's claim construction proceedings, because only limited discovery had been taken, and because our motion failed to demonstrate that we were entitled to summary adjudication. The court denied our motions in part because (1) discovery was ongoing, (2) the court had not had an opportunity to construe the relevant language in the Novadigm Patent and (3) the court found there were triable issues of fact as to the disclosures in those references. The court stated that we could re-file our motions once discovery has been substantially completed and after it had held a claims construction hearing.


     On December 17, 1998, the court held a claims construction hearing on the appropriate interpretation of particular terms in the Novadigm Patent, and on December 28, 1998, the court issued an order defining those terms.


     On January 19, 1999, Novadigm detailed its position as to why Castanet Version 1.1 infringes the asserted claims of the Novadigm Patent and contended that the alleged comparison of file level and channel level checksums in non-optimized updating and the comparison of channel level checksums and their associated update commands in optimized updating infringes the claims of the Novadigm Patent. Novadigm's claim is not limited to Version 1.1, and Novadigm has also stated that it believes that all or some code from subsequent versions of Castanet work substantially the same way. We do not believe that Novadigm accurately states the functionality of Castanet Version 1.1 or establishes that Castanet Version 1.1 infringes the Novadigm Patent. We also do not believe that the relevant portions of other versions of Castanet work in substantially the same way or infringe on any claim of the Novadigm Patent. However, it is possible that Novadigm may allege additional ways in which Castanet infringes claims of the Novadigm Patent in the future.

     To date, both parties have conducted substantial discovery. We expect that in the first half of 1999, the parties will complete discovery, including the exchange of expert reports. If the court does not enter judgment based on any dispositive motions, a jury trial of this action is currently scheduled to begin in September 1999.

     We believe that we have strong defenses against Novadigm's lawsuit. Accordingly, we intend to defend this suit vigorously. However, we may not prevail in this litigation. Litigation is subject to inherent uncertainties, especially in cases such as this where sophisticated factual issues must be assessed and complex technical issues must be decided. In addition, cases similar to this involve issues of law that are evolving, presenting further uncertainty. Our defense of this litigation, regardless of the merits of the complaint, has been, and will likely continue to be, time-consuming, costly and a diversion for our technical and management personnel. In addition, publicity related to this litigation has in the past, and will likely in the future, have a negative impact on the sale of our Castanet products.

     A failure to prevail in the litigation could result in:

     - our paying monetary damages, which could be tripled if the infringement is found to have been willful, and which may include paying an ongoing royalty to Novadigm for the sales of Castanet products or paying lost profits to Novadigm for particular sales in which we competed with Novadigm and closed a sale;

     - the issuance of a preliminary or permanent injunction requiring us to stop selling Castanet in its current form;

     - our having to redesign Castanet, which could be costly and time consuming and could substantially delay Castanet shipments, assuming that a redesign is feasible;

     - our having to reimburse Novadigm for some or all of its attorneys' fees;

     - our having to obtain from Novadigm a license to its patent, which license might not be made available to us on reasonable terms, particularly because Novadigm is a competitor; or

     - our having to indemnify our customers against any losses they may incur due to the alleged infringement.

     Any of these results would seriously harm our business and operating results. Furthermore, we expect to continue to incur substantial costs in defending against this litigation and these costs could increase significantly if our dispute goes to trial. It is possible that these costs could substantially exceed our expectations in future periods.

     EMPLOYEES

     At March 31, 1999, we had a total of 162 employees, 156 of whom were based in the United States and 6 of whom were based in the United Kingdom. Of the total, 51 were in research and development, 72 were engaged in sales, marketing and business development, 15 were engaged in customer support and training, and 24 were in administration and finance. None of our employees is subject to a collective bargaining agreement and we believe that our relations with our employees are good.

     FACILITIES

     Our principal administrative, sales, marketing, and research and development facility occupies approximately 47,500 square feet in Mountain View, California under a lease which expires in April 2000. We also have regional offices located in California, Georgia, Illinois, Michigan, New York and Texas and a European office in the United Kingdom. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     Our executive officers, key employees and directors, and their ages as of April 1, 1999, are as follows:

            NAME              AGE                         POSITION
            ----              ---                         --------
Kim K. Polese...............  37    President, Chief Executive Officer and Director
Arthur A. van Hoff..........  36    Chief Technology Officer and Director
Steven P. Williams..........  36    Executive Vice President, Worldwide Sales and
                                      Chief Operating Officer
Fred M. Gerson..............  48    Vice President, Finance and Chief Financial Officer
Thomas E. Banahan...........  40    Vice President, Business Development
Robert E. Currie............  31    Vice President, Engineering
Jacqueline Ross.............  41    Vice President, Marketing
Jonathan Payne..............  34    Senior Engineer
Sami Shaio..................  35    Senior Engineer
Aneel Bhusri................  33    Director
Raymond J. Lane.............  52    Director
Douglas J. Mackenzie........  39    Director
Stratton D. Sclavos.........  37    Director

---------------

     Kim K. Polese, a founder of Marimba, has served as president, chief executive officer and a director of Marimba since our inception in February 1996. Before co-founding Marimba, Ms. Polese served in several marketing positions at Sun Microsystems, an enterprise networking company, from January 1989 until January 1996, most recently as senior product manager. From January 1986 to December 1988, Ms. Polese was a technical support engineer for Intellicorp, Inc., an expert systems software company. Ms. Polese received her B.A. in Biophysics from the University of California at Berkeley.



     Arthur A. van Hoff, a founder of Marimba, has served as chief technology officer and a director of Marimba since our inception in February 1996. Before co-founding Marimba, from February 1993 until February 1996, Mr. van Hoff held various engineering positions at Sun Microsystems, most recently as senior staff engineer. Mr. van Hoff received his M. Phil. in Computer Science from Strathclyde University in Glasgow, Scotland and a postgraduate degree in Computer Science from Hogere Informatica Opleiding in Enschede, Holland.



     Steven P. Williams has served as Marimba's executive vice president, worldwide sales and chief operating officer since April 1999 and as our vice president, worldwide sales since November 1996. Before joining Marimba, Mr. Williams served as vice president, western sales from March 1996 to November 1996 and before that as director, western sales from March 1992 to March 1996, for Tivoli, a systems management software company. Mr. Williams received his B.S. in Electrical Engineering from California Polytechnic State University, San Luis Obispo.



     Fred M. Gerson has served as Marimba's vice president, finance and chief financial officer since October 1997. Before joining Marimba, Mr. Gerson served as vice president and chief financial officer for Maxis, Inc., a consumer entertainment software company, from November 1994 to October 1997, and from November 1992 to November 1994, he served as vice president and chief financial Officer of Farallon Computing, Inc. (currently Netopia, Inc.), a communications software and hardware company. Mr. Gerson received his B.A. in Economics from City University of New York-Brooklyn College and his M.B.A. from New York University.

     Thomas E. Banahan has served as Marimba's vice president, business development since December 1996. Mr. Banahan was vice president, worldwide sales of Spyglass, Inc., an Internet software and service provider, from August 1994 to November 1996, and from March 1988 to July 1994, he was a vice president of sales of Comdisco, Inc., a technology services company. Mr. Banahan received his B.A. in Business Economics from the University of California, Santa Barbara.



     Robert E. Currie has served as Marimba's vice president, engineering since August 1996. From December 1988 to January 1995, Mr. Currie held various engineering positions at Digidesign, Inc., a digital audio technology company (currently a division of Avid Technology), most recently as vice president, software engineering. Mr. Currie received his B.S. in Electrical Engineering and Computer Science from the University of California at Berkeley.



     Jacqueline Ross has served as Marimba's vice president, marketing since August 1998. From June 1996 to July 1998, Ms. Ross served as vice president, marketing for Check Point Software Technologies, Ltd., a provider of secure enterprise networking solutions. From January 1995 to May 1996, Ms. Ross was vice president, marketing of Cambio Networks Inc., an enterprise management software company, and before that served as the director of field marketing at Hughes LAN Systems, a hardware vendor, from July 1991 to December 1994. Ms. Ross received her B.A. and B.B.A. from Kent State University and her M.B.A. from Stanford University.



     Jonathan Payne, a founder of Marimba, has served as a senior engineer for Marimba since our inception in February 1996. Before co-founding Marimba, Mr. Payne was a senior engineer at Starwave Corporation, an Internet services company, from February 1995 to February 1996. From June 1988 until February 1995, Mr. Payne served in various engineering positions at Sun Microsystems. Mr. Payne received his B.A. in Cognitive Science from the University of Rochester.



     Sami Shaio, a founder of Marimba, has served as a Senior Engineer of Marimba since our inception in February 1996. Before co-founding Marimba, from May 1989 until February 1996, Mr. Shaio held various engineering positions at Sun Microsystems, most recently as senior staff engineer. Mr. Shaio received his A.B. and A.M. in Linguistics, as well as his B.S. in Computer Science, from Stanford University. Mr. Shaio received his M.S. in Computer Science from the University of Michigan.



     Aneel Bhusri has served as a director of Marimba since February 1999. Mr. Bhusri has been a general partner at Greylock Management Corporation, a national venture capital firm, since April 1999. Mr. Bhusri has served as the vice chairman of PeopleSoft since March 1999. Before his current position at PeopleSoft, Mr. Bhusri served as the senior vice president of product strategy, business development and marketing for PeopleSoft, an enterprise software company from April 1997 to March 1999. Before this position at PeopleSoft, Mr. Bhusri served as senior vice president of product strategy from November 1995 to April 1997. From April 1995 to November 1995, Mr. Bhusri served as vice president of product strategy and from August 1993 to April 1995 as director of product strategy. Before joining PeopleSoft, Mr. Bhusri was an associate at Norwest Venture Capital from June 1992 to March 1993. From 1988 to 1991, he was a financial analyst in Morgan Stanley's Corporate Finance Department. Mr. Bhusri received his B.S. in Electrical Engineering and his B.A. in Economics from Brown University, and his M.B.A. from Stanford University.



     Raymond J. Lane has served as a director of Marimba since October 1997. Mr. Lane has been the president and chief operating officer of Oracle Corporation, a database software company, since January 1997. Before his position as president and chief operating officer, Mr. Lane served as the executive vice president of worldwide operations for Oracle from October 1993 to January 1997, and has been a director of Oracle since June 1995. Mr. Lane served as a senior vice president of Oracle USA from June 1992 to October 1993. Before joining Oracle, Mr. Lane served as senior vice president and managing partner of the Worldwide Information Technology Group at Booz, Allen & Hamilton, a management consulting firm, from July 1986 to May 1992. He served on the Booz, Allen & Hamilton Executive Committee and its Board of Directors from April 1987 to May 1992. Mr. Lane is also a member of the Board of Trustees of Carnegie Mellon University. Mr. Lane received his B.S. in Math from West Virginia University.


     Douglas J. Mackenzie has served as a director of Marimba since August 1996. Since June 1989, Mr. Mackenzie has been employed with Kleiner Perkins Caufield & Byers, a venture capital firm, of which he has been a general partner since 1994. Before joining Kleiner Perkins, Mr. Mackenzie held senior level sales, marketing, and operations positions in Eczel Corporation, a reseller of microcomputer products, from October 1983 to August 1987. From March 1982 to October 1983, Mr. Mackenzie served as a management consultant at Booz, Allen & Hamilton. Mr. Mackenzie serves as a director of Visio Corporation, a business drawing and diagramming software company, as well as several private technology-based companies. Mr. Mackenzie received his A.B. in Economics and his M.S. in Industrial Engineering from Stanford University and his M.B.A. from Harvard University.



     Stratton D. Sclavos has served as a director of Marimba since February 1999. Mr. Sclavos has been the president, chief executive officer and a director of VeriSign since he joined VeriSign in July 1995. From October 1993 to June 1995, Mr. Sclavos was vice president, worldwide marketing and sales of Taligent, Inc., a software development company that was a joint venture among Apple Computer, Inc., IBM and Hewlett-Packard. From May 1992 to September 1993, Mr. Sclavos was vice president of worldwide sales and business development of GO Corporation, a pen-based computer company. Mr. Sclavos is also a director and a member of the compensation committee of Network Solutions, Inc. Mr. Sclavos received his B.S. degree in Electrical and Computer Engineering from the University of California, Davis.


BOARD COMMITTEES

     The board of directors has a compensation committee and an audit committee.

     Compensation Committee. The compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to the executive officers and directors of Marimba and our subsidiary including stock compensation and loans. In addition, the compensation committee reviews and makes recommendations on bonus and stock compensation arrangements for all of our employees. As part of these responsibilities the compensation committee also administers our 1996 Stock Plan, 1999 Omnibus Equity Incentive Plan and 1999 employee stock purchase plan. The current members of the compensation committee are Messrs. Lane and Mackenzie.

     Audit Committee. The audit committee of the board of directors reviews and monitors our corporate financial reporting and our internal and external audits, including our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial reports. The audit committee also consults with management and our independent auditors before the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Messrs. Bhusri, Mackenzie and Sclavos.

DIRECTOR COMPENSATION

     Most directors who are not our employees have received grants of options to purchase shares of our common stock. Upon and following this offering, non-employee directors will receive automatic option grants under our 1999 Non-Employee Directors Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of the board of directors currently consists of Messrs. Lane and Mackenzie. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no interlocking relationship has existed in the past.

INDEMNIFICATION

     Our Third Amended and Restated Certificate of Incorporation, to be effective after the closing of this offering, includes a provision that eliminates the personal liability of our directors and officers for monetary damages for breach of fiduciary duty as a director or officer, except for liability:

     - for any breach of the director's or officer's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director or officer derived an improper personal benefit.

These provisions are permitted under Delaware law.

     Our bylaws provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

     - we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors; and

     - we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

     We have also entered into indemnification agreements with our officers and directors containing provisions that may require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

EXECUTIVE COMPENSATION

     The following table presents compensation information for 1998 paid by us for services by our chief executive officer and our four other highest-paid executive officers whose total salary and bonus for the fiscal year exceeded $100,000:

                           SUMMARY COMPENSATION TABLE


                                                                   LONG-TERM
                                                                  COMPENSATION
                                                                  ------------
                                                                     AWARDS
                                                                  ------------
                                           ANNUAL COMPENSATION     SECURITIES
                                           --------------------    UNDERLYING       ALL OTHER
       NAME AND PRINCIPAL POSITION         SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION($)
       ---------------------------         ---------   --------   ------------   ---------------
Kim K. Polese............................  $130,000          --          --           $930(1)
  President and Chief Executive Officer
Steven P. Williams(2)....................   125,000    $125,000      50,000             --
  Executive Vice President, Worldwide
  Sales and Chief Operating Officer
Thomas E. Banahan........................   125,000     100,000          --             --
  Vice President, Business Development
Robert E. Currie.........................   137,000          --      70,000             --
  Vice President, Engineering
Fred M. Gerson...........................   165,000          --          --             --
  Vice President, Finance and
  Chief Financial Officer


-------------------------
(1) Represents premiums paid by us for term life insurance.

(2) Mr. Williams was our Vice President, Worldwide Sales during 1998.

     The following table designates each grant of stock options during 1998 to our chief executive officer and our four other highest-paid executive officers. No stock appreciation rights were granted to these individuals during 1998.

     The figures representing percentages of total options granted to employees in the last fiscal year are based on a total of 2,017,800 option shares granted to our employees under our 1996 Stock Plan during 1998.

     The exercise price of each option granted is equal to the fair market value of our common stock as valued by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by lending the optionee sufficient funds to pay the exercise price for the purchased shares.

     The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed according to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                              -----------------------------------------------------     VALUE AT ASSUMED
                              NUMBER OF                                                  ANNUAL RATES OF
                              SECURITIES                                                   STOCK PRICE
                              UNDERLYING     % OF TOTAL                                 APPRECIATION FOR
                               OPTIONS     OPTIONS GRANTED   EXERCISE                      OPTION TERM
                               GRANTED      TO EMPLOYEES       PRICE     EXPIRATION   ---------------------
            NAME                (#)(1)     IN FISCAL YEAR     ($/SH)        DATE         5%          10%
            ----              ----------   ---------------   ---------   ----------   ---------   ---------
Kim K. Polese...............        --            --              --            --          --          --
Steven P. Williams..........    50,000           2.5           $8.50      12/17/08    $267,280    $677,341
Thomas E. Banahan...........        --            --              --            --          --          --
Robert E. Currie............    50,000           2.5%           3.00      08/27/08      94,334     239,061
                                20,000           1.0            1.00      01/06/08      12,578      31,875
Fred M. Gerson..............        --            --              --            --          --          --


-------------------------

(1) Each of the options listed in the table is immediately exercisable. The shares purchased under the options may be repurchased by us at the original exercise price paid per share if the optionee ceases service with us before vesting in these shares. For Mr. Currie's option covering 50,000 shares and Mr. Williams' option covering 50,000 shares, the repurchase right lapses and 25% of the option shares vest upon completion of 12 months of service from the vesting start date, and the balance of the option shares vests in a series of equal monthly installments over the next three years of service. For Mr. Currie's option covering 20,000 shares, the repurchase right lapses and 33 1/3% of the option shares vest upon completion of 12 months of service from the vesting start date, and the balance of the option shares vests in a series of equal monthly installments over the next two years of service. The option shares will fully vest if Marimba is acquired in a merger or asset sale, unless our repurchase right with respect to the unvested option shares is transferred to the acquiring entity. Each of the options has a ten-year term, but the term may end earlier if the optionee ceases service with Marimba.

     The following table presents for our chief executive officer and our four other highest-paid executive officers the number and value of securities underlying unexercised options that are held by these executive officers as of December 31, 1998. No options or stock appreciation rights were exercised by these executive officers in 1998, and no stock appreciation rights were outstanding at the end of that year.


     Each of the options listed in the table is immediately exercisable. The shares purchased under the options may be repurchased by us at the original exercise price paid per share if the optionee ceases service with us before vesting in these shares. The heading Vested refers to shares that are no longer subject to our repurchase right; the heading Unvested refers to shares subject to our repurchase right as of December 31, 1998.

     The figures in the "value of unexercised in-the-money options at fiscal year end" column are based on the fair market value of our common stock at the end of 1998 of $8.50 per share, less the exercise price payable for these shares.

                         FISCAL YEAR-END OPTION VALUES


                                                      NUMBER OF
                                                SECURITIES UNDERLYING            VALUE OF
                                                 UNEXERCISED OPTIONS           UNEXERCISED
                                                    AT FISCAL YEAR         IN-THE-MONEY OPTIONS
                                                        END(#)            AT FISCAL YEAR END($)
                                                ----------------------    ----------------------
                     NAME                        VESTED      UNVESTED      VESTED      UNVESTED
                     ----                       --------    ----------    ---------    ---------
Kim K. Polese.................................       --           --            --           --
Steven P. Williams............................   19,444       80,556      $155,552     $244,448
Thomas E. Banahan.............................       --           --            --           --
Robert E. Currie..............................    6,667       63,333        50,003      374,998
Fred M. Gerson................................       --           --            --           --


-------------------------
EMPLOYEE BENEFIT PLANS

     1999 OMNIBUS EQUITY INCENTIVE PLAN

     Our 1999 Omnibus Equity Incentive Plan was adopted by our board of directors on February 2, 1999. We will also seek stockholder approval of this plan. We have reserved 1,250,000 shares of our common stock for issuance under the 1999 Omnibus Equity Incentive Plan. As of January 1 of each year, starting in 2000, the number of shares reserved for issuance under our 1999 Omnibus Equity Incentive Plan will be increased automatically by 4% of the total number of shares of common stock then outstanding or, if less, 1,250,000 shares. No options have yet been granted under the 1999 Omnibus Equity Incentive Plan.

     Under the 1999 Omnibus Equity Incentive Plan, the individuals eligible to receive awards are:

     - employees;

     - non-employee members of the board of directors; and

     - consultants.

     The types of awards that may be made under the 1999 Omnibus Equity Incentive Plan are:

     - options to purchase shares of common stock;

     - stock appreciation rights;

     - restricted shares; and

     - stock units.

     Options may be incentive stock options that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for favorable tax treatment. With limited restrictions, if shares awarded under the 1999 Omnibus Equity Incentive Plan are forfeited, those shares will again become available for new awards under the 1999 Omnibus Equity Incentive Plan.

     The compensation committee of our board of directors administers the 1999 Omnibus Equity Incentive Plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of our 1999 Omnibus Equity Incentive Plan. The committee has the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

     The exercise price for incentive stock options granted under the 1999 Omnibus Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. The exercise price for non-statutory options granted under the 1999 Omnibus Equity Incentive Plan may not be less than 85% of the fair market value of our common stock on the option grant date.

     Our 1999 Omnibus Equity Incentive Plan provides that no participant may receive options or stock appreciation rights covering more than 100,000 shares in the same year, except that a newly hired employee may receive options or stock appreciation rights covering up to 300,000 shares in the first year of employment.

     The exercise price may be paid with:

     - cash;

     - outstanding shares of common stock;

     - the cashless exercise method through a designated broker;

     - a pledge of shares to a broker; or

     - a promissory note.

     The purchase price for newly issued restricted shares awarded under the 1999 Omnibus Equity Incentive Plan may be paid with:

     - cash;

     - a promissory note; or

     - the rendering of past services.

     The committee may reprice options and may modify, extend or assume outstanding options and stock appreciation rights. The committee may accept the cancellation of outstanding options or stock appreciation rights in return for the grant of new options or stock appreciation rights. The new option or right may have the same or a different number of shares and the same or a different exercise price.

     If a change in control of Marimba occurs, an option or other award under the 1999 Omnibus Equity Incentive Plan will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute comparable awards for the awards granted under the 1999 Omnibus Equity Incentive Plan.

     A change in control includes:

     - a merger or consolidation of Marimba after which our then-current stockholders own less than 50% of the surviving corporation;

     - a sale of all or substantially all of our assets;

     - a proxy contest that results in replacement of more than one-half of our directors over a 24-month period; or

     - an acquisition of 50% or more of our outstanding stock by a person other than a person related to Marimba, including a corporation owned by our stockholders.

     If a merger or other reorganization occurs, the agreement of merger or reorganization may provide that outstanding options and other awards under the 1999 Omnibus Equity Incentive Plan shall be assumed by the surviving corporation or its parent, shall be continued by Marimba if it is the surviving corporation, shall have accelerated vesting and then expire early, or shall be cancelled for a cash payment.

     Our board of directors may amend or terminate the 1999 Omnibus Equity Incentive Plan at any time. If our board amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The 1999 Omnibus Equity Incentive Plan will continue in effect indefinitely unless the board decides to terminate the plan earlier.

     1999 EMPLOYEE STOCK PURCHASE PLAN

     Our board of directors adopted our employee stock purchase plan on February 2, 1999. We will also seek stockholder approval of this plan. We have reserved 500,000 shares of our common stock for issuance under our 1999 employee stock purchase plan. As of January 1 each year, starting in 2000, the number of shares reserved for issuance under our 1999 employee stock purchase plan will be increased automatically by 2% of the total number of shares of common stock then outstanding or, if less, 500,000 shares. Our 1999 employee stock purchase plan is intended to qualify under Section 423 of the Internal Revenue Code.

     Eligible employees may begin participating in the 1999 employee stock purchase plan at the start of an offering period. Each offering period lasts 24 months. Two overlapping offering periods will start on May 1 and November 1 of each calendar year. However, the first offering period will start on the effective date of this offering and end on April 30, 2001. Purchases of our common stock will occur on April 30 and October 31 of each calendar year during an offering period.

     Our 1999 employee stock purchase plan will be administered by the compensation committee of our board of directors. Each of our employees is eligible to participate if he is employed by us for more than 20 hours per week and for more than five months per year.

     Our 1999 employee stock purchase plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 10% of the employee's cash compensation. The initial period during which payroll deductions may be contributed will begin on the effective date of this offering and end on October 31, 1999. Each participant may purchase up to 500 shares on any purchase date.

     The price of each share of common stock purchased under our 1999 employee stock purchase plan will be 85% of the lower of:

     - the fair market value per share of our common stock on the date immediately before the first date of the applicable offering period; or

     - the fair market value per share of our common stock on the purchase date.

     In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

     - the price offered to the public in this offering; or

     - the fair market value per share of our common stock on the purchase date.

     Employees may end their participation in the 1999 employee stock purchase plan at any time. Participation ends automatically upon termination of employment with Marimba.

     If a change in control of Marimba occurs, our 1999 employee stock purchase plan will end, and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless this plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 1999 employee stock purchase plan at any time. If our board of directors increases the number of shares of common stock reserved for issuance under the 1999 employee stock purchase plan, it must seek the approval of our stockholders.

     1999 NON-EMPLOYEE DIRECTORS OPTION PLAN

     Our board of directors adopted our 1999 Non-Employee Directors Option Plan on February 2, 1999. We will also seek stockholder approval of this plan. Only the non-employee members of our board of directors will be eligible for automatic option grants under this plan.

     We have reserved 150,000 shares of our common stock for issuance under our 1999 Non-Employee Directors Option Plan. As of January 1 each year, starting in 2000, the number of shares reserved for issuance under our 1999 Non-Employee Directors Option Plan will be increased automatically to restore the total number of shares available under this plan to 150,000 shares. No shares have yet been issued under our 1999 Non-Employee Directors Option Plan.

     The compensation committee of our board of directors will make any administrative determinations under our 1999 Non-Employee Directors Option Plan. No discretionary decisions will be made by the compensation committee under this plan.

     The exercise price for options granted under our 1999 Non-Employee Directors Option Plan may be paid in cash or in outstanding shares of our common stock. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares.

     Each individual who became a member of our board of directors as a non-employee director before 1999 will receive a fully vested option for 7,500 shares of our common stock on the effective date of this offering. The exercise price of this option will be the initial price offered to the public in this offering.

     Each individual who first joins our board of directors as a non-employee director after the effective date of this offering will receive at that time a fully vested option for 15,000 shares of our common stock. In addition, at each of our annual stockholders meetings, beginning in 2000, each non-employee director who will continue to be a director after that meeting will automatically be granted at that meeting a fully vested option for 7,500 shares of our common stock. However, any non-employee director who receives an option for 15,000 shares under this plan will first become eligible to receive the annual option for 7,500 shares at the annual meeting that occurs at any time during the year that is two calendar years after the year in which he received the option for 15,000 shares. For example, if a director received the option for 15,000 shares at any time in 1999, the director will first become eligible to receive the option for 7,500 shares at the annual stockholders meeting occurring in 2001. The exercise price of each option will be equal to the fair market value of our common stock on the option grant date.

     Our board of directors may amend or modify the 1999 Non-Employee Directors Option Plan at any time. The 1999 Non-Employee Directors Option Plan will terminate on February 1, 2009, unless our board of directors decides to terminate the plan sooner.

CHANGE OF CONTROL ARRANGEMENTS

     We granted to Mr. Gerson options to purchase an aggregate of 300,000 shares of our common stock at an exercise price of $.50 per share. The first option for 250,000 shares vested as to one-third of the shares subject to the option on the first anniversary of Mr. Gerson's employment start date and the remainder vests in equal monthly installments for twenty-four months. The second option for 50,000 shares vests in equal monthly installments for thirty-six months commencing November 3, 1998.

     If there is a merger or asset sale of Marimba after the first twelve months of Mr. Gerson's employment and Mr. Gerson is constructively terminated within twelve months of the merger or asset sale, Mr. Gerson will vest in 50% of the remaining unvested shares subject to both options. Following the acceleration of both options, the remaining unvested shares subject to these options will vest in accordance with the original vesting schedules, as if the remaining shares were the only shares subject to the options.

     All options and other awards granted under our 1996 Stock Plan and our 1999 Omnibus Equity Incentive Plan, including options granted to our executive officers, will become fully vested if a change in control of Marimba occurs, unless the options or awards are assumed by the surviving corporation or its parent or if the surviving corporation or its parent substitutes comparable options or awards for options or awards granted under our plans.

                           RELATED PARTY TRANSACTIONS


     Since our incorporation in February 1996, we have issued and sold securities to the following persons who are our executive officers, directors or principal stockholders. The per share purchase price for our Series A preferred stock was $1.4824 and the per share purchase price for our Series B preferred stock was $5.0072. For more detail on shares held by these purchasers see "Principal and Selling Stockholders."

                                                             SERIES A    SERIES B
                                                             PREFERRED   PREFERRED    COMMON
                        INVESTOR(1)                            STOCK       STOCK       STOCK
                        -----------                          ---------   ---------   ---------
Kim K. Polese(1)...........................................         --         --    2,500,000
Arthur A. van Hoff(1)......................................         --         --    2,500,000
Steven P. Williams.........................................     67,458         --      316,000
Thomas E. Banahan..........................................         --         --      316,000
Robert E. Currie...........................................         --         --      300,000
Fred M. Gerson.............................................         --         --      300,000
Jonathan Payne(1)..........................................         --         --    2,500,000
Sami Shaio(1)..............................................         --         --    2,500,000
Raymond J. Lane............................................         --     19,971           --
Kleiner Perkins Caufield & Byers(2)........................  2,698,412    199,712           --

-------------------------
(1) Each of Kim K. Polese, Arthur A. van Hoff, Jonathan Payne and Sami Shaio, our founders, entered into a Restricted Common Stock Purchase Agreement, dated February 21, 1996, with us. The per share purchase price for these shares of common stock was $.001.

(2) Kleiner Perkins Caufield & Byers includes the following entities managed by Kleiner Perkins: KPCB Java Fund, L.P., KPCB Information Sciences Zaibatsu Fund II, L.P., Kleiner Perkins Caufield & Byers VIII, L.P and KPCB VIII Founders Fund, L.P. Douglas J. Mackenzie, a director of Marimba, is a general partner of Kleiner Perkins.

     In addition, we have granted options to some of our executive officers. See "Management -- Executive Compensation."

SERIES A FINANCING


     On August 8, 1996, we issued an aggregate of 2,698,412 shares of Series A preferred stock at a per share purchase price of $1.4824 to three investors, each of which is an entity affiliated with Kleiner Perkins, one of our principal stockholders. Douglas J. Mackenzie, a member of our board of directors, is a general partner of Kleiner Perkins. On January 28, 1997, we issued 67,458 shares of Series A preferred stock at a per share purchase price of $1.4824 to Steven
P. Williams, our executive vice president, worldwide sales and chief operating officer.


SERIES B FINANCING

     On August 25 and 28, 1997, we issued an aggregate of 2,895,829 shares of Series B preferred stock at a per share purchase price of $5.0072 to ten investors, including entities affiliated with Kleiner Perkins. On September 23, October 23 and November 21, 1997, we issued an aggregate of 71,896 shares of Series B preferred stock at a per share purchase price of $5.0072 to four investors. On October 7, 1997, we issued 19,971 shares of Series B preferred stock at a per share purchase price of $5.0072 to Raymond J. Lane, a member of our board of directors.

LOANS FROM DIRECTORS AND EXECUTIVE OFFICERS

     Each of our founders, Kim K. Polese, Arthur A. van Hoff, Jonathan Payne, and Sami Shaio, provided a short-term loan to us in return for a promissory note, dated March 7, 1996, issued to each founder. Each note was in the principal sum of $12,500 and accrued simple interest at the rate of 5.32% per year. In addition, Mr. Shaio loaned an additional $14,000 to us in return for a promissory note, dated July 17, 1996, which accrued simple interest at the rate of 5.32% per year. We repaid each of these loans in August 1996.

LOAN TO EXECUTIVE OFFICER

     On November 11, 1997, we loaned $149,970 to Fred M. Gerson, secured by a stock pledge agreement, in connection with his purchase of 300,000 shares of our common stock. This note accrued interest at the rate of 5.69% per year. The principal balance of this note and accrued interest was paid in full in January 1999. See "Executive Compensation -- Change of Control Arrangements."

STOCK OPTION GRANTS TO DIRECTORS

     On September 18, 1997, we granted to Raymond J. Lane an option to purchase 75,000 shares of common stock at a per share exercise price of $.50 under our 1996 Stock Plan. Mr. Lane's option is subject to three-year vesting, in which he becomes vested in 33 1/3% of the option shares upon completion of 12 months of service and in the balance of the option shares in a series of equal monthly installments upon the completion of each of the next 24 months of service. On February 2, 1999, we granted to each of Aneel Bhusri and Stratton D. Sclavos an option to purchase 20,000 shares of common stock at a per share exercise price of $10.00 under our 1996 Stock Plan. Messrs. Bhusri's and Sclavos' options were fully vested upon grant.

INDEMNIFICATION

     We have entered into an indemnification agreement with each of our officers and directors. See "Management -- Indemnification" for a description of the indemnification available to our officers and directors under our Third Amended and Restated Certificate of Incorporation, to be effective after the closing of this offering and our bylaws.
                            ------------------------

     We believe that the transactions above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table presents selected information regarding beneficial ownership of our outstanding common stock as of March 31, 1999 and as adjusted to reflect the sale of the common stock being sold in this offering for: (1) each of our directors, our chief executive officer and our four other highest-paid executive officers; (2) all of our directors and executive officers as a group; and (3) each other person known by us to own beneficially more than 5% of our common stock.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common stock subject to options exercisable within 60 days of March 31, 1999 are deemed outstanding for purposes of computing the percentage ownership of the person holding the option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, we believe that the persons in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each holder of more than 5% of our common stock listed in the table is c/o Marimba, Inc., 440 Clyde Ave., Mountain View, CA 94043.

                                              SHARES BENEFICIALLY             SHARES BENEFICIALLY
                                                     OWNED                           OWNED
                                              BEFORE THE OFFERING   SHARES    AFTER THE OFFERING
            NAME AND ADDRESS OF               -------------------    BEING    -------------------
              BENEFICIAL OWNER                 NUMBER     PERCENT   OFFERED    NUMBER     PERCENT
            -------------------               ---------   -------   -------   ---------   -------
Kim K. Polese...............................  2,486,072    12.9%    124,300   2,361,772    10.4%
Steven P. Williams(1)(2)....................    483,458     2.5          --     483,458     2.1
Thomas E. Banahan...........................    316,000     1.6          --     316,000     1.4
Robert E. Currie(1).........................    370,000     1.9          --     370,000     1.6
Fred M. Gerson(3)...........................    300,000     1.6          --     300,000     1.3
Arthur A. van Hoff..........................  2,480,000    12.9     124,000   2,356,000    10.4
Aneel Bhusri(1).............................     20,000     0.1          --      20,000     .09
Raymond J. Lane(1)..........................     94,971     0.5          --      94,971     .42
Douglas J. Mackenzie(4).....................  2,898,124    15.1          --   2,898,124    12.7
  c/o Kleiner Perkins Caufield & Byers 2750
  Sand Hill Road Menlo Park, CA 94025
Stratton D. Sclavos(1)......................     20,000     0.1          --      20,000     .09
OTHER 5% STOCKHOLDERS
Jonathan Payne(5)...........................  2,476,000    12.9     123,700   2,352,300    10.3
Sami Shaio..................................  2,439,200    12.7      80,000   2,359,200    10.4
Entities affiliated with Kleiner Perkins
  Caufield & Byers..........................  2,898,124    15.1          --   2,898,124    12.7
  2750 Sand Hill Road Menlo Park, CA 94025
All directors and executive officers as a
  group (11 persons)(6).....................  9,768,625    49.4     248,300   9,520,325    40.8

-------------------------

(1) The following table indicates those people whose total number of beneficially owned shares include shares subject to options exercisable within 60 days of March 31, 1999:

                                                                  Shares Subject to Options
                                                                  -------------------------
    Robert E. Currie............................................            70,000
    Steven P. Williams..........................................           100,000
    Aneel Bhusri................................................            20,000
    Raymond J. Lane.............................................            75,000
    Stratton D. Sclavos.........................................            20,000

(2) Includes 1,500 shares held as custodian for Zachary P. Williams and 1,500 shares held as custodian for Natalia J. Williams.

(3) Includes 5,000 shares held as custodian for Stacey B. Gerson and 5,000 shares held as custodian for Hilary I. Gerson. Mr. Gerson disclaims beneficial ownership of these shares.

(4) Represents 1,988,745, 72,453, 76,131 and 760,795 shares of common stock held of record by KPCB Java Fund, L.P., KPCB Information Sciences Zaibatsu Fund II, L.P., KPCB VIII Founders Fund, L.P., and Kleiner Perkins Caufield & Byers VIII, L.P. Mr. Mackenzie, a director of Marimba, is a general partner of Kleiner Perkins. Mr. Mackenzie disclaims beneficial ownership of shares held by Kleiner Perkins except to the extent of his pecuniary interest arising from his interest in Kleiner Perkins.

(5) Includes 1,538 shares held as custodian for Madeline M. Payne.

(6) Includes 585,000 shares subject to options which are exercisable within 60 days of March 31, 1999, 5,000 shares held by Mr. Gerson as custodian for Stacey B. Gerson and 5,000 shares held as custodian for Hilary I. Gerson, and 1,500 shares held by Mr. Williams as custodian for Zachary P. Williams and 1,500 shares held as custodian for Natalia J. Williams.

     If the underwriters' over-allotment option is exercised, up to an additional 412,000 shares may be sold by selling stockholders as follows: Kim K. Polese 124,300; Arthur A. van Hoff 124,000; Jonathan Payne 123,700; and Sami Shaio 40,000.

     On April 19, 1999, our board of directors granted to the following executive officers options to purchase shares of our common stock at an exercise price per share of $15.00: Mr. Williams received an option to purchase 300,000 shares; Mr. Currie received an option to purchase 100,000 shares and Mr. Gerson received an option to purchase 50,000 shares.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 80,000,000 shares of common stock, and 10,000,000 shares of undesignated preferred stock, after giving effect to the amendment of our Second Amended and Restated Certificate of Incorporation to delete references to Series A preferred stock and Series B preferred stock following conversion of our preferred stock into common stock upon the closing of this offering.

     The following is a summary description of our capital stock. Our bylaws and our Third Amended and Restated Certificate of Incorporation, to be effective after the closing of this offering, provide further information about our capital stock.

COMMON STOCK

     As of March 31, 1999, there were 13,444,209 shares of common stock outstanding that were held of record by approximately 187 stockholders. There will be 22,745,775 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no exercise after March 31, 1999 of outstanding options, after giving effect to the sale of the shares of common stock to the public offered in this prospectus and the conversion of our preferred stock into common stock at a one-to-one ratio.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and, therefore, holders of the remaining shares voting for the election of directors can elect all of the directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of Marimba, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Upon filing our Third Amended and Restated Certificate of Incorporation after the closing of this offering, we will authorize 10,000,000 shares of preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of our preferred stock.

WARRANTS

     Immediately following the closing of this offering, there will be an outstanding warrant to purchase a total of 16,865 shares of common stock at $1.48 per share. This warrant expires on January 31, 2004.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     CERTIFICATE OF INCORPORATION AND BYLAWS

     Upon filing after the closing of this offering, our Third Amended and Restated Certificate of Incorporation will provide that, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The bylaws provide that, except as otherwise required by law or by our Third Amended and Restated Certificate of Incorporation, special meetings of the stockholders can only be called by a resolution adopted by a majority of the board of directors, or by the president or at the request of stockholders holding at least 30% of our capital stock. These provisions of our Third Amended and Restated Certificate of Incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

     DELAWARE TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, which, subject to limited exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

     - before this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or after this date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     - subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by this entity or person.

REGISTRATION RIGHTS

     After this offering, the holders of 15,181,300 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Under the terms of the agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Holders of 5,753,566 shares of the registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect this registration. Further, the holders of these demand rights may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 22,745,775 shares of common stock outstanding, assuming no exercise of options after March 31, 1999. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by persons that directly or indirectly control, or are controlled by, or are under common control with us, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES


     The remaining 18,745,775 shares of common stock are deemed restricted shares under Rule 144. The number of shares of common stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of the shares have agreed not to sell or dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. On the date of this prospectus, no shares other than the 4,000,000 shares being sold in this offering will be eligible for sale. Beginning 180 days after the date of this prospectus, or earlier with the consent of Morgan Stanley & Co. Incorporated, 18,745,775 restricted shares will become available for sale in the public market subject to the limitations of Rule 144 of the Securities Act.


     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then-outstanding shares of our common stock, approximately 227,458 shares after giving effect to this offering, and the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding this sale. Sales under Rule 144 of the Securities Act are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell these shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act before effecting a transfer of these shares.

     Before this offering, there has been no public market for our common stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of our common stock. Nevertheless, sales of substantial amounts of these shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

OPTIONS

     As of March 31, 1999, options to purchase a total of 1,943,065 shares of common stock under the 1996 Stock Plan were outstanding and exercisable. All of the shares subject to options are subject to lock-up agreements. See "Lock-up Agreements." An additional 1,087,329 shares of common stock were available as of March 31, 1999 for future option grants or direct issuances under the 1996 Stock Plan. However, as of the date of this offering, our 1996 Stock Plan terminates and no future options will be granted under this plan. In addition, in February, 1999, 1,250,000 shares were reserved for issuance under our 1999 Omnibus Equity Incentive Plan, 500,000 shares were reserved for issuance under our 1999 employee stock purchase plan and 150,000 shares were reserved for issuance under our 1999 Non-

Employee Directors Option Plan. See "Management -- Employee Benefit
Plans -- 1999 Omnibus Equity Incentive Plan," "-- 1999 employee stock purchase plan," and "-- 1999 Non-Employee Directors Option Plan" and Notes 6 and 9 of Notes to Consolidated Financial Statements.

     Rule 701 under the Securities Act provides that shares of common stock acquired on the exercise of outstanding options may be resold by persons other than our affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period. We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our 1996 Stock Plan. We expect to file the registration statement covering shares offered under the 1996 Stock Plan and the 1999 employee stock purchase plan and 1999 Omnibus Equity Incentive Plan approximately 30 days after the closing of this offering. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to the lock-up agreements, if applicable.

                                  UNDERWRITERS

     Under the terms and subject to conditions contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, BT Alex. Brown Incorporated and Hambrecht & Quist LLC are acting as representatives, have severally agreed to purchase, and Marimba and the selling stockholders have agreed to sell to the underwriters, severally, the respective number of shares of our common stock indicated opposite the names of the underwriters below:

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
Credit Suisse First Boston Corporation......................
BT Alex. Brown Incorporated.................................
Hambrecht & Quist LLC.......................................
                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The underwriters and the representatives are collectively referred to as the underwriters and the representatives. The underwriters are offering the shares of common stock subject to their acceptance of the shares from Marimba and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by us in this offering are subject to the approval of legal matters by their counsel. The underwriters are obligated to take and pay for all of the shares of common stock offered by us in this offering, other than those covered by the over-allotment option described below, if any of those shares are taken.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price on the cover page of the prospectus and part to selected dealers at a price that represents a
concession not in excess of $     per share under the public offering price. Any
underwriter may allow, and these dealers may reallow, a concession not in excess
of $     per share to other underwriters or to some dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     Marimba and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of common stock at the public offering price on the cover page of the prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock being offered. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of these additional shares of common stock as the number next to the underwriter's name in the preceding table bears to the total number of shares of common stock next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public for this offering would be
$          , the total underwriters' discounts and commissions would be
$          , the total proceeds to Marimba would be $          and the total
proceeds to the selling stockholders would be $          .

     The underwriters have informed Marimba that each principal underwriter in this offering may, subject to the approval of Morgan Stanley & Co. Incorporated, sell to discretionary accounts over which the principal underwriter exercises discretionary authority. The underwriters have further informed

Marimba that they estimate that these sales will not exceed in the aggregate five percent of the total number of shares of common stock offered by them.


     Marimba's common stock has been approved for quotation on the Nasdaq National Market under the symbol "MRBA."


     At the request of Marimba, the underwriters will reserve up to 260,000 shares of common stock to be offered for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Marimba. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares being offered.

     Marimba, our selling stockholders, directors, executive officers, and substantially all of our other stockholders and optionholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, he will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or transfer or dispose of, directly or indirectly, any shares of common stock; or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or other securities, in cash or by alternative payment.

     The restrictions described in the previous paragraph do not apply to:

     - the sale of shares to the underwriters;

     - the issuance by Marimba of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

     - transactions by any person other than Marimba relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

     - the granting of stock options under the existing Marimba employee benefit plans, provided that these options do not become exercisable and do not vest during this 180-day period; or

     - gifts, distributions or transfers to trusts, provided that transferees in transactions described in this clause enter into lock-up agreements similar to those described in the previous paragraph.


     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or affect the price of the common stock. Specifically, the underwriters may agree to sell or allot more shares than the 4,000,000 shares of common stock Marimba and the selling stockholders have agreed to sell them. This over-allotment would create a short position in the common stock for the underwriters' account. To cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or in other transactions. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Marimba, the selling stockholders and the underwriters have agreed to indemnify each other against some liabilities, including liabilities under the Securities Act.

     In October 1997, Marimba sold 2,987,696 shares of Series B preferred stock. An affiliate of Hambrecht & Quist LLC, one of the underwriters in this offering, purchased 39,943 shares of Series B preferred stock, which are convertible into 39,943 shares of common stock, on the same terms as the other purchasers of Series B preferred stock.

PRICING OF THE OFFERING

     Before this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between Marimba and the representatives. Among the factors to be considered in determining the initial public offering price will be:

     - the future prospects of Marimba and its industry in general;

     - sales, earnings and selected other financial operating information of Marimba in recent periods; and

     - the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to those of Marimba.

     The estimated public offering price range presented on the cover page of this prospectus is subject to change as a result of market conditions and changes in the factors listed above.

                                 LEGAL MATTERS

     The validity of the common stock being offered will be passed upon for Marimba by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California and for the underwriters by Fenwick & West LLP, Palo Alto, California. As of the date of this prospectus, members and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, beneficially owned an aggregate of 23,610 shares of our common stock.

                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1998, for the period from February 21, 1996 (inception) to December 31, 1996, and for each of the years in the two-year period ended December 31, 1998 as described in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of Ernst & Young LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock being offered. This prospectus does not contain all of the information presented in the registration statement and the exhibits to the registration statement. For further information with respect to Marimba and our common stock we are offering, reference is made to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to may be only summaries of these documents. The exhibits to this registration statement should be referenced for the complete contents of these contracts and documents. Each statement is qualified in all respects by reference to the exhibit. The registration statement, including the exhibits, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part may be obtained from this office after payment of fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the site is http://www.sec.gov.

                                 MARIMBA, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Financial Statements
  Consolidated Balance Sheets...............................  F-3
  Consolidated Statements of Operations and Comprehensive
     Loss...................................................  F-4
  Consolidated Statements of Redeemable Convertible
     Preferred Stock and Stockholders' Equity (Net Capital
     Deficiency)............................................  F-5
  Consolidated Statements of Cash Flows.....................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Marimba, Inc.

     We have audited the accompanying consolidated balance sheets of Marimba, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for the period from inception (February 21, 1996) to December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marimba, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for the period from inception (February 21, 1996) to December 31, 1996 and for the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP
Palo Alto, California
January 13, 1999

                                 MARIMBA, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PAR VALUE DATA)


                                                                                       PRO FORMA
                                                                                     STOCKHOLDERS'
                                                                 DECEMBER 31,          EQUITY AT
                                                              -------------------    DECEMBER 31,
                                                               1997        1998          1998
                                                              -------    --------    -------------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
     Cash and cash equivalents..............................  $14,402    $  3,700
     Short-term investments.................................       --       4,125
     Accounts receivable, net of allowances of $49 and $70
       at December 31, 1997 and 1998........................    4,591       2,585
     Unbilled receivables...................................       --       1,036
     Prepaid expenses and other current assets..............      248         371
                                                              -------    --------
          Total current assets..............................   19,241      11,817
Property and equipment, net.................................    2,401       2,747
Other assets................................................      256         298
                                                              -------    --------
                                                              $21,898    $ 14,862
                                                              =======    ========
LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
     Accounts payable and accrued liabilities...............  $ 1,940    $  1,396
     Accrued compensation...................................    1,535       1,704
     Current portion of capital lease obligations and
       equipment advances...................................      133         286
     Deferred revenue.......................................    7,597       5,519
                                                              -------    --------
          Total current liabilities.........................   11,205       8,905
Long-term portion of capital lease obligations and equipment
  advances, and other long-term liabilities.................      211         747
Commitments and contingencies
Redeemable convertible preferred stock, 15,000 shares
  authorized at December 31, 1997 and 1998, $.0001 par
  value, issuable in series:
     Series A redeemable convertible preferred stock, 2,800
       shares designated; 2,766 shares issued and
       outstanding at December 31, 1997 and 1998 and none
       pro forma (liquidation preference at December 31,
       1998 of $4,100)......................................    4,055       4,055      $     --
     Series B redeemable convertible preferred stock, 3,050
       shares designated; 2,987 shares issued and
       outstanding at December 31, 1997 and 1998 and none
       pro forma (liquidation preference at December 31,
       1998 of $14,960).....................................   14,898      14,898            --
Stockholders' equity (net capital deficiency):
     Common stock, 30,000 shares authorized, $.0001 par
       value; 13,067 and 13,053 shares issued and
       outstanding at December 31, 1997 and 1998, and 18,806
       shares issued and outstanding pro forma..............        1           1             2
     Additional paid-in capital.............................      640       2,182        21,134
     Note receivable from officer...........................     (150)       (160)         (160)
     Deferred compensation..................................       --      (1,116)       (1,116)
     Cumulative translation adjustment......................       --          (6)           (6)
     Accumulated deficit....................................   (8,963)    (14,644)      (14,644)
                                                              -------    --------      --------
          Stockholders' equity (net capital deficiency).....   (8,471)    (13,743)     $  5,210
                                                              -------    --------      ========
                                                              $21,898    $ 14,862
                                                              =======    ========


                            See accompanying notes.

                                 MARIMBA, INC.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             PERIOD FROM
                                                              INCEPTION
                                                            (FEBRUARY 21,       YEAR ENDED
                                                              1996) TO         DECEMBER 31,
                                                            DECEMBER 31,    ------------------
                                                                1996         1997       1998
                                                            -------------   -------    -------
Revenues:
     License..............................................     $    --      $ 5,011    $13,901
     Service..............................................          --          552      3,184
                                                               -------      -------    -------
Total revenues............................................          --        5,563     17,085
Cost of revenues:
     License..............................................          --           13         75
     Service..............................................          --          621      1,964
                                                               -------      -------    -------
Total cost of revenues....................................          --          634      2,039
                                                               -------      -------    -------
Gross profit..............................................          --        4,929     15,046
Operating expenses:
     Research and development.............................         515        2,410      5,773
     Sales and marketing..................................         473        8,054     12,371
     General and administrative...........................         322        2,367      2,779
     Amortization of deferred compensation................          --           --        251
                                                               -------      -------    -------
Total operating expenses..................................       1,310       12,831     21,174
                                                               -------      -------    -------
Loss from operations......................................      (1,310)      (7,902)    (6,128)
Interest income...........................................          66          350        518
Interest expense..........................................          (1)         (12)       (30)
                                                               -------      -------    -------
Loss before income taxes..................................      (1,245)      (7,564)    (5,640)
Provision for income taxes................................          --          154         41
                                                               -------      -------    -------
Net loss..................................................      (1,245)      (7,718)    (5,681)
Other comprehensive loss:
     Translation adjustment...............................          --           --         (6)
                                                               -------      -------    -------
Comprehensive loss........................................     $(1,245)     $(7,718)   $(5,687)
                                                               =======      =======    =======
Basic and diluted net loss per share......................     $  (.81)     $ (1.57)   $  (.59)
                                                               =======      =======    =======
Weighted-average shares of common stock outstanding used
  in computing basic and diluted net loss per share.......       1,528        4,912      9,606
                                                               =======      =======    =======
Pro forma basic and diluted net loss per share
  (unaudited).............................................                             $  (.37)
                                                                                       =======
Shares used in computing pro forma basic and diluted net
  loss per share (unaudited)..............................                              15,359
                                                                                       =======

                            See accompanying notes.

                                 MARIMBA, INC.

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
               AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                 (IN THOUSANDS)

                                                               STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                          REDEEMABLE      --------------------------------------------------------
                                         CONVERTIBLE                                        NOTE
                                       PREFERRED STOCK     COMMON STOCK     ADDITIONAL   RECEIVABLE
                                       ----------------   ---------------    PAID-IN        FROM        DEFERRED
                                       SHARES   AMOUNT    SHARES   AMOUNT    CAPITAL      OFFICER     COMPENSATION
                                       ------   -------   ------   ------   ----------   ----------   ------------
Issuance of common stock to
 founders............................     --    $   --    10,000   $   1      $    9       $  --        $    --
Issuance of Series A redeemable
 convertible preferred stock to
 investors, net of issuance costs of
 $38.................................  2,699     3,963       --       --          --          --             --
Net loss.............................     --        --       --       --          --          --             --
                                       -----    -------   ------   ------     ------       -----        -------
Balances at December 31, 1996........  2,699     3,963    10,000       1           9          --             --
Issuance of Series A redeemable
 convertible preferred stock to
 officer, net of issuance costs of
 $8..................................     67        92       --       --          --          --             --
Issuance of Series B redeemable
 convertible preferred stock to
 investors, net of issuance costs of
 $62.................................  2,987    14,898       --       --          --          --             --
Issuance of common stock upon
 exercise of stock options...........     --        --    2,850        1         494          --             --
Issuance of common stock for
 services............................     --        --       67       --          10          --             --
Issuance of common stock upon
 exercise of stock options by an
 officer in exchange for a note
 receivable..........................     --        --      300       --         150        (150)            --
Repurchases of common stock..........     --        --     (150)      --         (23)         --             --
Net loss.............................     --        --       --       --                      --             --
                                       -----    -------   ------   ------     ------       -----        -------
Balances at December 31, 1997........  5,753    18,953    13,067       2         640        (150)            --
Issuance of common stock upon
 exercise of stock options...........     --        --      239       --         230          --             --
Repurchases of common stock..........     --        --     (253)      --         (56)         --             --
Translation adjustment...............     --        --       --       --                      --             --
Interest on note receivable from an
 officer.............................     --        --       --       --                     (10)            --
Deferred compensation................     --        --       --       --       1,367          --         (1,367)
Amortization of deferred
 compensation........................     --        --       --       --          --          --            251
Net loss.............................     --        --       --       --          --          --             --
                                       -----    -------   ------   ------     ------       -----        -------
Balances at December 31, 1998........  5,753    $18,953   13,053   $   2      $2,181       $(160)       $(1,116)
                                       =====    =======   ======   ======     ======       =====        =======

                                       STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                       -----------------------------------------
                                                                   STOCKHOLDERS'
                                       CUMULATIVE                     EQUITY
                                       TRANSLATION   ACCUMULATED   (NET CAPITAL
                                       ADJUSTMENT      DEFICIT      DEFICIENCY)
                                       -----------   -----------   -------------
Issuance of common stock to
 founders............................      $--        $     --       $     10
Issuance of Series A redeemable
 convertible preferred stock to
 investors, net of issuance costs of
 $38.................................       --              --             --
Net loss.............................       --          (1,245)        (1,245)
                                           ---        --------       --------
Balances at December 31, 1996........       --          (1,245)        (1,235)
Issuance of Series A redeemable
 convertible preferred stock to
 officer, net of issuance costs of
 $8..................................       --              --             --
Issuance of Series B redeemable
 convertible preferred stock to
 investors, net of issuance costs of
 $62.................................       --              --
Issuance of common stock upon
 exercise of stock options...........       --              --            495
Issuance of common stock for
 services............................       --              --             10
Issuance of common stock upon
 exercise of stock options by an
 officer in exchange for a note
 receivable..........................       --              --             --
Repurchases of common stock..........       --              --            (23)
Net loss.............................       --          (7,718)        (7,718)
                                           ---        --------       --------
Balances at December 31, 1997........       --          (8,963)        (8,471)
Issuance of common stock upon
 exercise of stock options...........       --              --            230
Repurchases of common stock..........       --              --            (56)
Translation adjustment...............       (6)             --             (6)
Interest on note receivable from an
 officer.............................       --              --            (10)
Deferred compensation................       --              --             --
Amortization of deferred
 compensation........................       --              --            251
Net loss.............................       --          (5,681)        (5,681)
                                           ---        --------       --------
Balances at December 31, 1998........      $(6)       $(14,644)      $(13,743)
                                           ===        ========       ========

                            See accompanying notes.

                                 MARIMBA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              PERIOD FROM
                                                               INCEPTION
                                                             (FEBRUARY 21,       YEAR ENDED
                                                               1996) TO         DECEMBER 31,
                                                             DECEMBER 31,    ------------------
                                                                 1996         1997       1998
                                                             -------------   -------    -------
OPERATING ACTIVITIES
Net loss...................................................     $(1,245)     $(7,718)   $(5,681)
Adjustments to reconcile net loss to net cash used in
  operating activities:
     Depreciation and amortization.........................          21          336        934
     Amortization of deferred compensation.................          --           --        251
     Other.................................................          --           --        (16)
     Changes in operating assets and liabilities:
       Accounts receivable, net............................         (50)      (4,541)     2,006
       Unbilled receivables................................          --           --     (1,036)
       Prepaid expenses and other current assets...........         (31)        (218)      (123)
       Accounts payable and accrued liabilities............         228        1,712       (544)
       Accrued compensation................................          --        1,535        169
       Deferred revenue....................................         200        7,397     (2,078)
       Other liabilities...................................          --           34          2
                                                                -------      -------    -------
          Net cash used in operating activities............        (877)      (1,463)    (6,116)
                                                                -------      -------    -------
INVESTING ACTIVITIES
Capital expenditures.......................................        (278)      (2,479)    (1,280)
Other assets...............................................          (7)        (250)       (42)
Purchases of short-term investments........................          --           --     (7,125)
Sales of short-term investments............................          --           --      3,000
                                                                -------      -------    -------
          Net cash used in investing activities............        (285)      (2,729)    (5,447)
                                                                -------      -------    -------
FINANCING ACTIVITIES
Proceeds from issuance of redeemable convertible preferred
  stock....................................................       3,963       14,990         --
Proceeds from issuance of common stock, net of
  repurchases..............................................          10          482        174
Proceeds from sale and lease back and equipment advances...          --          378        811
Principal payments under capital lease obligations.........          --          (67)      (124)
                                                                -------      -------    -------
          Net cash from financing activities...............       3,973       15,783        861
                                                                -------      -------    -------
Net increase (decrease) in cash and cash equivalents.......       2,811       11,591    (10,702)
Cash and cash equivalents at beginning of period...........          --        2,811     14,402
                                                                -------      -------    -------
Cash and cash equivalents at end of period.................     $ 2,811      $14,402    $ 3,700
                                                                =======      =======    =======
Supplemental disclosure of cash flow information
Interest paid..............................................     $     1      $    12    $    30
                                                                =======      =======    =======
Income taxes paid..........................................     $    --      $   154    $    41
                                                                =======      =======    =======
Supplemental disclosure of noncash financing activities
Common stock issued in exchange for note receivable from
  officer..................................................     $    --      $   150    $    --
                                                                =======      =======    =======

                            See accompanying notes.

                                 MARIMBA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     Marimba was incorporated in Delaware on February 21, 1996. Marimba develops and markets Internet-based software management solutions ("Castanet Products"), that distribute, update, and manage applications and related data over corporate intranets, extranets and the Internet. Marimba markets its products worldwide through a combination of a direct sales force and OEM/distributor partners. Substantially all of Marimba's license revenues are derived from sales of the Castanet Products. The Castanet Products are the subject of a patent lawsuit. Marimba believes that it has strong defenses against the lawsuit. However, the failure of Marimba to prevail could have a material adverse effect on Marimba's results of operations and financial condition. Currently, no reasonable estimate can be made of the possible loss or range of loss that may arise from this lawsuit. See Note 8.

     The consolidated financial statements include the accounts of Marimba and its wholly owned subsidiary in the United Kingdom. Intercompany accounts and transactions have been eliminated in consolidation.

     Marimba has incurred operating losses to date and had an accumulated deficit of $14,644,000 at December 31, 1998. Marimba's activities have been primarily financed through private placements of equity securities. Marimba may need to raise additional capital through the issuance of debt or equity securities. Such financing may not be available on terms satisfactory to Marimba, if at all.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

  Revenue Recognition

     License revenues are comprised of perpetual or multiyear license fees which are primarily derived from contracts with corporate customers and resellers. Such revenues are recognized after execution of a license agreement or receipt of a definitive purchase order, and delivery of the product to end-user customers, provided that there are no uncertainties surrounding product acceptance, the license fees are fixed and determinable, collectibility is probable and Marimba has no remaining obligations. Revenue on arrangements with customers who are not the ultimate users (primarily resellers) is not recognized until the product is delivered to the end user. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. Advance payments are recorded as deferred revenue until the products are shipped, services are provided, or obligations are met. Marimba's products do not require significant customization.

     Service revenues are comprised of revenue from maintenance agreements, consulting and training fees. Software maintenance agreements provide technical support and the right to unspecified upgrades on an if-and-when available basis.

     Revenue from maintenance agreements is deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year. Service revenues from training and consulting are recognized upon completion of the work to be performed.

                                 MARIMBA, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Revenue Recognition (continued)
     In October 1997, the Accounting Standards Executive Committee issued Statement of Position 97-2 ("SOP 97-2"), as amended by SOP 98-4 and SOP 98-9, "Software Revenue Recognition." These statements provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 97-2, as amended by SOP 98-4, is effective for Marimba's transactions entered into subsequent to January 1, 1998. The application of SOP 97-2 and SOP 98-4 has not had a material impact on Marimba's results of operations.

     SOP 98-9 amends SOP 97-2 and 98-4, extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. Marimba has not yet determined the effect of the final adoption of SOP 98-9 on its financial condition or results of operations. However, SOP 98-9 may require more revenue to be deferred for certain types of transactions.

     Unbilled receivables consist of contractually obligated amounts not yet billable by the Company.

  Research and Development

     Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility, which, for Marimba, is established upon completion of a working model. Costs incurred by Marimba between completion of the working model and the point at which the product is ready for general release have been insignificant. Therefore, through December 31, 1998, all research and development costs have been expensed as incurred.

  Cash, Cash Equivalents and Short-Term Investments

     Cash equivalents consist of financial instruments which are readily convertible to cash and have original maturities of three months or less at the time of acquisition. Marimba's cash and cash equivalents as of December 31, 1998 consist primarily of demand deposits and money market funds held by large financial institutions in the United States. The carrying value of cash and cash equivalents approximates fair value at December 31, 1997 and 1998.

     Marimba classifies, at the date of acquisition, its marketable securities into available-for-sale categories in accordance with the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Currently, Marimba classifies its securities as available-for-sale which are reported at fair market value with the related unrealized gains and losses included in stockholders' equity. Unrealized gains and losses were not material for all periods presented. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income. Interest and dividends on all securities are included in interest income.

     Investments with maturities between three and twelve months are considered short-term investments. Short-term investments consist of corporate notes and market auction rate preferred stocks.

                                 MARIMBA, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Cash, Cash Equivalents and Short-Term Investments (continued)
     The cost (which approximates fair value) of Marimba's investments at December 31, 1998 consisted of commercial paper ($500,000), corporate notes ($1,025,000) and market auction rate preferred stock ($3,100,000).

     The following is a reconciliation of Marimba's cash, cash equivalents and short-term investments to the balance sheet classifications:

                                                         DECEMBER 31,
                                                       -----------------
                                                        1997       1998
                                                       -------    ------
                                                        (IN THOUSANDS)
Amounts included in cash and cash equivalents........  $    --    $  500
Short-term investments...............................       --     4,125
                                                       -------    ------
          Total investments..........................       --     4,625
Money market fund....................................   14,402     2,689
Demand deposits......................................       --       511
                                                       -------    ------
          Total cash, cash equivalents and short-term
             investments.............................  $14,402    $7,825
                                                       =======    ======

  Property and Equipment

     Marimba records property and equipment at cost and calculates depreciation using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized over the term of the lease.

  Accounting for Stock-Based Compensation

     Marimba has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations in accounting for its employee stock options because, as discussed in Note 6, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of Marimba's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See pro forma disclosures of applying FAS 123 included in Note 6.

  Comprehensive Loss

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. Marimba adopted FAS 130 in the year ended December 31, 1998.

                                 MARIMBA, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Concentrations of Credit Risk and Other Risks

     Financial instruments that subject Marimba to credit risk consist primarily of uninsured cash, cash equivalents and short-term investment balances held at commercial banks and institutions primarily in the United States and trade receivables from Marimba's customers. Marimba sells to customers in many different industries. Marimba extends reasonably short credit terms in most instances and performs ongoing credit evaluations but does not require collateral. Marimba provides reserves for potential credit losses, and such losses have been within management's expectations. To date, Marimba's write-offs of bad debts have not been significant. During the years ended December 31, 1997 and 1998, Marimba added approximately $50,000 and $75,000 to its bad debt reserves. Total write-offs of uncollectible accounts were $1,000 and $54,000 in these periods.

     Revenues from one reseller represented 18% and 22% of total revenues for the years ended December 31, 1997 and 1998. However, as of December 31, 1998 this customer will no longer be an active reseller of our products. The same reseller accounted for 57% of accounts receivable at December 31, 1997. Sales to another reseller represented 18% of total revenues for the year ended December 31, 1998. Two other customers accounted for 48% and 16% of the combined accounts receivable and unbilled receivables accounts at December 31, 1998.

  Segment Information

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 changes the way companies report selected segment information in annual financial statements and requires companies to report selected segment information in interim financial reports to stockholders. FAS 131 is effective beginning in Marimba's year ended December 31, 1998. Marimba operates solely in one segment, the development and marketing of network application software, and therefore there is no impact to Marimba's financial statements of adopting FAS 131. For the years ended December 31, 1997 and 1998, sales to customers outside the United States were $1,199,000 and $1,265,000. The majority of these sales were to customers in Asia.

  Net Loss Per Share

     Basic and diluted net loss per common share are presented in conformity with FAS No. 128, "Earnings Per Share" ("FAS 128"), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of Marimba's initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, Marimba has not had any issuances or grants for nominal consideration.

     In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per share, as presented in the statements of operations, has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the redeemable convertible preferred stock (using the if-converted method) from the original date of issuance.

                                 MARIMBA, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Net Loss Per Share (continued)

     The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share:

                                                         PERIOD FROM
                                                          INCEPTION           YEAR ENDED
                                                     (FEBRUARY 21, 1996)     DECEMBER 31,
                                                             TO            -----------------
                                                      DECEMBER 31, 1996     1997      1998
                                                     -------------------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss...........................................        $(1,245)        $(7,718)  $(5,681)
                                                           =======         =======   =======
Basic and diluted:
     Weighted-average shares of common stock
       outstanding.................................         10,000          11,474    13,081
     Less weighted-average shares subject to
       repurchase..................................         (8,472)         (6,562)   (3,475)
                                                           -------         -------   -------
     Weighted-average shares used in computing
       basic and diluted net loss per common
       share.......................................          1,528           4,912     9,606
                                                           -------         -------   -------
     Basic and diluted net loss per common share...        $  (.81)        $ (1.57)  $  (.59)
                                                           =======         =======   =======
Pro forma:
     Shares used above.............................                                    9,606
     Pro forma adjustment to reflect
       weighted-average effect of the assumed
       conversion of redeemable convertible
       preferred stock (unaudited).................                                    5,753
                                                                                     -------
     Shares used in computing pro forma basic and
       diluted net loss per share (unaudited)......                                   15,359
                                                                                     -------
     Pro forma basic and diluted net loss per share
       (unaudited).................................                                  $  (.37)
                                                                                     =======

     Marimba has excluded all redeemable convertible preferred stock, warrants, outstanding stock options and shares subject to repurchase by Marimba from the calculation of diluted loss per share because all such securities are antidilutive for all periods presented. Weighted-average options and warrants outstanding to purchase 375,000, 1,261,000, and 1,483,000 shares of common and redeemable convertible preferred stock for the years ended December 31, 1996, 1997, and 1998, were not included in the computation of diluted net loss per share because the effect would be antidilutive. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share using the treasury stock method.

  Unaudited Pro Forma Stockholders' Equity

     If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will automatically be converted into common stock. Unaudited pro forma stockholders' equity at December 31, 1998, as adjusted for the assumed conversion of redeemable

                                 MARIMBA, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Unaudited Pro Forma Stockholders' Equity (continued)

convertible preferred stock based on the shares of redeemable convertible preferred stock outstanding at December 31, 1998, is disclosed on the balance sheet.

  Recent Accounting Pronouncements

     In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). Marimba is required to adopt FAS 133 for the year ending December 31, 2000. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because Marimba currently holds no derivative financial instruments and does not currently engage in hedging activities, adoption of FAS 133 is expected to have no material impact on Marimba's financial condition or results of operations.

     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Marimba is required to implement SOP 98-1 for the year ending December 31, 1999. Adoption of SOP 98-1 is expected to have no material impact on Marimba's financial condition or results of operations.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                 DECEMBER 31,
                                               -----------------
                                                1997      1998
                                               ------    -------
                                                (IN THOUSANDS)
Furniture and equipment......................  $1,191    $   759
Computer equipment...........................   1,440      3,036
Leasehold improvements.......................     125        241
                                               ------    -------
                                                2,756      4,036
Accumulated depreciation and amortization....    (355)    (1,289)
                                               ------    -------
Property and equipment, net..................  $2,401    $ 2,747
                                               ======    =======

     Property and equipment at December 31, 1997 and 1998 includes assets under capitalized leases of approximately $378,000. Accumulated amortization related to leased assets was approximately $223,000 and $280,000 at December 31, 1997 and 1998.

3. LEASES AND COMMITMENTS

     In January 1997, as part of a sale-leaseback transaction, Marimba entered into a $500,000 capital lease line of credit for financing of equipment, which expired on December 31, 1997. Marimba borrowed $378,000 under the line of credit. This amount bears interest at a rate of 3.5% and is collateralized by the equipment purchased. Under the terms of the master lease agreement, Marimba will have the option to purchase the leased equipment at a negotiated price at the end of the 36-month lease term. In connection

                                 MARIMBA, INC.

 3. LEASES AND COMMITMENTS (CONTINUED)

with the capital lease, Marimba issued a warrant that entitles the holder to purchase 16,865 shares of Series A redeemable convertible preferred stock (see
Note 6).

     Marimba leases its office facilities under various noncancelable operating lease agreements. Marimba's primary facility lease expires in 2000.

     As of December 31, 1998, future minimum lease payments under capital leases and noncancelable operating leases are as follows:

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES
                                                              -------   ---------
                                                                (IN THOUSANDS)
Years ending December 31:
1999........................................................   $ 133     $1,370
2000........................................................      60        517
2001........................................................      --        140
2002........................................................      --        148
2003 and thereafter.........................................      --        421
                                                               -----     ------
          Total minimum lease and principal payments........     193     $2,596
                                                                         ======
Amount representing interest................................      (6)
                                                               -----
Present value of future payments............................     187
Current portion of capital lease obligations................    (127)
                                                               -----
Noncurrent portion..........................................   $  60
                                                               =====

     Rent expense under operating leases totaled approximately $61,000, $375,000, and $1,245,000 for the years ended December 31, 1996, 1997, and 1998.

4. BANK ARRANGEMENTS

     In May 1998, Marimba entered into a credit agreement with a bank which provides for revolving credit loans, letters of credit, and nonformula and equipment advance facilities aggregating up to $6,500,000. The loans and advances are secured by substantially all of Marimba's assets. All of the credit facilities bear interest at a rate equal to the prime rate (7.75% at December 31, 1998). The credit agreement contains certain financial and reporting covenants, including a restriction on the payment of dividends. Marimba was in compliance with these covenants at December 31, 1998.

     The amount available under the revolving credit facility is limited to the lower of $4,000,000 and an amount equal to 80% of eligible accounts receivable, which available amount is reduced by the amount of outstanding letters of credit. Under the agreement, letters of credit can be drawn up to an amount not to exceed $500,000. As of December 31, 1998, no revolving credit loans had been borrowed or letters of credit issued.

     Marimba may borrow up to $1,000,000 under the nonformula-based advance. As of December 31, 1998, no amounts have been borrowed under this facility.

     The equipment advance facility provides Marimba with the ability to borrow up to $1,500,000. Principal and interest are due in monthly installments beginning in June 1999 and ending in May 2002. As of December 31, 1998, Marimba had $811,000 of outstanding borrowings under the facility. The fair

                                 MARIMBA, INC.

4. BANK ARRANGEMENTS (CONTINUED)

value of the equipment advance is estimated based on current interest rates available to Marimba for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying value of the equipment advance approximates its fair value.

     Principal payments under this equipment advance are as follows (in thousands):

1999........................................................  $ 159
2000........................................................    270
2001........................................................    270
2002........................................................    112
                                                              -----
          Total payments....................................    811
Less current portion........................................   (159)
                                                              -----
Long-term portion...........................................  $ 652
                                                              =====

5. PREFERRED STOCK

     Marimba is authorized to issue up to 15,000,000 shares of preferred stock, issuable in series, with the rights and preferences of each designated series to be determined by Marimba's Board of Directors. To date, 2,800,000 and 3,050,000 shares have been designated as Series A and Series B redeemable convertible preferred stock (the "Series A and Series B preferred stock").

     Each share of Series A and Series B preferred stock is convertible, at the option of the holder, into one share of common stock, subject to certain adjustments for dilutive issuances. Outstanding shares of convertible preferred stock automatically convert into common stock upon the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which Marimba receives at least $12,500,000 in gross proceeds and the price per share is at least $7.51.

     Series A and Series B preferred stockholders are entitled to noncumulative dividends of $.12 and $.40 per share. Dividends will be paid only when declared by the Board of Directors out of legally available funds. No dividends have been declared as of December 31, 1998.

     Series A and Series B preferred stockholders are entitled to receive, upon a liquidating event, an amount per share equal to the issuance price, plus all declared but unpaid dividends. Thereafter, the remaining assets and funds, if any, shall be distributed among the holders of Series A and Series B preferred stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Series A and Series B preferred stock). If any assets remain after the holders of Series A and Series B preferred stock have received an aggregate of $4.45 and $7.51 per share, the remaining assets will be distributed to the holders of the common stock pro rata based on the number of shares of common stock held by each.

     On or at any time after August 15, 2003, Marimba shall, upon written request from the holders of a majority of the then outstanding shares of Series A and Series B preferred stock, redeem in whole or in part the Series A and Series B preferred stock by paying in cash a sum equal to the original issuance prices of $1.48 and $5.01 per share.

     Series A and Series B preferred stockholders have voting rights equal to the common shares issuable upon conversion of the Series A and Series B preferred stock.

                                 MARIMBA, INC.

6. STOCKHOLDERS' EQUITY

  Common Stock

     In February 1996, Marimba issued and sold an aggregate of 10,000,000 shares of its common stock to the founders of Marimba under Restricted Common Stock Purchase Agreements. The stock vests ratably over a period of three years. As of December 31, 1998, 556,000 shares are subject to repurchase.

     At December 31, 1998, Marimba has reserved 5,770,000 shares of its common stock for issuance upon conversion of its Series A and Series B preferred stock and conversion of preferred shares issued upon exercise of outstanding warrants and 3,422,341 shares of common stock for issuances upon exercise of options then outstanding and available for grant under Marimba's 1996 Stock Option Plan.

     In November 1997, Marimba granted 300,000 options to purchase common stock under Marimba's 1996 Stock Option Plan to an officer of Marimba who immediately exercised the options in exchange for a full recourse note receivable of $150,000. This note, which bears interest at 5.69%, was collateralized by certain personal assets of the officer and was paid in full on January 8, 1999. These shares are subject to a right of repurchase that lapses over three years.

  1996 Stock Option Plan

     In November 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "1996 Plan") for issuance of common stock to eligible participants. Incentive stock options and nonstatutory stock options may be granted under the 1996 Plan at prices not less than 100% and 85% of the fair value on the date of grant. Options expire after 10 years. Options under the plan are immediately exercisable; however, shares issued are subject to Marimba's right to repurchase such shares at the original issuance price, which right lapses in a series of installments measured from the vesting commencement date of the option. As of December 31, 1998, 1,174,000 shares are subject to repurchase. Options generally vest and the repurchase rights lapse ratably over a period of three or four years from the date of grant.

     Pro forma information regarding net loss and net loss per share is required by FAS 123, and has been determined as if Marimba had accounted for its employee stock options under the fair value method of that Statement. The fair value of options was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions: risk-free interest rate of 6%, 6% and 5% in 1996, 1997 and 1998, and an expected life of four years and no dividends for all years presented.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options using a graded vesting method. The effects of applying FAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years.

                                 MARIMBA, INC.

6. STOCKHOLDERS' EQUITY (CONTINUED)

  1996 Stock Option Plan (continued)

                                                  PERIOD FROM
                                                   INCEPTION
                                                 (FEBRUARY 21,             YEARS ENDED
                                                   1996) TO               DECEMBER 31,
                                                 DECEMBER 31,       -------------------------
                                                     1996            1997            1998
                                                 -------------      -------      ------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss:
  As reported..................................     $(1,245)        $(7,718)       $(5,681)
                                                    =======         =======        =======
  Pro forma....................................     $(1,249)        $(7,771)       $(6,123)
                                                    =======         =======        =======
Pro forma basic and diluted net loss per share:
  As reported..................................                                    $  (.37)
                                                                                   =======
  Pro forma....................................                                    $  (.40)
                                                                                   =======

     Activity under the 1996 Stock Option Plan was as follows:

                                                               OPTIONS OUTSTANDING
                                                  ---------------------------------------------
                                      SHARES        NUMBER          PRICE          WEIGHTED-
                                    AVAILABLE         OF             PER            AVERAGE
                                    FOR GRANT       SHARES          SHARE        EXERCISE PRICE
                                    ----------    ----------    -------------    --------------
Authorized........................   3,174,603            --         --                 --
Granted...........................  (1,499,000)    1,499,000        $ .15            $ .15
                                    ----------    ----------
Balance at December 31, 1996......   1,675,603     1,499,000        $ .15            $ .15
Authorized........................   2,000,000            --         --                 --
Granted...........................  (2,529,610)    2,529,610    $ .15 - $ .75        $ .31
Exercised.........................          --    (3,217,110)   $ .15 - $ .50        $ .20
Repurchased.......................     150,000            --         --                 --
Canceled..........................      17,000       (17,000)   $ .15 - $ .75        $ .68
                                    ----------    ----------
Balance at December 31, 1997......   1,312,993       794,500    $ .15 - $ .75        $ .41
Authorized........................   1,300,000            --         --                 --
Granted...........................  (2,017,800)    2,017,800    $1.00 - $8.50        $3.54
Exercised.........................          --      (238,569)   $ .50 - $2.00        $ .96
Repurchased.......................     253,417            --         --                 --
Canceled..........................     381,163      (381,163)   $ .15 - $3.50        $ .84
                                    ----------    ----------
Balance at December 31, 1998......   1,229,773     2,192,568    $ .15 - $8.50        $3.16
                                    ==========    ==========

                                 MARIMBA, INC.

6. STOCKHOLDERS' EQUITY (CONTINUED)

  1996 Stock Option Plan (continued)

                         OPTIONS OUTSTANDING AND EXERCISABLE
                       ----------------------------------------
                                                     WEIGHTED-
                                                      AVERAGE
                        NUMBER       WEIGHTED-       REMAINING
                          OF          AVERAGE       CONTRACTUAL
EXERCISE PRICE RANGE    SHARES     EXERCISE PRICE      LIFE
--------------------   ---------   --------------   -----------
                                                    (IN YEARS)
         $.15             72,000       $ .15           7.94
    $ .50 - $ .75        341,500       $ .54           8.77
    $1.00 - $1.50        255,818       $1.35           9.13
    $1.75 - $2.00        132,000       $1.83           9.34
    $3.00 - $3.50      1,042,000       $3.14           9.67
    $7.00 - $8.50        349,250       $8.21           9.94
                       ---------
                       2,192,568       $3.16           9.43
                       =========

     At December 31, 1997, options to purchase 14,249 shares of common stock were vested at a weighted-average exercise price of $.18 per share. At December 31, 1998, outstanding options to purchase 188,289 outstanding shares of common stock were vested at a weighted-average exercise price of $.57 per share.

     The weighted-average fair value of options granted during 1996, 1997 and 1998 with an exercise price equal to the fair value of Marimba's common stock on the date of grant was $.03, $.06 and $.73. The weighted-average fair value of options granted during 1998 with an exercise price below the deemed fair value of Marimba's common stock on the date of grant was $2.07.

     In connection with the grant of certain share options to employees through December 31, 1998, Marimba recorded deferred compensation of approximately $1,367,000 for the aggregate differences between the exercise prices of options at their dates of grant and the deemed fair value for accounting purposes of the common shares subject to such options. Such amount is included as a reduction of stockholders' equity and is being amortized on a graded vesting method. The compensation expense of $251,000 in 1998 relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

  Warrants

     In January 1997, in connection with the sale-leaseback transaction, Marimba issued a warrant that entitles the holder to purchase 16,865 shares of Series A redeemable convertible preferred stock at an exercise price of $1.48 per share. This warrant is exercisable through the earlier of the effective date of a merger of Marimba or January 31, 2004. Marimba determined that the value of the warrant was immaterial.

7. INCOME TAXES

     Marimba's provision for income taxes for the years ended December 31, 1997 and 1998 consists entirely of foreign withholding taxes.

                                 MARIMBA, INC.

7. INCOME TAXES (CONTINUED)

     As of December 31, 1998, Marimba had federal net operating loss carryforwards of approximately $11,100,000. Marimba also had federal research and development tax credit carryforwards of approximately $400,000. The net operating loss and credit carryforwards will expire at various dates beginning on 2011 through 2018, if not utilized.

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Significant components of Marimba's deferred tax assets are as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 3,300    $ 4,400
  Research credit carryforwards.............................      200        600
  Deferred revenue..........................................      100        900
  Other.....................................................       --        200
                                                              -------    -------
          Total deferred tax assets.........................    3,600      6,100
Valuation allowance.........................................   (3,600)    (6,100)
                                                              -------    -------
Net deferred tax assets.....................................  $    --    $    --
                                                              =======    =======

     The valuation allowance for deferred tax assets increased by approximately $3,100,000 in the year ended December 31, 1997.

8. LEGAL MATTERS

     On March 3, 1997, Novadigm, Inc. filed a complaint against Marimba in the United States District Court for the Northern District of California, alleging infringement of a patent held by Novadigm. Novadigm alleges that Marimba's infringement relates to certain methods for updating data and software over a computer network used in the Castanet products. In its complaint, Novadigm requests preliminary and permanent injunctions prohibiting Marimba and other specified persons from making, using or selling any infringing products, as well as damages, costs, and attorneys' fees. The complaint also alleges that Marimba has willfully infringed Novadigm's Patent, and seeks up to triple damages pursuant to the United States Patent Act. To date, both parties have conducted substantial discovery. If the court does not enter judgment based on any dispositive motions, a jury trial of this action is currently scheduled to begin in September 1999.

     Marimba believes that it has strong defenses against Novadigm's lawsuit. Accordingly, Marimba intends to defend this suit vigorously. However, Marimba may not prevail in this litigation. Litigation is subject to inherent uncertainties, especially in cases such as this where sophisticated factual issues must be assessed and complex technical issues must be decided. In addition, cases such as this are likely to involve issues of law that are evolving, presenting further uncertainty. Marimba's defense of this litigation, regardless of the merits of the complaint, has been, and will likely continue to be, time-consuming, costly and a diversion for Marimba's technical and management personnel. However, the

                                 MARIMBA, INC.

8. LEGAL MATTERS (CONTINUED)

failure of Marimba to prevail in this litigation could have a material adverse effect on the Company's results of operations and financial condition.

9. EVENTS SUBSEQUENT TO DATE OF AUDITOR'S REPORT (UNAUDITED)

  1999 Employee Stock Purchase Plan

     On February 2, 1999, the Board of Directors approved the adoption of Marimba's 1999 employee stock purchase plan (the "1999 Purchase Plan"), subject to stockholder approval. A total of 500,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan, plus, commencing on January 1, 2000, annual increases equal to the lesser of 500,000 shares, 2% of the outstanding common shares on such date or a lesser amount determined by the Board of Directors. The 1999 Purchase Plan permits eligible employees to acquire shares of Marimba's common stock through periodic payroll deductions of up to 15% of base cash compensation. No more than 500 shares may be purchased by each employee on any purchase date. Each offering period will have a maximum duration of 24 months. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of Marimba's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. The initial offering period will commence on the effectiveness of the initial public offering and will end on April 30, 2001.

  1999 Omnibus Equity Incentive Plan

     On February 2, 1999, the Board of Directors approved the adoption of Marimba's 1999 Omnibus Equity Incentive Plan (the "1999 Omnibus Plan"), subject to stockholder approval. A total of 1,250,000 shares of common stock have been reserved for issuance to eligible participants under the 1999 Omnibus Plan. The types of awards that may be made under the 1999 Omnibus Plan are options to purchase shares of common stock, stock appreciation rights, restricted shares and stock units. Any shares not yet issued under Marimba's 1996 Stock Plan as of the date of Marimba's initial public offering will be available for grant under the 1999 Omnibus Plan. The exercise price for incentive stock options may not be less than 100% of the fair market value of Marimba's common stock on the date of grant (85% for nonstatutory options). In the event of a change in control of Marimba, an option or award under the 1999 Omnibus Plan will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or the surviving corporation does not substitute comparable awards for the awards granted under the 1999 Omnibus Plan.

  1999 Non-Employee Directors Option Plan

     On February 2, 1999, the Board of Directors approved the adoption of Marimba's Non-Employee Directors Option Plan (the "1999 Directors Plan"), subject to stockholder approval. A total of 150,000 shares of common stock have been reserved per issuance to non-employee members of the Board. Commencing January 1, 2000, the number of shares reserved per issuance will be increased automatically to restore the total number of shares available under this plan to 150,000 shares.

                                      LOGO

     Until                      , 1999, all dealers that buy, sell or trade our
common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

     For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.


SEC Registration fee........................................  $   23,019
NASD fee....................................................       7,860
Nasdaq National Market listing fee..........................      50,000
Printing and engraving expenses.............................     250,000
Legal fees and expenses.....................................     350,000
Accounting fees and expenses................................     200,000
Blue sky fees and expenses..................................      10,000
Custodian and transfer agent fees...........................      10,000
Miscellaneous fees and expenses.............................     199,121
                                                              ----------
          Total.............................................  $1,100,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit indemnification under limited circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6, of our bylaws provides for mandatory indemnification of our directors and officers and permissible indemnification of employees to the maximum extent permitted by the Delaware General Corporation Law. Our Certificate of Incorporation provides that, under Delaware law, our officers and directors shall not be liable for monetary damages for breach of the officers' or directors' fiduciary duty as officers or directors to us and our stockholders. This provision in the Certificate of Incorporation does not eliminate the officers' or directors' fiduciary duty, and in appropriate circumstances, equitable remedies like injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each officer or director will continue to be subject to liability for breach of the officer's or director's duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the officer or director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect an officer's or director's responsibilities under any other law, like the federal securities laws or state or federal environmental laws. We have entered into indemnification agreements with our officers and directors, a form of which is attached as Exhibit 10.1 and incorporated by reference. The indemnification agreements provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 9 of the underwriting agreement contained in Exhibit 1.1 to this prospectus, indemnifying officers and directors of ours against limited liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since inception, we have issued and sold the following securities:

          1. We granted direct issuances or stock options to purchase 6,259,910 shares of our common stock at exercise prices ranging from $.15 to $13.00 per share to employees, consultants, directors and other service providers under our 1996 Stock Plan.

          2. From inception through March 31, 1999, we issued and sold an aggregate of 3,855,682 shares of our common stock to employees, consultants, directors and other service providers for aggregate consideration of approximately $1,640,242 under direct issuances or exercises of options granted under our 1996 Stock Plan.

          3. In February 1996, we issued and sold an aggregate of 10,000,000 shares of our common stock (which numbers reflect the one for two and one-half stock split effected August 8, 1996) to each of Kim K. Polese, Arthur A. van Hoff, Jonathan Payne and Sami Shaio, our founders, for aggregate consideration of $10,000 under Restricted Common Stock Purchase Agreements.

          4. In August 1996 and January 1997, we issued and sold an aggregate of 2,765,870 shares of our Series A Preferred Stock for an aggregate purchase price of approximately $4,100,125.

          5. In February 1997, we issued a warrant to purchase 16,865 shares of our Series A Preferred Stock at an exercise price of $1.4824 per share.

          6. In August, September, October and November 1997, we issued and sold 2,987,696 shares of our Series B Preferred Stock for an aggregate purchase price of approximately $14,959,991.

     The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions under compensation benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

    EXHIBIT
      NO.                              DESCRIPTION
    -------                            -----------
      1.1**    Form of Underwriting Agreement.
      3.1**    Amended and Restated Certificate of Incorporation of the
               Registrant.
      3.2**    Certificate of Correction to Amended and Restated
               Certificate of Incorporation.
      3.3**    Form of Third Amended and Restated Certificate of
               Incorporation to be filed upon the closing of the offering made pursuant to this Registration Statement.
      3.4**    Bylaws of the Registrant.
      3.5**    Amended and Restated Bylaws of the Registrant to be
               effective upon the closing of the offering made pursuant to this Registration Statement.
      4.1      Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5.
      4.2**    Form of Registrant's Common Stock certificate.
      4.3**    Amended and Restated Investors' Rights Agreement dated
               August 25, 1997.

    EXHIBIT
      NO.                              DESCRIPTION
    -------                            -----------
      4.4**    Form of Amendment and Waiver of Registration Rights under
               the Amended and Restated Investors' Rights Agreement.
      4.5**    Warrant to purchase shares of Series A Preferred Stock of
               the Registrant issued to Lighthouse Capital Partners II,
               L.P.
      5.1**    Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
               Hachigian, LLP.
     10.1**    Form of Indemnification Agreement entered into by the
               Registrant with each of its directors and executive
               officers.
     10.2**    1999 Omnibus Equity Incentive Plan and forms of agreements thereunder.
     10.3**    Employee Stock Purchase Plan.
     10.4**    1999 Non-Employee Directors Option Plan.
     10.5**    Assignment and Assumption of Sublease between Quickturn
               Design Systems, Inc. and ilicon, Inc. dated January 31,
               1999.
     10.6**    Loan and Security Agreement between the Registrant and
               Silicon Valley Bank dated May 27, 1998.
    10.7**+    Original Equipment Manufacturer Agreement between Tivoli
               Systems Subsidiary, Inc. and the Registrant dated March 6,
               1998.
    10.8**+    Amendment No. 1 to Original Equipment Manufacturer Agreement
               between Tivoli Systems, Inc. and the Registrant dated
               February 8, 1999.
    10.9**+    Reseller Agreement between Tivoli Systems Subsidiary, Inc.
               and the Registrant dated August 14, 1997.
    10.10**+   Amendment No. 1 to Reseller Agreement between Tivoli
               Systems, Inc. and the Registrant dated June 1, 1998.
    10.11**    Amendment No. 2 to Reseller Agreement between Tivoli
               Systems, Inc. and the Registrant dated June 30, 1998.
    10.12**    Reseller License Guide to Reseller Agreement between Tivoli
               Systems, Inc. and the Registrant dated November 23, 1998.
    10.13**+   Pricing Guide to Reseller Agreement between Tivoli Systems,
               Inc. and the Registrant dated November 23, 1998.
    10.14**    Amendment No. 3 to Reseller Agreement between Tivoli
               Systems, Inc. and the Registrant dated February 9, 1999.
     10.15     Amendment No. 4 to Reseller Agreement between Tivoli
               Systems, Inc. and the Registrant dated April 27, 1999.
     23.1      Consent of Ernst & Young LLP, independent auditors.
     23.2**    Consent of Counsel. Reference is made to Exhibit 5.1.
     24.1**    Power of Attorney.
     27.1**    Financial Data Schedule.
     99.1**    Order of the United States District Court for the Northern
               District of California, San Jose Division dated December 28,
               1998.
     99.2**    Consent of the Hurwitz Group.
     99.3**    Consent of Blakely, Sokoloff, Taylor & Zafman, LLP.


-------------------------
** Previously filed.

+ Confidential treatment requested.

(b) FINANCIAL STATEMENT SCHEDULES

     All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS

     We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the Delaware General Corporation Law, the Certificate of Incorporation or our bylaws, the underwriting agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

     We undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on this 28th day of April, 1999.


                                      MARIMBA, INC.

                                      By:         /s/ KIM K. POLESE
                                         ---------------------------------------
                                                      Kim K. Polese
                                          President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:


                SIGNATURE                                        TITLE                            DATE
                ---------                                        -----                            ----

            /s/ KIM K. POLESE               President, Chief Executive Officer (Principal    April 28, 1999
------------------------------------------  Executive Officer) and Director
              Kim K. Polese

            /s/ FRED M. GERSON              Vice President, Finance and Chief Financial      April 28, 1999
------------------------------------------  Officer (Principal Financial and Accounting
              Fred M. Gerson                Officer)

         /s/ ARTHUR A. VAN HOFF*            Chief Technology Officer and Director            April 28, 1999
------------------------------------------
            Arthur A. van Hoff

           /s/ RAYMOND J. LANE*             Director                                         April 28, 1999
------------------------------------------
             Raymond J. Lane

        /s/ DOUGLAS J. MACKENZIE*           Director                                         April 28, 1999
------------------------------------------
           Douglas J. Mackenzie

            /s/ ANEEL BHUSRI*               Director                                         April 28, 1999
------------------------------------------
               Aneel Bhusri

         /s/ STRATTON D. SCLAVOS*           Director                                         April 28, 1999
------------------------------------------
           Stratton D. Sclavos

          *By: /s/ KIM K. POLESE
  --------------------------------------
              Kim K. Polese
             Attorney-in-Fact

         *By: /s/ FRED M. GERSON
  --------------------------------------
              Fred M. Gerson
             Attorney-in-Fact

                               INDEX TO EXHIBITS


    EXHIBIT
      NO.                              DESCRIPTION
    -------                            -----------
     1.1**    Form of Underwriting Agreement.
     3.1**    Amended and Restated Certificate of Incorporation of the
              Registrant.
     3.2**    Certificate of Correction to Amended and Restated
              Certificate of Incorporation.
     3.3**    Form of Third Amended and Restated Certificate of
              Incorporation to be filed upon the closing of the offering made pursuant to this Registration Statement.
     3.4**    Bylaws of the Registrant.
     3.5**    Amended and Restated Bylaws of the Registrant to be
              effective upon the closing of the offering made pursuant to this Registration Statement.
     4.1      Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5.
     4.2**    Form of Registrant's Common Stock certificate.
     4.3**    Amended and Restated Investors' Rights Agreement dated
              August 25, 1997.
     4.4**    Form of Amendment and Waiver of Registration Rights under
              the Amended and Restated Investors' Rights Agreement.
     4.5**    Warrant to purchase shares of Series A Preferred Stock of
              the Registrant issued to Lighthouse Capital Partners II,
              L.P.
     5.1**    Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
              Hachigian, LLP.
    10.1**    Form of Indemnification Agreement entered into by the
              Registrant with each of its directors and executive
              officers.
    10.2**    1999 Omnibus Equity Incentive Plan and forms of agreements thereunder.
    10.3**    Employee Stock Purchase Plan.
    10.4**    1999 Non-Employee Directors Option Plan.
    10.5**    Assignment and Assumption of Sublease between Quickturn
              Design Systems, Inc. and ilicon, Inc. dated January 31,
              1999.
    10.6**    Loan and Security Agreement between the Registrant and
              Silicon Valley Bank dated May 27, 1998.
    10.7**+   Original Equipment Manufacturer Agreement between Tivoli
              Systems Subsidiary, Inc. and the Registrant dated March 6,
              1998.
    10.8**+   Amendment No. 1 to Original Equipment Manufacturer Agreement
              between Tivoli Systems, Inc. and the Registrant dated
              February 8, 1999.
    10.9**+   Reseller Agreement between Tivoli Systems Subsidiary, Inc.
              and the Registrant dated August 14, 1997.
    10.10**+  Amendment No. 1 to Reseller Agreement between Tivoli
              Systems, Inc. and the Registrant dated June 1, 1998.
    10.11**   Amendment No. 2 to Reseller Agreement between Tivoli
              Systems, Inc. and the Registrant dated June 30, 1998.
    10.12**   Reseller License Guide to Reseller Agreement between Tivoli
              Systems, Inc. and the Registrant dated November 23, 1998.
    10.13**+  Pricing Guide to Reseller Agreement between Tivoli Systems,
              Inc. and the Registrant dated November 23, 1998.
    10.14**   Amendment No. 3 to Reseller Agreement between Tivoli
              Systems, Inc. and the Registrant dated February 9, 1999.
    10.15     Amendment No. 4 to Reseller Agreement between Tivoli
              Systems, Inc. and the Registrant dated April 27, 1999.
    23.1      Consent of Ernst & Young LLP, independent auditors.
    23.2**    Consent of Counsel. Reference is made to Exhibit 5.1.

    EXHIBIT
      NO.                              DESCRIPTION
    -------                            -----------
     24.1**    Power of Attorney.
     27.1**    Financial Data Schedule.
     99.1**    Order of the United States District Court for the Northern
               District of California, San Jose Division dated December 28,
               1998.
     99.2**    Consent of the Hurwitz Group.
     99.3**    Consent of Blakely, Sokoloff, Taylor & Zafman, LLP.


-------------------------
** Previously filed.

+ Confidential treatment requested.